UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

ISSUER IDENTIFICATION

YEAR-END DATE:	31/12/2020

Tax Identification No. [C.I.F.].    A-48265169

Company Name: BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Registered Office: Plaza de San Nicolás, 4, 48005 Bilbao (Bizkaia)

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ANNUAL CORPORATE GOVERNANCE REPORT

OF LISTED COMPANIES

A. OWNERSHIP STRUCTURE

A.1 Fill in the following table on the company’s share capital:

Date of last modification	Share capital (EUR)	Number of shares	Number of voting rights
24/04/2017	3,267,264,424.20	6,667,886,580	6,667,886,580

Indicate if there are different share classes with different rights associated with them:

No

A.2 Detail the direct and indirect holders of significant shareholdings in the company at financial year-end, excluding directors:

Name or corporate name of the shareholder	% of voting rights attached to shares		% of voting rights through financial instruments		Total % of voting rights
	Direct	Indirect	Direct	Indirect
Blackrock, Inc.		5.48%	0.44%		5.92%
Norges Bank	3.24%		0.13%		3.37%

Details of indirect participation:

Name or corporate name of indirect shareholder	Name or corporate name of direct shareholder	% of voting rights attached to shares	% of voting rights through financial instruments	Total % of voting rights

Indicate the most significant changes in the shareholder structure during the financial year:

State Street Bank and Trust Co., The Bank of New York Mellon S.A.N.V. and Chase Nominees Ltd., as international custodian/depositary banks, hold, as of 31 December 2020, 10.94%, 1.31% and 8.36% of BBVA’s share capital, respectively. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of the BBVA share capital.

Communication of significant shareholdings to the Spanish National Securities Market Commission (CNMV): On 18 April 2019, Blackrock, Inc. informed the CNMV that it had an indirect holding of 5.917% of BBVA’s share capital, through the company Blackrock, Inc.

Communication of significant shareholdings to the CNMV: On 11 May 2020, Norges Bank informed the CNMV that it had a direct holding of 3.366% of BBVA’s share capital.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

A.3 Fill in the following tables with the members of the company’s board of directors with voting rights on company shares:

Name or corporate name of the director	% of voting rights attached to shares		% of voting rights through financial instruments		Total % of voting right	% of voting rights that can be transferred through financial instruments
	Direct	Indirect	Direct	Indirect		Direct	Indirect
Carlos Torres Vila	0.01	0.00	0.00	0.00	0.01	0.00	0.00
Onur Genç	0.01	0.00	0.00	0.00	0.01	0.00	0.00
José Miguel Andrés Torrecillas	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Jaime Félix Caruana Lacorte	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Raúl Catarino Galamba de Oliveira	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Belén Garijo López	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Sunir Kumar Kapoor	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Lourdes Máiz Carro	0.00	0.00	0.00	0.00	0.00	0.00	0.00
José Maldonado Ramos	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Ana Cristina Peralta Moreno	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Juan Pi Llorens	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Ana Leonor Revenga Shanklin	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Susana Rodríguez Vidarte	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Carlos Vicente Salazar Lomelín	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Jan Paul Marie Francis Verplancke	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Total % of voting rights held by the board of directors							0.02%

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Details of indirect participation:

Name or corporate name of the director	Name or corporate name of direct shareholder	% of voting rights attached to shares	% of voting rights through financial instruments	Total % of voting rights	% of voting rights that can be transferred through financial instruments

A.4 Where applicable, indicate any family, commercial, contractual or corporate relationships between holders of significant shareholdings, insofar as the company is aware of them, unless they are of little relevance or due to ordinary trading or exchange activities, except those described in Section A.6:

Name of related person or company	Type of relationship	Brief description

A.5 Where applicable, indicate any commercial, contractual or corporate relationships between holders of significant shareholdings and the company and/or its group, unless they are of little relevance or due to ordinary trading or exchange activities:

Name of related person or company	Type of relationship	Brief description

A.6 Describe the relationships, unless insignificant for the two parties, that exist between significant shareholders or shareholders represented on the board and directors, or their representatives in the case of directors that are legal persons.

Explain, as the case may be, how the significant shareholders are represented. Specifically, state those directors appointed to represent significant shareholders, those whose appointment was proposed by significant shareholders or who were linked to significant shareholders and/or their group companies, and specify the nature of the relationships. In particular, indicate, where applicable, the existence, identity and position of board members—or their representatives—of the listed company who are members—or representatives of members—of the management body of companies that hold significant shareholdings in the listed company or of companies of said significant shareholders’ groups.

Name or corporate name of linked director or representative	Name or corporate name of linked holder of significant shareholdings	Name of the company of the significant shareholder’s group	Description of relationship/ position

Remarks

A.7 Indicate whether the company has been informed of any shareholder agreements that may affect it, as set out under Articles 530 and 531 of the Corporate Enterprises Act. Where applicable, briefly describe them and list the shareholders bound by such agreement:

No

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Indicate whether the company is aware of the existence of concerted actions by its shareholders. If so, describe them briefly:

No

If there has been any amendment or breaking-off of said pacts or agreements or concerted actions in the financial year, indicate this expressly:

A.8 Indicate whether any legal or natural person exercises or may exercise control over the company pursuant to Article 5 of the Securities Exchange Act. If so, identify them:

No

A.9 Fill in the following tables regarding the company’s treasury shares:

At financial year-end:

Number of direct shares	Number of indirect shares (*)	Total % of share capital
592,832	13,760,000	0.22%

(*)	Through:

Name or corporate name of direct holder of shareholding	Number of direct shares
Corporación General Financiera, S.A.	13,760,000

Total:	13,760,000

Give details of any significant changes that have occurred during the financial year:

Explain the significant changes

In 2020, five communications regarding treasury shares were sent to the CNMV, as the acquisitions had exceeded the 1% threshold. The communications were as follows:

•	Communication date: 21/01/2020. A total of 2,834,633 direct shares and 13,930,924 indirect shares, representing a total of 0.251% of the share capital.

•	Communication date: 01/04/2020. A total of 3,332,105 direct shares and 4,165,426 indirect shares, representing a total of 0.112% of the share capital.

•	Communication date: 12/06/2020. A total of 2,173,039 direct shares and 3,563,872 indirect shares, representing a total of 0.086% of the share capital.

•	Communication date: 07/09/2020. A total of 1,333,849 direct shares and 15,542,111 indirect shares, representing a total of 0.253% of the share capital.

•	Communication date: 09/12/2020. A total of 1,268,461 direct shares and 15,844,930 indirect shares, representing a total of 0.257% of the share capital.

A.10 Describe the conditions and term of the current mandate of the general meeting for the board of directors to issue, buy back and transfer treasury shares.

•

The BBVA General Meeting held on 17 March 2017, under item three of the agenda, passed a resolution to delegate to the Board the power to increase share capital for a period of five years up to a maximum amount corresponding to 50% of BBVA’s share capital on the date of such authorisation. This can be done on one or several occasions, to the amount that the Board resolves, by issuing new shares of any kind allowed by law, with or without an issue

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

premium, the counter-value of said shares comprising cash considerations. The authorisation includes the setting out of the terms and conditions of the share capital increase in any respect not provided for in the resolution, and delegation to the Board of a power to wholly or partly exclude pre-emptive subscription rights in relation to any share capital increase carried out by virtue of the resolution when so demanded by the corporate interest and in compliance with the applicable legal requirements. However, this power was limited insofar as the nominal amount of the capital increases resolved upon or actually carried out with an exclusion of the pre-emptive subscription right by virtue of this delegation or resolved upon or executed to accommodate the conversion of ordinarily convertible issues that are also carried out with an exclusion of the pre-emptive subscription right in the exercise of the delegated power to issue convertible securities granted by the General Meeting itself, under item five of the agenda, may not exceed the maximum nominal amount, taken as a whole, of 20% of BBVA’s share capital at the time of delegation. This limit does not apply to issues of contingently convertible securities.

To date, BBVA has not adopted any resolution using this delegated power.

•

The BBVA General Meeting of 17 March 2017, under the fifth item on the agenda, delegated to the Board the power to issue securities that are convertible into newly issued BBVA shares, on one or more occasions within a maximum term of five years, up to a total combined maximum amount of EUR 8,000,000,000 or its equivalent in another currency; the Board may likewise resolve upon, set and determine the terms and conditions of the issues carried out, determine the basis and mode of conversion, and resolve upon, set and determine the conversion ratio, which may be fixed or variable. Moreover, the General Meeting resolved to delegate to the Board the power to totally or partially exclude pre-emptive subscription rights over any issue of convertible securities that may be made under the agreement, when the corporate interest so requires, in compliance with any applicable legal requirements. However, this power was limited in so far as the normal amount of the capital increases resolved upon or actually carried out to accommodate the conversion of ordinarily convertible issues executed using this delegated power with an exclusion of the pre-emptive subscription right, and those resolved upon or executed also with an exclusion of the pre-emptive subscription right in the exercise of the delegated power to increase share capital granted by the same Meeting, under item four of the Agenda, may not exceed the maximum nominal amount, taken as a whole, of 20% of BBVA’s share capital at the time of delegation. This limit does not apply to issues of contingently convertible securities.

Through the aforementioned delegation, BBVA has made six issuances of contingently convertible perpetual securities (Additional Tier 1 capital instruments), without pre-emptive subscription rights, namely two issuances in the 2017 financial year in the amounts of EUR 500 million and USD 1 billion; one in the 2018 financial year in the amount of EUR 1 billion; two in the 2019 financial year in the amounts of EUR 1 billion and USD 1 billion; and one in 2020 in the amount of EUR 1 billion.

•

Under the third item of the agenda of the BBVA General Meeting held on 16 March 2018, it was resolved to grant BBVA the authority, whether directly or through any of its subsidiaries, and for a period of no more than five years, at any time and on as many occasions as it deems necessary, to derivatively acquire BBVA shares by any means permitted by law, including charging the acquisition to the profits for the financial year and/or to freely available reserves, as well as to later divest the acquired shares by any means permitted by law. The derivative acquisition of shares is to be carried out, in all cases, in accordance with the applicable legal conditions or by the competent authorities and, in particular, with the following conditions: (i) the nominal value of the treasury stock acquired, whether directly or indirectly, by means of this authorisation, when added to that already held by BBVA and its subsidiaries, may not exceed 10% of the subscribed share capital of BBVA or, where appropriate, the maximum amount permitted under the applicable legislation; and (ii) the acquisition price per share may not be lower than the nominal value of the share, and must be under 10% higher than the share price or any other price associated with the shares at the time that they are acquired. The aforementioned General Meeting also expressly authorised that the shares acquired by BBVA or any of its subsidiaries may, through this authorisation, be partially or totally set aside for workers or directors of BBVA or its subsidiaries, either directly or as a result of them exercising any option rights that they may hold.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

A.11 Estimated floating capital:

%
Estimated floating capital	90.48%

Remarks

This estimated floating BBVA capital has been calculated by deducting, from the share capital, the capital held by the direct and indirect holders of significant shares (Section A.2), the members of the Board of Directors (Section A.3) and the capital held in treasury shares (Section A.9), all as of 31 December 2020, in accordance with the instructions for completing the Annual Corporate Governance Report

A.12 Indicate whether there is any restriction (statutory, legislative or of any other kind) on the transferability of securities and/or any restriction on voting rights. In particular, report the existence of any restrictions that might hinder the takeover of the company through the purchase of its shares on the market, as well as any authorisation or prior communication regimes that are applicable to the purchase or transfer of the company’s financial instruments in accordance with sector legislation.

Yes

Description of the restrictions

Regarding the exercise of the right to vote, there are no legal or statutory restrictions on this. Thus, in accordance with Article 31 of the Bylaws, each voting share will confer the right to one vote on the holder, whether present or represented at the General Shareholders’ Meeting, regardless of its disbursement.

There are also no statutory restrictions on the acquisition or transfer of shares in the company’s share capital.

As for the legal restrictions on the acquisition or transfer of holdings in the company’s share capital, Spanish Act 10/2014, of 26 June, on the regulation, supervision and solvency of credit institutions (the LOSS) establishes that the direct or indirect acquisition of a significant holding (as defined in Article 16 of that Act) in a credit institution is subject to assessment by the Bank of Spain as set out in Articles 16 et seq. of that Act. Additionally, Article 25 of Royal Decree 84/2015, implementing the LOSS, establishes that the Bank of Spain shall evaluate proposals for acquisitions of significant shares and submit a proposal to the European Central Bank regarding whether to oppose this acquisition or not. This same article establishes the criteria that should be considered during said evaluation and the applicable timelines.

A.13 Indicate whether the general meeting has agreed to adopt measures to neutralise a public takeover bid, pursuant to Act 6/2007.

No

If so, explain the measures approved and the terms under which the restrictions would be rendered effective:

Explain the measures approved and the terms under which such limitations would cease to apply

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

A.14 Indicate whether the company has issued securities that are not traded on a regulated market in the EU.

Yes

Where applicable, indicate the different share classes, and the rights and obligations that each share class confers.

Indicate the different share classes

All the shares in BBVA’s share capital have the same class and series, and confer the same political and economic rights. There are no different voting rights for any shareholder. There are no shares that do not represent capital.

The Bank’s shares are admitted to trade on the stock exchanges in Madrid, Barcelona, Bilbao and Valencia, through the Spanish Stock Exchange Interconnection System (Continuous Market), as well as on the stock exchanges in London and Mexico. BBVA’s American Depositary shares (ADS) are traded on the New York stock exchange.

B. GENERAL SHAREHOLDERS’ MEETING

B.1 Indicate, giving details where applicable, whether there are any deviations from the minimum standards established under the Corporate Enterprises Act (CEA) with respect to the quorum for holding the general meeting.

Yes

	% required for quorum if different to that set out in Art. 193 of the CEA for general circumstances	% required for quorum if different to that set out in Art. 194 of the CEA for special circumstances
Quorum on first call	0.00%	66.66%
Quorum on second call	0.00%	60.00%

Description of the differences

Article 194 of the Corporate Enterprises Act establishes that in order for a general meeting (whether ordinary or extraordinary) to validly resolve to increase or reduce capital or make any other amendment to the bylaws, bond issuance, the suppression or limitation of pre-emptive subscription rights over new shares, or the transformation, merger or spin-off of the company or global assignment of assets and liabilities or the offshoring of domicile, the shareholders present and represented on first calling must own at least 50% of the subscribed capital with voting rights.

On second calling, 25% of said capital will be sufficient.

Notwithstanding the foregoing, Article 25 of the BBVA Bylaws requires a super quorum of two thirds of the subscribed capital with voting rights on first calling, and 60% of the subscribed capital on second calling, for the valid adoption of resolutions on the following matters: change of the corporate purpose; the transformation, total spin-off or winding up of the Company; and the modification of the statutory article defining this super quorum.

B.2 Indicate, giving details where applicable, whether there are any deviations from the minimum requirements established under the Corporate Enterprises Act (CEA) for the adoption of corporate resolutions:

No

B.3 Indicate the rules applicable to amendments to the company bylaws. In particular, report the majorities established to amend the bylaws, and the rules, if any, to safeguard shareholders’ rights when amending the bylaws.

Article 30 of the BBVA Company Bylaws establishes that the General Shareholders’ Meeting is empowered to amend the Company Bylaws and to confirm or rectify the manner in which they are interpreted by the Board of Directors.

To such end, the rules established under Articles 285 et seq. of the Corporate Enterprises Act shall apply.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The above paragraph notwithstanding, Article 25 of the BBVA Bylaws establishes that in order to validly adopt resolutions regarding any change to the corporate purpose, transformation, total spin-off or winding up of the Company and amendment of the second paragraph of said Article 25, two thirds of the subscribed capital with voting rights must attend the General Meeting on first calling, and 60% of said capital on second calling.

As regards the procedure for amending the Bylaws, Article 4.2 c) of Spanish Act 10/2014, of 26 June, on the regulation, supervision and solvency of credit institutions (the LOSS), establishes that the Bank of Spain shall be responsible for authorising the amendments to the bylaws of credit institutions as set out by applicable regulations.

Further to the above, Article 10 of Royal Decree 84/2015, of 13 February, implementing the LOSS, stipulates that the Bank of Spain shall make a decision within two months following receipt of the request for amendment of the Bylaws and that said request must be accompanied by certified minutes recording the agreement, a report substantiating the proposal drawn up by the board of directors and draft new bylaws, identifying the cited amendments.

Notwithstanding the foregoing, the aforementioned Article 10 establishes that no prior authorisation from the Bank of Spain is required, though the latter must be notified for the purposes of entry in the Registro de Entidades de Crédito (Spanish register of credit institutions), for amendments with the following purposes:

•	Change of the registered office within the national territory.

•	Share capital increase.

•	Verbatim incorporation into the bylaws of legal or regulatory precepts of a mandatory or prohibitive nature, or for the purpose of complying with legal or administrative decisions.

•	Those amendments for which the Bank of Spain, in response to a prior enquiry made by the affected bank, deems that authorisation is not required due to their little relevance.

This communication must be made within 15 working days following the adoption of the statute amendment resolution.

Finally, as a significant entity, BBVA is under the direct supervision of the European Central Bank (ECB) in cooperation with the Bank of Spain under the Single Supervisory Mechanism, so the authorisation of the Bank of Spain mentioned above will be submitted to the ECB, prior to its resolution by the Bank of Spain.

B.4 Indicate the data on attendance at general meetings held during the financial year to which this report refers and the previous two financial years:

	Attendance data
Date of general meeting	% physically present	% present by proxy	% distance voting		Total
			Electronic vote	Other
13/03/2020	0.06%	47.76%	4.34%	14.67%	66.83%
Of which is floating capital:	0.04%	38.48%	4.34%	14.67%	57.53%
15/03/2019	1.77%	38.95%	0.92%	22.79%	64.43%
Of which is floating capital:	1.75%	33.03%	0.92%	22.79%	58.49%
16/03/2018	1.71%	40.47%	0.23%	22.13%	64.54%
Of which is floating capital:	1.62%	34.53%	0.23%	22.13%	58.51%

B.5 Indicate whether there were any items on the agenda that were not approved by shareholders for any reason, for all general meetings that took place in the financial year.

No

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

B.6 Indicate if there is any statutory restriction that sets out a minimum number of shares required to attend the general meeting or vote remotely:

Yes

Number of shares required to attend the general meeting	500
Number of shares required to vote remotely	1

Remarks

Article 23 of the BBVA Bylaws establishes that holders of 500 shares or more may attend ordinary and extraordinary General Shareholders’ Meetings, provided that their shares are registered at least five days prior to such a meeting, in the corresponding accounting record, in accordance with the Securities Exchange Act and other applicable provisions.

Holders of fewer shares may group together until they have at least that number, and name a representative.

However, there is no minimum number of shares required to vote remotely. Pursuant to the provisions of Article 8 of BBVA’s Regulations of the General Shareholders’ Meeting, shareholders may vote by proxy, by post, electronically or by any other means of remote communication, provided that the voter’s identity is duly guaranteed. In terms of the constitution of the General Shareholders’ Meeting, shareholders who vote remotely will be counted as present.

B.7 Indicate whether it has been established that certain decisions, other than those set out by law, involving an acquisition, disposal, the allocation of essential assets to another company or a similar corporate transaction, must be submitted to the general shareholders’ meeting for approval.

No

B.8 Indicate the address and means of access, on the company website, to information on corporate governance and other information on the general meetings that must be made available to shareholders on the Company’s website.

Information relating to corporate governance and the Company’s general meetings can be accessed via the Banco Bilbao Vizcaya Argentaria, S.A. company website, www.bbva.com, in the Shareholders and Investors – Corporate Governance and Remuneration Policy section (https://shareholdersandinvestors.bbva.com/corporate-governance-and-remuneration-policy/).

C. COMPANY MANAGEMENT STRUCTURE

C.1 Board of Directors

C.1.1 Maximum and minimum number of directors established in the bylaws and the number set by the general meeting:

Maximum number of directors	15
Minimum number of directors	5
Number of directors set by the general meeting	15

Remarks

In accordance with the provisions of Article 34, Paragraph 2 of the Bylaws, the General Shareholders’ Meeting, held on 13 March 2020, resolved to set the total number of directors on the BBVA Board of Directors at 15.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

C.1.2 Fill in the following table on the board members:

Name or corporate name of the director	Representative	Directorship type	Position on the board	Date of first appointment	Date of most recent appointment	Election procedure

Carlos Torres Vila	—	Executive	Chairman	04/05/2015	15/03/2019	Resolution of the General Shareholders’ Meeting

Onur Genç	—	Executive	Chief Executive Officer	20/12/2018	15/03/2019	Resolution of the General Shareholders’ Meeting

José Miguel Andrés Torrecillas	—	Independent	Deputy Chair	13/03/2015	16/03/2018	Resolution of the General Shareholders’ Meeting

Jaime Félix Caruana Lacorte	—	Independent	Director	16/03/2018	16/03/2018	Resolution of the General Shareholders’ Meeting

Raúl Catarino Galamba de Oliveira	—	Independent	Director	13/03/2020	13/03/2020	Resolution of the General Shareholders’ Meeting

Belén Garijo López	—	Independent	Director	16/03/2012	16/03/2018	Resolution of the General Shareholders’ Meeting

Sunir Kumar Kapoor	—	Independent	Director	11/03/2016	15/03/2019	Resolution of the General Shareholders’ Meeting

Lourdes Máiz Carro	—	Independent	Director	14/03/2014	13/03/2020	Resolution of the General Shareholders’ Meeting

José Maldonado Ramos	—	Other external	Director	28/01/2000	16/03/2018	Resolution of the General Shareholders’ Meeting

Ana Cristina Peralta Moreno	—	Independent	Director	16/03/2018	16/03/2018	Resolution of the General Shareholders’ Meeting

Juan Pi Llorens	—	Independent	Lead Director	27/07/2011	16/03/2018	Resolution of the General Shareholders’ Meeting

Ana Leonor Revenga Shanklin	—	Independent	Director	13/03/2020	13/03/2020	Resolution of the General Shareholders’ Meeting

Susana Rodríguez Vidarte	—	Other external	Director	28/05/2002	13/03/2020	Resolution of the General Shareholders’ Meeting

Carlos Vicente Salazar Lomelín	—	Other external	Director	13/03/2020	13/03/2020	Resolution of the General Shareholders’ Meeting

Jan Paul Marie Francis Verplancke	—	Independent	Director	16/03/2018	16/03/2018	Resolution of the General Shareholders’ Meeting

Total number of directors	15

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Indicate any appointment terminations, as a result of resignation or by resolution of the general meeting, that have occurred on the board of directors during the reporting period:

C.1.3 Fill in the following tables on the board members and their directorship type:

EXECUTIVE DIRECTORS

Name or corporate name of the director	Position within the company’s organisation structure	Profile
Carlos Torres Vila	Chairman

Chairman of the BBVA Board of Directors.

He was Chief Executive Officer of BBVA from May 2015 to December 2018, Head of Digital Banking from 2014 to 2015 and Head of Strategy and Corporate Development from 2008 to 2014.

In addition, he previously held positions of responsibility in other companies, with his roles as Chief Financial Officer, Corporate Director of Strategy and member of the Executive Committee of Endesa being of particular note, as well as partner at McKinsey & Company.

He completed his studies in Electrical Engineering (BSc) at the Massachusetts Institute of Technology (MIT), where he also received a degree in Business Administration. He holds a master’s degree in Management (MSc) from the MIT Sloan School of Management and also a Law degree from the National Distance Education University (UNED).

Onur Genç	Chief Executive Officer

Chief Executive Officer of BBVA.

He served as Chairman and CEO of BBVA Compass and as BBVA Country Manager in the U.S. from 2017 to December 2018, and served as Deputy CEO and Executive Vice President of retail and private banking at Garanti BBVA between 2012 and 2017.

He has also held positions of responsibility in different McKinsey & Company offices, having also been a Senior Partner and Manager of its Turkish office.

He holds a degree in Electrical Engineering (BSc) from the University of Boğaziçi in Turkey and a master’s degree in Business Administration (MSIA/MBA) from Carnegie Mellon University in the USA.

Total number of executive directors	2
% of all directors	13%

EXTERNAL PROPRIETARY DIRECTORS

Name or corporate name of the director	Name or corporate name of the significant shareholder whom they represent or who has proposed their appointment	Profile

Total number of proprietary directors
% of all directors

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

EXTERNAL INDEPENDENT DIRECTORS

Name or corporate name of the director	Profile
José Miguel Andrés Torrecillas

Deputy Chairman of the BBVA Board of Directors.

His developed his professional career at Ernst & Young, where he has been General Managing Partner of Audit and Advisory Services and Chairman of Ernst & Young Spain until 2014. He is a member of the Board of Directors of Zardoya Otis, S.A.

He has been a member of various organisations such as the ROAC (Registro Oficial de Auditores de Cuentas — official registry of auditors), the REA (Registro de Economistas Auditores — registry of accounting auditors), the Junta Directiva del Instituto Español de Analistas Financieros (Spanish Institute of Financial Analysts Management Board), Fundación Empresa y Sociedad (the Business and Society Foundation), Instituto de Censores Jurados de Cuentas de España (Spanish Institute of Chartered Accountants), Consejo Asesor del Instituto de Auditores Internos (the Advisory Board of the Institute of Internal Auditors) and the Institute of Chartered Accountants in England & Wales (ICAEW).

He holds a degree in Economic and Business Sciences from the Complutense University of Madrid and has studied at post-graduate level in Management Programs from IESE, Harvard and IMD.

Jaime Félix Caruana Lacorte

He has been General Manager of the Bank of International Settlements (BIS), Director of the Monetary and Capital Markets Department and Financial Counsellor and General Manager of the International Monetary Fund (IMF), Chairman of the Basel Committee on Banking Supervision, Governor of the Bank of Spain and member of the Governing Council of the ECB, among other positions. He is a member of the Group of Thirty (G-30) and Trustee of the Spanish Aspen Institute Foundation.

He holds a degree in Telecommunications Engineering from the Escuela Técnica Superior de Ingenieros de Telecomunicación (ETSIT) of the Universidad Politécnica de Madrid and is a Commercial Technician and State Economist.

Raúl Catarino Galamba de Oliveira

He is the Chairman (independent) of the Board of Directors of CTT - Correios de Portugal, S.A. and a non-executive director of José de Mello Saúde and José de Mello Capital.

His career has been linked to McKinsey & Company, where he was appointed Partner in 1995 and Senior Partner in 2000, and where he was Managing Partner for Spain and Portugal (2005–2011), Managing Partner for Global Risk Practice (2013–2016), Member of the Global Shareholders’ Council (2005–2011), Member of the Global Partner Nomination and Evaluation Committees (2001–2017), Member of the Remuneration Committee (2005–2013) and Chairman of the Global Learning Board (2006–2011).

He holds a BSc in Mechanical Engineering and an MSc in Systems Engineering from the Instituto Superior Técnico (IST) in Portugal, and an MBA from the Nova School of Business Economics, also in Portugal.

Belén Garijo López

She is Vice Chair of the Executive Board and Deputy CEO of the Merck Group since 2020, and on 1 May 2021 she will be Chair of the Executive Board and CEO of the Merck Group. She is also a member of the Board of Directors of L’Oréal and Chair of the International Senior Executive Committee (ISEC) of Pharmaceutical Research and Manufacturers of America.

She has held various positions of responsibility at Abbot Laboratories (1989–1996), Rhône-Poulenc (1996–1999), Aventis Pharma (1999–2004), Sanofi Aventis (2004–2011) and Merck (since 2011).

She is a graduate in Medicine from the University of Alcalá de Henares in Madrid and a specialist in Clinical Pharmacology at Hospital de la Paz, Autonomous University of Madrid. She also holds a master’s degree in Business and Management from the Ashridge Management School (UK).

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Sunir Kumar Kapoor

He is involved in a range of technology companies in Silicon Valley and Europe, and is an Operating Partner at Atlantic Bridge Capital, an independent director at Stratio and an mCloud consultant.

He has been Manager of Business Enterprise EMEA for Microsoft Europe and Director of Worldwide Business Strategy for the Microsoft Corporation. Among other roles, she was previously the Executive Vice President and Chief Marketing Officer (CMO) of Cassatt Corporation and Chair and CEO of UBmatrix Incorporated.

He holds a Bachelor’s in Physics from the University of Birmingham and a Master’s in Computer Systems from Cranfield Institute of Technology.

Lourdes Máiz Carro

She was Secretary of the Board of Directors and Director of Legal Services at Iberia, Líneas Aéreas de España until April 2016. She has also been a director of several companies, including Renfe, GIF (Gerencia de Infraestructuras Ferroviarias — Railway Infrastructure Administrator, now ADIF), the ICO (Instituto de Crédito Oficial — Official Credit Institution), Aldeasa and Banco Hipotecario.

She worked in Research, giving classes in Metaphysics and Theory of Knowledge at the Complutense University of Madrid for five years. She became State Attorney and held various positions of responsibility in Public Administration, including General Director of Administrative Organisation, Job Positions and I.T. (Ministry of Public Administrations), General Director of the Sociedad Estatal de Participaciones Patrimoniales (SEPPA) at the Ministry of Economy and Finance and Technical General Secretariat of the Ministry of Agriculture, Fisheries and Food.

She holds degrees in Law and Philosophy and Education Sciences as well as a Ph.D. in Philosophy.

Ana Cristina Peralta Moreno

She is an independent director at Grenergy Renovables and an independent director at Inmobiliaria Colonial, SOCIMI, S.A.

She was previously Chief Risk Officer and a member of the Bankinter Management Committee, and Chief Risk Officer and member of the Banco Pastor Management Committee. She has also held various positions at a number of financial organisations, notably serving as an independent director at Deutsche Bank SAE, independent director at Banco Etcheverría, independent director at Grupo Lar Holding Residencial, S.A.U., and Senior Advisor at Oliver Wyman Financial Services.

She is a graduate in Economic and Business Sciences from Complutense University of Madrid. She also has a master’s degree in Economic-Financial Management from the Centro de Estudios Financieros (CEF), Program for Management Development (PMD) at Harvard Business School and PADE (Programa de Alta Dirección de Empresas – senior management programme) at IESE.

Juan Pi Llorens

Lead Director of BBVA.

He is currently non-executive Chair of Ecolumber, S.A., non-executive director at Oesia Networks, S.L. and Tecnobit, S.L.U. (Grupo Oesía).

He has had a professional career at IBM holding various senior positions at a national and international level, including Vice President of Sales at IBM Europe, Vice President of Technology & Systems at IBM Europe and Vice President of the Financial Services Sector in the Growth Markets Units (GMU) in China. He was also Executive Chairman of IBM Spain.

He holds a degree in Industrial Engineering from the Universidad Politécnica de Barcelona and completed the PDG (Programa en Dirección General – general management programme) at IESE.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Ana Leonor Revenga Shanklin

Senior Fellow at the Brookings Institution, Associate Professor at the Walsh School of Foreign Service at Georgetown University and Chair of the Board of Trustees at the ISEAK Foundation.

Her career has been linked mainly to the World Bank, where, after holding several technical and management positions in East Asia and the Pacific, Europe and Central Asia, Latin America and the Caribbean, she has held several leadership positions, including Senior Director of Global Poverty & Equity (2014–2016) and Deputy Chief Economist (2016–2017).

She holds a BA in Economics and Mathematics, magna cum laude, from Wellesley College (USA), an MA and PhD in Economics from Harvard University (USA), and a Certificate in Human Rights from the Faculty of Law at the University of Geneva (Switzerland).

Jan Paul Marie Francis Verplancke

His roles have included Chief Information Officer (CIO) and Group Head of Technology and Banking Operations at Standard Chartered Bank, Vice President of Technology and Chief Information Officer (CIO) for EMEA at Dell, as well as Vice President and Chief of Architecture and Vice President of Information of the Youth Category at Levi Strauss. He is currently an advisor to the internal advisory board at Abdul Latif Jameel.

He holds a bachelor’s degree in Science, specialising in Computer Science, from the Programming Centre of the North Atlantic Treaty Organization (NATO) in Belgium.

Total number of independent directors	10
% of all directors	67%

Indicate whether any director considered an independent director is receiving from the company or from its group any amount or benefit under any item that is not the remuneration for their directorship, or maintains or has maintained over the last financial year a business relationship with the company or any company in its group, whether in their own name or as a significant shareholder, director or senior manager of an entity that maintains or has maintained such a relationship.

Where applicable, include a reasoned statement from the board with the reasons why it deems that this director can perform their duties as an independent director.

Name or corporate name of the director	Description of the relationship	Reasoned statement

OTHER EXTERNAL DIRECTORS

Identify all other external directors and explain why these cannot be considered proprietary or independent directors, and detail their relationships with the company, its executives or shareholders:

Name or corporate name of the director	Reasons	Company, executive or shareholder to which related	Profile
José Maldonado Ramos	He has been a director for a continuous period of more than 12 years.	Banco Bilbao Vizcaya Argentaria, S.A.

Over the course of his professional career, he has held the positions of Secretary of the Board of Directors at a number of companies, most notably as Corporate General Secretary of Argentaria, before taking up the position of Corporate Secretary of BBVA. He took early retirement as a Bank executive in December 2009.

He holds a Law degree from Complutense University of Madrid. In 1978, he became State Attorney

Susana Rodríguez Vidarte	She has been a director for a continuous period of more than 12 years.	Banco Bilbao Vizcaya Argentaria, S.A.

She has been Professor of Strategy at the Faculty of Economics and Business Administration at the University of Deusto and a non-practising member of the Institute of Accounting and Accounts Auditing.

She was Dean of the Faculty of Economics and Business Administration at the University of Deusto, Director of the Postgraduate Area and Director of the Instituto Internacional de Dirección de Empresas (INSIDE).

She holds a PhD in Economic and Business Administration from the University of Deusto.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Carlos Vicente Salazar Lomelín	Applying a criterion of prudence in the interpretation of the applicable law, Mr Salazar Lomelín has been assigned the status of external director to Banco Bilbao Vizcaya Argentaria, S.A., in view of his membership of the management bodies of companies related to BBVA Mexico for more than 15 years.	Grupo Financiero BBVA Bancomer, S.A. de C.V.

Non-executive director of Grupo Financiero BBVA Bancomer, S.A. de C.V.; non-executive director of BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer; non-executive director of Seguros BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer; non-executive director of Pensiones BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer; and non-executive director of BBVA Bancomer Seguros Salud, S.A. de C.V., Grupo Financiero BBVA Bancomer.

He is also the Chairman of Mexico’s Business Coordinating Council (since 2019) and an independent director at Sukarne (since 2017) and Alsea (since 2019).

His career has been linked mainly to Grupo Fomento Económico Mexicano S.A.B. de C.V. (Femsa), where he was General Manager of Cervecería Cuauhtémoc-Moctezuma and then Chief Executive Officer of Femsa (2014–2017).

He holds a degree in Economics and has completed postgraduate studies in Business Administration at Instituto Tecnológico y de Estudios Superiores de Monterrey (Monterrey Institute of Technology and Higher Education).

Total number of other external directors	3
% of all directors	20%

Indicate any changes that may have occurred during the period in the directorship type of each director:

Name or corporate name of the director	Date of change	Previous type	Current type

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

C.1.4 Fill in the following table with information regarding the number of female directors over the last four financial years and their directorship types:

	Number of female directors				% of all directors of each type
	Financial year 2020	Financial year 2019	Financial year 2018	Financial year 2017	Financial year 2020	Financial year 2019	Financial year 2018	Financial year 2017
Executive	0	0	0	0	0.00%	0.00%	0.00%	0.00%
Proprietary	0	0	0	0	0.00%	0.00%	0.00%	0.00%
Independent	4	3	3	2	40%	37.5%	37.5%	33.33%
Other external	1	1	1	1	33.33%	25%	25%	25%

Total:	5	4	4	3	33.33%	26.67%	26.67%	23.08%

C.1.5 Indicate whether the company has diversity policies for the company’s board of directors with regard to issues such as age, gender, disabilities, or professional training and experience. In accordance with the definition given in the Spanish Account Auditing Act, small and medium-sized companies will have to report, at a minimum, the policy that they have agreed in regard to gender diversity.

Yes

If yes, please outline these diversity policies, their objectives, their measures, the way in which they have been applied and the results thereof in this financial year. Any specific measures adopted by the board of directors and the appointments committee to attain a balanced and diverse representation of directors must also be indicated.

If the company does have a diversity policy, explain the reason for this.

Outline of the policies, their objectives, their measures, the way in which they have been applied and the results thereof

The Bank has a Policy on the selection, suitability and diversity of the BBVA Board of Directors (the Selection Policy), the current text of which was revised and approved at the end of 2020 by the Board of Directors, at the proposal of the Appointments and Corporate Governance Committee, in both cases, in accordance with their respective regulatory powers, taking into account the recommendations included in the Good Governance Code of Listed Companies of the CNMV and local and international best practices and recommendations.

This Selection Policy sets out the principles and criteria governing the process for the selection, appointment and renewal of the members of the BBVA Board of Directors, as well as the legal requirements that directors must meet, including suitability requirements. The Policy also provides for elements and objectives concerning the composition of the corporate bodies, including diversity, which will be attended to ensure that the corporate bodies properly exercise their functions and to guarantee their effective functioning. All the foregoing in the Bank’s best corporate interest.

In this sense, with regard to diversity, the Selection Policy states that the BBVA Board of Directors will promote diversity in the composition of the Bank’s corporate bodies by encouraging the inclusion of people with different profiles, qualities, knowledge, training and experience.

To ensure that the corporate bodies have an adequate and balanced composition, the refreshment and selection processes will encourage diversity of their members, based on the needs of the Bank at all times.

In particular, they will strive to ensure that the Board of Directors has a balanced representation of men and women. To this end, the Appointments and Corporate Governance Committee has set a target for representation of the lesser-represented gender, namely to endeavour that female directors should represent at least 40% of the Board of Directors by the end of the 2022 financial year and beyond, not dropping below 30% prior to this.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Additionally, the composition of the Board of Directors shall seek to feature an adequate balance between the different types of director, for non-executive directors to represent an ample majority over executive directors and for the number of independent directors to account for at least 50% of the total seats.

The corporate bodies shall also seek to combine individuals who have experience and knowledge of the Group, its businesses and the financial sector in general, with others who have training, skills, knowledge and experience in other areas and sectors relevant to the Bank.

In any case, BBVA’s corporate bodies may take any other diversity factor into consideration that is relevant at any given moment to accommodate the composition of the corporate bodies to the needs of the Bank, including criteria such as gender diversity, academic profile, professional experience, knowledge, disability, origin or age, thus being able to achieve an adequate balance aimed at ensuring that the corporate bodies can properly and effectively exercise their functions.

In line with the foregoing, the composition of the BBVA Board of Directors brings together directors with broad experience and knowledge of the financial and banking sector with other directors who have experience and knowledge in the other areas of interest to the Bank and its Group, such as audit, risk management, sustainability, corporate governance, the legal and academic field, multinational enterprise, public institutions and digital business and technology, both at the national and international level.

Together with this diversity of profiles and expertise, the Board has members with broad experience on the Board of Directors, which gives them in-depth knowledge of the Bank and its businesses at both the national and international level. It also ensures that the process of ongoing refreshment of the corporate bodies, which entails the inclusion of new profiles with lesser knowledge of the Group, is carried out without affecting the proper functioning of the Board.

Thus, the Board, as a whole, has suitable balance in its composition and suitable knowledge of the Bank and Group’s environment, activities, strategies and risks, which contributes to bettering its functioning.

In addition, as a result of the Board refreshment process that has taken place in recent years, in 2020:

(i) the appropriate balance between the different types of director has been strengthened and the majority of non-executive directors on the Board has increased (to 86.67%);

(ii) the majority of independent directors has been increased (to 66.67%); and

(iii) the target for female representation established in the Selection Policy applicable to 2020, i.e. for 30% of directors to be female by 2020, has been achieved (specifically, women represent 33.33% of the Board).

Therefore, at the end of the 2020 financial year, the Board of Directors meets the aforementioned diversity targets relating to the composition of the Board of Directors, as provided for in the Selection Policy, which are also in line with applicable regulations.

C.1.6 Explain any measures that have been agreed by the Appointments Committee to ensure that the selection procedures are free from implicit biases that could hinder the selection of female directors, and to ensure that the company includes and makes a conscious effort to find potential female candidates who match the professional profile, in order to achieve a balanced representation of men and women. Also indicate whether these measures include encouraging the company to have a significant number of female senior managers:

Explanation of the measures

As stated in Section C.1.5, the Board of Directors has a Selection Policy that establishes that, with respect to the selection processes for new Bank directors, as part of the process of progressive and systematic refreshment of the corporate bodies, the Appointments and Corporate Governance Committee will ensure that they promote diversity and that, in general, they are not impaired by implicit biases that may lead to any form of discrimination.

Furthermore, the Committee will ensure that these selection processes facilitate the selection of a sufficient number of female directors so as to guarantee a balanced representation of women and men, endeavouring to ensure that women with the relevant professional profile are included amongst potential candidates.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

To this end, the Appointments and Corporate Governance Committee has set a target for representation of the lesser-represented gender, namely to endeavour that female directors represent at least 40% of the Board by the end of the 2022 financial year and beyond, not dropping below 30% prior to this.

In light of the foregoing, BBVA has developed director selection processes in recent years, through which it has ensured compliance with the above principles, as they applied at any given time. In particular, the presence of women on the Board has been increasing. At the end of the year, one third of all Board members and 40% of independent directors were female.

As of the date of this report, BBVA has five women on its Board and they are members of five of the Committees. Furthermore, the majority of the members of the Audit Committee and the Remunerations Committee are women, including the Chair of the Remunerations Committee.

This means it is meeting the target established in the Selection Policy, which is aligned with the provisions of the CNMV Good Governance Code, for at least 30% of directors to be female in 2020.

Furthermore, in accordance with the provisions of Article 540 of the Spanish Corporate Enterprises Act, which stipulates that a brief description of the diversity policy, with regard to members of management, must be provided, BBVA has a selection and appointment policy for members of Senior Management that has been approved by the Board.

Said policy is designed to ensure that individuals in Senior Management positions at BBVA have the capacity to properly exercise the responsibilities conferred upon them. Thus, members of BBVA Senior Management must have top-level academic and technical qualifications, professional skills—underpinned by their professional careers to date—applicable to the responsibilities associated with the role to be fulfilled, a recognised honourable business and professional reputation, and commitment to BBVA’s values.

Pursuant to the provisions of this policy, for the assessment of internal talent, performance is assessed in terms of the achievement of objectives, potential to assume greater responsibilities in the future, and individuals’ professional capabilities and skills. These assessments may be supported by means of review sessions during which members of Senior Management analyse the profiles of certain employees and share their opinions on the achievements and strengths of each individual.

Moreover, for the selection of external candidates for senior management positions, references and top-level executive search firms are used. The Talent & Culture area ensures that external candidates possess top-level academic and technical qualifications, that their professional careers to date adequately encompass the responsibilities associated with the roles to be fulfilled, that they have recognised business and professional reputations, and that, during their careers at other organisations, they have demonstrated a high level of alignment with BBVA’s values. The candidates identified through the company’s external selection process are considered alongside internal candidates, in order to select the individual that best fits the role to be fulfilled.

Moreover, in accordance with the Regulations of the Board, the functions of this body include appointing members of Senior Management based on a report from the Appointments and Corporate Governance Committee. Prior to the proposal and appointment, the Bank follows a selection process for members of Senior Management which is governed by the principles and criteria outlined in the selection and appointment policy for members of Senior Management. This process involves analysing the functions and candidate profiles, confirming the suitability of the selected candidate, submitting the proposal for the consideration of the Appointments and Corporate Governance Committee, which drafts a preliminary report for the Board, and, finally, submitting the proposal to the Board for approval, which must be supported by a favourable preliminary report from the Appointments and Corporate Governance Committee.

Appointment of senior managers will be made on the proposal of the Group Executive Chairman for those who report thereto, and of the proposal of the Chief Executive Officer (Consejero Delegado), for those who report instead thereto, prior information to the Group Executive Chairman. The Board of Directors will be responsible for the appointment and dismissal of the head of the Internal Audit area, based on a proposal from the Audit Committee, and the Head of Regulation & Internal Control, on a proposal from the Risk and Compliance Committee, as well as the determination of their objectives and assessment of their performance, on a proposal from the corresponding committee.

Following the implementation of this policy, the number of women in Senior Management has increased, and 27% of senior managers were women at the end of the financial year.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

When, despite the measures taken, there are few or no female directors or senior managers, explain the reasons:

Explanation of the reasons

C.1.7 Explain the conclusions of the appointments committee regarding the verification of compliance with the policy aimed at promoting an appropriate composition of the board of directors.

As part of the annual performance assessment of the Board carried out for 2020, the Appointments and Corporate Governance Committee, in accordance with its Regulations, has analysed the structure, size and composition of the corporate bodies, taking into account that these must remain balanced and adapted to their needs at all times, and that the Board as a whole must have the right knowledge, skills and experience to understand the business, activities and main risks of BBVA and its Group, thereby also ensuring that it has the effective capacity to carry out its functions in the Bank’s best corporate interest.

This analysis is carried out in the context of the Board’s ongoing and systematic refreshment of the corporate bodies, whereby people with different profiles and experiences are introduced at appropriate intervals, thus increasing diversity and ensuring adequate rotation of the Board members, thereby guaranteeing a balanced representation of directors with a range of experience.

The analysis also takes into account the forecasts and objectives regarding the structure, size and composition of the Board as set out in applicable legislation, the Regulations of the corporate bodies and the Selection Policy, as well as the end of the statutory terms each director, where appropriate in each year.

The Committee also takes into account the functioning and performance of the corporate bodies in recent years. In 2020, it took into account, in particular, how they have operated during the COVID-19 crisis, during which the directors have shown a great deal of dedication to the Bank as well as demonstrating flexibility and an ability to adapt to the current circumstances, and during which their knowledge of the landscape and the Group itself has not only enabled the corporate bodies to adequately carry out their functions, it has also contributed to the Group being able to tackle the crisis from a position of strength.

Furthermore, the Committee takes into account the areas and subjects that are of particular relevance to the performance of the corporate bodies’ functions, in particular the Group’s current and future activities, business and strategy.

Among the information used by the Committee to carry out its work, of particular note is the skills and diversity matrix of the Board of Directors, which is developed to help to identify the Board’s skills, characteristics and experience, as well as those areas that needed to be improved in the future. The matrix also includes areas, sectors and matters related to banking and finance, as well as others that are of particular relevance to the Group’s strategy and activities.

The matrix includes areas such as banking and financial services; accounting and auditing; risk management; innovation and information technology; macroeconomic strategy and environment; human resources and compensation; institutions, legal and regulations; and corporate governance and sustainability.

The matrix includes directors’ professional experience and career paths in different areas such as, for example, business, boards of directors, public administration and academia, both nationally and internationally. It also indicates the Board’s ratio of men to women.

Regarding the above, the Committee has been able to verify that the Board brings together directors with broad experience and knowledge of the financial and banking sector with other directors who have experience in each of the other areas analysed, and that its directors have a diverse range of career paths, both nationally and internationally.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The Board’s diversity of skills, knowledge and experience has been reinforced by the thorough refreshment process with regard to the corporate bodies, which has seen the introduction of seven new directors in the past three years, which in turn has bolstered said skills, knowledge and experience on the Board in areas of particular relevance to the Bank’s strategy, business and activities.

In this regard, the Board currently comprises directors with diverse experience on the Board, combining newly appointed members with others who have experience in the corporate bodies, and who have significant knowledge of the Group the operational dynamics and working culture of the corporate bodies; facilitating the progressive renewal process of the corporate bodies, which involves appointing new members with lesser knowledge of the Bank, without affecting the proper functioning of the corporate bodies.

Continued in section H.

C.1.8 Where applicable, explain why proprietary directors have been appointed at the behest of shareholders whose holding is less than 3% of the capital:

Name or corporate name of the shareholder	Justification

Indicate whether formal petitions for a seat on the board have been denied if such request has come from shareholders whose holding is equal to or greater than that of others at whose behest proprietary directors were appointed. Where applicable, explain why these petitions were not granted:

No

C.1.9 Where applicable, indicate the powers and faculties delegated by the board of directors to directors or to board committees:

Name or corporate name of the director or committee	Brief description
Carlos Torres Vila	He holds the widest-ranging representative and management powers in line with his duties as Chairman of the Company.

Onur Genç	He holds the widest-ranging representative and management powers in line with his duties as Chief Executive Officer of the Company.

Executive Committee	Pursuant to Article 30 of BBVA’s Regulations of the Board of Directors and Article 1.2 of the Regulations of the Executive Committee, the Executive Committee will be made aware of matters delegated to it by the Board of Directors, in accordance with the law, the Bylaws, the Regulations of the Board or the Regulations of the Executive Committee.

C.1.10 Where applicable, identify any members of the board who hold positions as directors, representatives of directors or executives in other companies that belong to the same group as the listed company:

Name or corporate name of the director	Corporate name of the group’s entity	Position	Does the director have executive duties?
Carlos Torres Vila	BBVA Bancomer, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer	Director	No
Carlos Torres Vila	Grupo Financiero BBVA Bancomer, S.A. de C.V.	Director	No
Onur Genç	BBVA USA Bancshares, Inc.	Director	No

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Onur Genç	BBVA Bancomer, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer	Director	No
Onur Genç	Grupo Financiero BBVA Bancomer, S.A. de C.V.	Director	No
Carlos Vicente Salazar Lomelín	Grupo Financiero BBVA Bancomer, S.A. de C.V.	Director	No
Carlos Vicente Salazar Lomelín	BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer	Director	No
Carlos Vicente Salazar Lomelín	Seguros BBVA Bancomer, S.A. de C.V. Grupo Financiero BBVA Bancomer	Director	No
Carlos Vicente Salazar Lomelín	Pensiones BBVA Bancomer, S.A. de C.V. Grupo Financiero BBVA Bancomer	Director	No
Carlos Vicente Salazar Lomelín	BBVA Bancomer Seguros Salud, S.A. de C.V. Grupo Financiero BBVA Bancomer	Director	No

C.1.11 Where applicable, provide details of any company directors (or representatives of corporate directors) who also serve as directors (or representatives of corporate directors) on the boards of other entities that are listed on regulated markets and do not form part of the company group, of which the company has been informed:

Name or corporate name of the director	Corporate name of the listed entity	Position
José Miguel Andrés Torrecillas	Zardoya Otis, S.A.	Director
Raúl Catarino Galamba de Oliveira	CTT- Correios de Portugal, S.A.	Chairman
Belén Garijo López	L’Oréal Société Anonyme	Director
Ana Cristina Peralta Moreno	Grenergy Renovables, S.A.	Director
Ana Cristina Peralta Moreno	Inmobiliaria Colonial, SOCIMI S.A.	Director
Juan Pi Llorens	Ecolumber, S,A.	Chairman
Carlos Vicente Salazar Lomelín	Alsea, S.A.B. de C.V.	Director

C.1.12 Indicate and, where applicable, explain whether the company has any agreed rules on the maximum number of company boards on which its directors may sit, detailing, where applicable, where such rules have been set out:

Yes

Explanation of the rules and where they are set out

Article 11 of the Regulations of the Board of Directors establishes that, in the performance of their duties, directors will be subject to the rules on limitations and incompatibilities established under the current applicable regulations, and in particular, to the provisions of Act 10/2014 on the regulation, supervision and solvency of credit institutions (the LOSS).

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In this regard, Article 26 of the LOSS stipulates that the directors of credit institutions may not simultaneously hold more positions than those provided for in the following combinations: (i) one executive position and two non-executive positions; or (ii) four non-executive positions. Executive positions are understood to be those that undertake management duties irrespective of the legal bond attributed by those duties. In this respect, the following will count as a single position: 1) executive or non-executive positions held within the same group; 2) executive or non-executive positions held within (i) entities that form part of the same institutional protection scheme or (ii) trading companies in which the entity holds a significant shareholding. Positions held in non-profit organisations or entities or companies pursuing non-commercial purposes will not count when determining the maximum number of positions. Nevertheless, the Bank of Spain may authorise members of the Board of Directors to hold an additional non-executive position if it deems that this would not interfere with the proper performance of the director’s activities in the credit institution.

In addition, pursuant to the provisions of Article 11 of BBVA’s Regulations of the Board of Directors, directors may not:

•

Provide professional services to companies that compete with the Bank or any of the companies within its Group, or agree to be an employee, manager or director of such companies, unless they have received express prior authorisation from the Board of Directors or from the General Shareholders’ Meeting, as appropriate, or unless these activities were conducted before the director joined the Bank, they posed no effective competition and the Bank had been informed of such at that time.

•

Have direct or indirect shareholdings in businesses or enterprises in which the Bank or companies within its Group hold an interest, unless such shareholding was held prior to joining the Board of Directors or prior to the Group’s acquisition of its holding in such businesses or enterprises, or unless such companies are listed on national or international securities markets, or unless authorised to do so by the Board of Directors.

•	Hold political positions or perform any other activities that might have public significance or affect the Company’s image in any way, unless authorised to do so by the Bank’s Board of Directors.

C.1.13 Indicate the amounts of the following items relating to the total remuneration of the board of directors:

Remuneration of the board of directors accrued during the financial year (thousands of euro)	14,828
Amount of entitlements accrued by current directors in regard to pensions (thousands of euro)	23,057
Amount of entitlements accrued by former directors in regard to pensions (thousands of euro)	73,157

Remarks

The remuneration included in the first item of this section includes the fixed remuneration received by all directors in 2020, as well as, in the case of executive directors, the amount corresponding to the payment of the Deferred Portion of the Annual Variable Remuneration for the 2017 financial year to vest in 2021, in cash and in shares, together with its corresponding update. The amounts of the Deferred Portion of the Annual Variable Remuneration for 2017 have been determined in 2021, following the result of the Multi-Year Performance Indicators to which said remuneration was subject, and will be paid in the first quarter of 2021, providing that the conditions to that effect are met.

To calculate the amount in Euros of the Deferred Portion of 2017 Annual Variable Remuneration of the Chief Executive Officer, associated to his previous role as President & CEO de BBVA Compass (currently BBVA USA), the closing exchange rate for January 2021 has been used (USD/EUR 1.2136).

It is noted that executive directors have not accrued any Annual Variable Remuneration for the 2020 financial year, since they have voluntarily waived it in view of the exceptional circumstances arising from the COVID-19 crisis.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

C.1.14 Identify the members of senior management who are not also executive directors, and indicate the total remuneration accrued by them throughout the financial year:

Name or corporate name	Position(s)
María Luisa Gómez Bravo	Global Head of Corporate & Investment Banking
Jorge Sáenz-Azcúnaga Carranza	Country Monitoring
Pello Xabier Belausteguigoitia Mateache	Country Manager Spain
Eduardo Osuna Osuna	Country Manager Mexico
David Puente Vicente	Global Head of Client Solutions
Jaime Sáenz de Tejada Pulido	Global Head of Finance
Rafael Salinas Martínez de Lecea	Global Head of Global Risk Management
José Luis Elechiguerra Joven	Global Head of Engineering & Organization
Carlos Casas Moreno	Global Head of Talent & Culture
Ricardo Martín Manjón	Global Head of Data
Victoria del Castillo Marchese	Global Head of Strategy & M&A
María Jesús Arribas de Paz	Global Head of Legal
Domingo Armengol Calvo	General Secretary
Ana Fernández Manrique	Global Head of Regulation and Internal Control
Joaquín Manuel Gortari Díez	Global Head of Internal Audit

Number of women in senior management	4
Percentage out of all senior management members	26.67%

Total remuneration of senior management (thousands of euro)	16,241

Remarks

C.1.15 Indicate whether there have been any amendments to the regulations of the board during the financial year:

No

C.1.16 Indicate the procedures for the selection, appointment, re-appointment and removal of directors. Provide details of the competent bodies, the procedures to be followed and the criteria to be used in each procedure.

Selection, appointment and re-appointment procedure:

The General Meeting is responsible for appointing and re-appointing members of the Board of Directors, though the Board has the authority to co-opt members if a seat falls vacant, in accordance with the regulations, the Bylaws, the Regulations of the Board and the Selection Policy described in Sections C.1.5 and C.1.6.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The persons proposed to be appointed or re-appointed as members of the Board of Directors must meet the requirements set out in current legislation, in the specific regulations applicable to credit institutions, in the Bylaws, in the Regulations of the Board and in the Selection Policy.

Proposals for appointment or re-appointment of directors submitted by the Board of Directors to the General Meeting, as well as appointments made directly to fill vacancies under its co-opting authority, will be approved at the proposal of the Appointments and Corporate Governance Committee for independent directors and subject to a report from this Committee for all other directors.

Furthermore, proposals for appointment and re-appointment submitted to the General Meeting must be accompanied by an explanatory report from the Board of Directors assessing the skills, experience and merits of the proposed candidate. Proposals for the appointment or re-appointment of non-independent directors must also be accompanied by a report from the Appointments and Corporate Governance Committee.

To this end, said Committee will assess the balance of knowledge, skills and experience on the Board of Directors, as well as the conditions that the candidates must meet to cover vacancies (applicable legal and suitability requirements, inter alia), evaluating the time commitment considered necessary so that they can carry out their duties, according to the needs of the corporate bodies.

Thus, the Appointments and Corporate Governance Committee will develop renewal and selection processes for directors as part of the process of progressive and systematic refreshment of the corporate bodies, with a view to ensuring that the structure and composition of the Board remains balanced and in line with the needs of the Bank at all times, having directors with different profiles, knowledge, training, experience and qualities.

Within these processes, the Committee will ensure that diversity is promoted and that, in general, there are no implicit biases that may lead to any form of discrimination.

It shall also ensure that these processes facilitate the selection of a sufficient number of female directors to guarantee a balanced representation of men and women, with the aim that female directors represent at least 40% of the Board by the end of the 2022 financial year and beyond, with the figure not dropping below 30% prior to this, while endeavouring to ensure that women who match the professional profile sought are included amongst potential candidates.

Additionally, the aim is for the composition of the Board of Directors to feature an appropriate balance between the different types of director, for non-executive directors to represent an ample majority over executive directors and for the number of independent directors to account for at least 50% of the total seats.

The corporate bodies will also be assessed to ensure that they have a mix of individuals who have experience and knowledge of the Bank, the Group, its businesses and the financial sector in general, as well as others who have training, skills, knowledge and experience in other areas and sectors relevant to the Bank.

In any case, BBVA’s corporate bodies may take any other relevant diversity factor into consideration to adapt the composition of the corporate bodies to the needs of the Bank, taking into account criteria such as gender diversity, academic profile, professional experience, knowledge, disability, origin or age, thus being able to achieve an adequate balance.

In the performance of its functions, the Appointments and Corporate Governance Committee may employ external services to select potential candidates, when it deems this necessary or appropriate.

Duration of mandate and termination:

The directors will hold their position for the term set out in the company Bylaws (three years, after which they may be reappointed one or more times for an additional three-year term) or, if they have been co-opted, until the first General Shareholders’ Meeting has been held. They will leave their positions when the term for which they were appointed expires, unless they are re-appointed.

Directors must also inform the Board of Directors of any circumstances affecting them that could harm the company’s standing and reputation, and any circumstances that may have an impact on their suitability for their role. Directors must offer their resignation to the Board and accept the Board’s decision regarding their continuity in office. Should the Board decide against their continuity, they are required to tender their resignation, in the circumstances listed in section C.1.19 below.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In any event, directors will resign from their posts upon reaching 75 years of age and must submit their resignation at the first meeting of the Bank’s Board of Directors held after the General Shareholders’ Meeting approving the accounts for the financial year in which they reach said age.

C.1.17 Explain the extent to which the annual evaluation of the board has led to significant changes in its internal organisation and in the procedures applicable to its activities:

Description of the amendments

Article 17 of the Regulations of the Board of Directors states that the Board will assess the quality and efficiency of the operation of the Board of Directors, based on the report submitted to it by the Appointments and Corporate Governance Committee. This procedure was followed in the 2020 financial year, and certain measures (indicated below) were undertaken and consolidated, as part of the ongoing process of developing and adapting BBVA’s Corporate Governance System to the needs of the corporate bodies, to the environment in which it carries out its activities and to regulatory requirements and best practices.

Accordingly, the BBVA Board of Directors has carried out their self-assessment process for the 2020 financial year, having carried out an analysis of its Corporate Governance System, which took into consideration, as a starting point, the self-assessment process for the 2019 financial year.

Within the evaluation process for the 2020 financial year, the following is highlighted:

•

the renewal of the composition of the Board of Directors, with the appointment of three new directors and the re-appointment of two directors, and of the composition of the Board Committees, in the terms set out in this Report;

•

the consolidation of measures to improve governance structures implemented in the 2019 financial year, together with the development and implementation, in 2020, of measures to strengthen and improve efficiency in certain aspects of the organisation and functioning of the corporate bodies, in particular concerning meeting dynamics and the information model;

•	Reinforcement in terms of the distribution of functions among the corporate bodies and the handling of issues of particular relevance to the Group;

•

The approval of internal regulation to standardise and unify the methodology for the creation, approval, application and supervision of the Group’s internal rules, and the approval and updating of general policies, through which the corporate bodies establish the general principles, objectives and the main management and control guidelines that the BBVA Group must observe within its various areas of activity; and

•

Finally, it was noted that the COVID-19 crisis, which has impacted the organisation at all levels, meant that the corporate bodies: reinforced their monitoring of the impact of the crisis and management of the Group’s activities, business and results; strengthened the interaction between the Board, its Committees and the executive team for the analysis of all relevant information on the evolution of the crisis and its management by the Bank; directly and continuously monitored and observed the management carried out by the executive team; and considered the need to adapt the dynamics of their meetings, in terms of how they are held, the number of meetings and the prioritisation of issues.

In all of this, the Bank’s corporate bodies sought to keep BBVA’s Corporate Governance System adapted to the reality, circumstances and needs of the Bank and, consequently, to emphasise the importance attributed to ensuring its solidity and resilience under all circumstances.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Describe the evaluation process and the areas evaluated by the board of directors (assisted, where applicable, by an external consultant) to assess the operation and composition of the board, its committees and any other area or aspect that was evaluated.

Description of the evaluation process and the areas evaluated

In accordance with Article 17 of the Regulations of the Board of Directors, the Board assesses the quality and efficiency of its operation, as well as the performance of the functions of the Chairman of the Board, based, in each case, on the report submitted to it by the Appointments and Corporate Governance Committee. The Board of Directors also assesses the performance of the Chief Executive Officer, based on the report by the Appointments and Corporate Governance Committee, which includes the assessment performed by the Executive Committee. Finally, the Board of Directors also assesses the operation of its committees, on the basis of the reports submitted to it by the latter.

The evaluation process carried out in relation to the 2020 financial year consisted of a thorough analysis and evaluation of the quality and efficiency of the operation of the corporate bodies and the performance of the Chairman and the Chief Executive Officer. This evaluation was carried out by the Appointments and Corporate Governance Committee, taking into account several aspects, such the Board’s self-assessment for the 2019 financial year, the directors’ view of the operation of the Board, and the various reports issued, described below.

In line the foregoing, the Board of Directors evaluated: (i) the quality and efficiency of the operation of the Board of Directors; (ii) the performance of the duties of the Chairman and the Chief Executive Officer; and (iii) the operation of the Board Committees; as detailed below:

•

The Board of Directors analysed the quality and efficiency of its operation during the 2020 financial year, on the basis of the report by the Appointments and Corporate Governance Committee on the quality and efficiency of the Board’s operation and on its structure, size and composition. This report contained a detailed analysis of the following: the structure, size and composition of the Board of Directors, as per Sections C.1.5, C.1.6 and C.1.7; the organisation, preparation and conducting of the meetings of the Board; the independence and suitability of directors, and the degree of commitment the Bank requires of Board members (in particular, the chair of each of the committees) to ensure the proper execution of the duties of director and the proper operation of the corporate bodies. This analysis was performed on the basis of the needs of the corporate bodies at any given time and taking into account the Selection Policy.

•

The assessment of the performance of the functions of the Chairman of the Board of Directors, which was led by the Lead Director in accordance with Article 21 of the Regulations of the Board, was carried out by the Board on the basis of the report by the Appointments and Corporate Governance Committee (in accordance with Article 5 of the Regulations of the Appointments and Corporate Governance Committee) which details the key elements of the Chairman’s performance for the 2020 financial year.

•

The assessment of the performance of the duties of the Chief Executive Officer was carried out by the Board on the basis of the report by the Appointments and Corporate Governance Committee, including the assessment carried out in this respect by the Executive Committee (in accordance with Article 17 of the Regulations of the Board) which details the key elements of the Chief Executive Officer’s performance for the 2020 financial year.

In addition, the Board assessed the quality and efficiency of the functioning of each Committee on the basis of the reports submitted by their respective Chairs, as described in Section H of this Report.

C.1.18 For those financial years in which an external consultant provided assistance for the evaluation, provide details of any ongoing business relationships that the consultant or any entity in their group maintains with this company or any company in this group.

The assessment carried out by the Board of Directors in the 2020 financial year regarding its quality and operation, its Committees and the performance of the functions of the Chairman of the Board and the Chief Executive Officer was carried out without the support of an independent expert.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

C.1.19 Indicate the circumstances under which directors are obliged to resign.

In addition to the circumstances established in applicable law, directors will cease to hold office when the term for which they were appointed expires, unless they are re-appointed.

Accordingly, as set forth in Article 12 of the Regulations of the Board of Directors, directors must offer their resignation to the Board of Directors and accept the Board’s decision regarding their continuity in office. Should the Board decide against their continuity, they are required to tender their resignation, in the following circumstances:

•	If they find themselves in circumstances deemed incompatible or prohibited under current legislation, in the Bylaws or in the Regulations of the Board of Directors.

•	When significant changes occur in their personal or professional situation that may affect the status under which they were appointed as directors.

•	When they are in serious dereliction of their duties as director;

•	When, for reasons attributable to them, acting in their capacity as director, serious damage has been done to the Company’s equity, standing or reputation; or

•	When they are no longer suitable to hold the position of director at the Bank.

C.1.20 Are supermajorities, other than those provided for in law, required for any type of decision?:

No

Where applicable, describe the differences.

C.1.21 Explain whether there are specific requirements, other than those relating to directors, to be appointed chairman of the board of directors.

No

C.1.22 Indicate whether the bylaws or regulations of the board establish an age limit for directors:

Yes

Age limit
Chairman	—
Chief Executive Officer	—
Director	75

Remarks

As stipulated in Article 4 of the BBVA Regulations of the Board of Directors, directors will resign from their positions, in any event, upon reaching 75 years of age, and must submit their resignation at the first meeting of the Bank’s Board of Directors held after the General Shareholders’ Meeting approving the accounts for the financial year in which they reach said age.

C.1.23 Indicate whether the bylaws or regulations of the board of directors establish a limited mandate or other stricter requirements for independent directors in addition to those provided for in law:

No

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

C.1.24 Indicate whether the bylaws or the regulations of the board of directors establish specific rules for proxy voting within the board of directors for other directors, how this is carried out and, in particular, the maximum number of proxies that a director may have and whether there are any restrictions as to what categories may be appointed as a proxy, beyond the limitations provided for in law. Where applicable, provide a brief description of these rules.

Article 5 of the BBVA Regulations of the Board of Directors establishes that directors are required to attend meetings of the corporate bodies of which they form part, unless they have a justifiable reason for not doing so. Directors will participate in the deliberations, discussions and debates on matters submitted for their consideration and must personally attend the meetings held.

However, as set forth in Article 26 of the Regulations of the Board of Directors, if it is not possible for a director to attend a meeting of the Board of Directors, this director may authorise another director to act as their proxy and cast votes on their behalf, by sending a letter or email to the Company with the information needed by the proxy director to follow the absent director’s instructions. Applicable legislation states that non-executive directors may only grant proxy to another non-executive director. The same applies to attendance at meetings of Board Committees.

C.1.25 Indicate the number of meetings that the board of directors has held during the financial year. Where applicable, indicate how many times the board has met without the chairman in attendance. The chairman will be considered to have been in attendance if represented by a proxy provided with specific instructions.

Number of board meetings	15
Number of board meetings without the chairman in attendance	0

Indicate how many meetings were held by the lead director with the other board members, without any executive director in attendance or represented:

Number of meetings	63

Remarks

BBVA’s Board of Directors has a Lead Director who performs the functions set forth in the applicable legislation, as well as those stipulated by Article 21 of the Regulations of the Board of Directors.

In the performance of the functions assigned, during the financial year the Lead Director maintained ongoing contact, held recurring meetings and had conversations with other directors of the Bank in order to seek their opinions on the corporate governance and operation of the Bank’s corporate bodies.

In addition, in accordance with Article 37 of the Regulations of the Board, the Lead Director held and coordinated various meetings of non-executive directors, which took place following the meetings of the Board of Directors.

Furthermore, as of the date of this report, the Lead Director serves as Chair of the Risk and Compliance Committee and as a member of the Appointments and Corporate Governance Committee, which are composed of non-executive directors with a majority of independent directors. In addition, the Lead Director has held individual meetings with non-executive directors within the framework of the Board’s annual self-assessment process, in addition to those meetings described above, in order to fully fulfil his duties.

Indicate how many meetings of the board committees were held during the financial year:

Number of meetings of the executive committee	30
Number of meetings of the audit committee	13
Number of meetings of the appointments and corporate governance committee	4
Number of meetings of the remunerations committee	4
Number of meetings of the risk and compliance committee	23
Number of meetings of the technology and cybersecurity committee	7

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

C.1.26 Indicate how many meetings were held by the board of directors during the financial year and provide details on the attendance of its members:

Number of meetings attended by at least 80% of the directors	15
% of in-person attendance of the total number of votes cast during the financial year	99.11%
Number of meetings where all directors, or proxies granted with specific instructions, attended in person	15
% of votes cast, with directors attending in person and with proxies granted with specific instructions, of the total number of votes cast throughout the financial year	100%

Remarks

The Board of Directors holds ordinary meetings on a monthly basis, in accordance with the annual calendar of ordinary meetings drawn up before the beginning of the financial year, and holds extraordinary meetings as often as deemed necessary.

Furthermore, following the declaration of a state of alarm in Spain and due to the situation created by the coronavirus and the measures taken in this respect by the authorities, Board meetings were held entirely remotely in such a way that enabled the recognition of attendees and made it possible for attendees to interact and for each of them to address the meeting in real time, maintaining the unity of the event, in accordance with the applicable regulations and the Regulations of the Board.

C.1.27 Indicate whether the individual or consolidated annual financial statements that are presented to the board for approval are certified beforehand:

No

Where appropriate, identify the person(s) who has/have certified the company’s individual and consolidated annual financial statements prior to board approval:

C.1.28 Explain the mechanisms, if any, established by the board of directors to ensure that the annual financial statements presented by the board of directors to the general shareholders’ meeting are drawn up in accordance with accounting regulations.

Article 32 of the Regulations of the BBVA Board of Directors specifies that the main task of the Audit Committee, which is composed exclusively of independent directors, is to assist the Board of Directors in supervising the preparation of the financial statements and public information, as well the relationship with the external auditor and the Internal Audit area.

In this regard, in accordance with Article 5 of the Regulations of the Audit Committee, it is the responsibility of the Audit Committee to oversee the process of preparing and reporting financial information and submit recommendations or proposals on safeguarding the integrity thereof to the Board of Directors.

It is also the responsibility of the Audit Committee to analyse all financial information and any related non-financial information contained in the annual financial statements of both the Bank and its consolidated Group, prior to their submission to the Board of Directors and in enough detail to guarantee their accuracy, reliability, sufficiency and clarity.

It is also the Committee’s responsibility to review the correct application of accounting criteria, as well as all relevant changes relating to the accounting principles used and the presentation of the financial statements, including the accurate consolidation perimeter.

Similarly, in accordance with Article 5 of the Regulations of the Audit Committee, said Committee is responsible for monitoring the effectiveness of the Company’s internal control and risk management systems in the preparation and reporting of financial information, including tax-related risks.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In the performance of these functions, the Audit Committee maintains direct and ongoing contact with the heads of the area in the Group responsible for Accounting functions through monthly meetings, monitoring the evolution of the main figures on the Balance Sheet and the Income Statement of the Bank and its Group each month; overseeing the accounting policies, practices and principles and the valuation criteria followed by the Bank and the Group during the process of preparing and submitting financial information; and analysing changes made in relation to the main applicable accounting regulations, as well as the main impacts that their incorporation has had on the financial information of the Bank and its Group. To this end, the Committee had all of the information that it required, with the level of aggregation deemed appropriate.

In addition, given that the external audit is one of the core elements in the chain of control mechanisms established to ensure the quality and integrity of the financial information, in accordance with the Regulations of the Audit Committee, it is the Committee’s responsibility to check, at appropriate intervals, that the external audit schedule of work is being conducted under the agreed conditions, and that this satisfies the requirements of the competent authorities and the corporate bodies.

Moreover, it will require the auditor to periodically—at least once a year—provide an evaluation of the quality of the internal control procedures regarding the preparation and reporting of the Group’s financial information, discussing with the auditor any weaknesses in the internal control system identified during the audit, without undermining its independence, to then be able to submit recommendations or proposals to the Board of Directors, along with the deadline for their follow-up.

The Committee will also be apprised of any infringements, situations requiring adjustments or anomalies that may be detected during the external audit and are material in nature, i.e. those that, in isolation or as a whole, could cause significant and substantive harm to the Group’s equity, earnings or reputation, and discernment of such matters will be at the discretion of the Internal Audit area which, in the presence of doubt, must report these.

These matters are carefully considered by the Audit Committee, which maintains direct and ongoing contact with the external auditors through monthly meetings not attended by the Bank’s executives. At these meetings, the auditors provide detailed information on their work and the results thereof, which enables the Committee to continuously monitor said work and the conclusions thereof, ensuring that it is performed under optimal conditions and without interference from management.

C.1.29 Is the secretary of the board a director?

No

If the Secretary is not a director, complete the following table:

Name or corporate name of the secretary	Representative
Domingo Armengol Calvo

C.1.30 Indicate the specific mechanisms established by the company to preserve the independence of the external auditors, and, if any, the mechanisms to preserve the independence of financial analysts, investment banks and rating agencies, including how legal measures have been implemented in practice.

As set forth in the Regulations of the Audit Committee, one of the Committee’s functions, described in Section C.2.1, is to ensure the independence of the auditor through a dual approach:

•

Avoiding that the auditor’s warnings, opinions or recommendations may be adversely influenced. To this end, ensuring that compensation for the auditor’s work does not compromise either its quality or independence, in compliance with the auditing legislation in force at any given moment.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•

Establishing incompatibility between the provision of audit and consulting services, unless they are tasks required by supervisors or the provision of which by the auditor is permitted by applicable legislation, and there are no alternatives on the market that are equal in terms of content, quality or efficiency to those provided by the auditor, in which case, conformity of the Committee will be required, and this decision may be delegated in advance to its Chair. The auditor will be prohibited from providing unauthorised services outside the scope of the audit, in compliance with the auditing legislation in force at any given moment.

This matter is carefully considered by the Audit Committee, which holds meetings with the auditor’s representatives at each of the monthly meetings it has, without Bank executives in attendance, to gain a detailed understanding of any issues that may hinder the audit process, the progress and quality of the work carried out, and to confirm independence in the performance of its work.

The Committee also continually oversees the engagement of additional services to ensure compliance with the Regulations of the Audit Committee and with applicable legislation and thus the independence of the auditor, in accordance with the Bank’s internal procedure.

Moreover, in accordance with the provisions of Point f), Section 4 of Article 529 quaterdecies of the Spanish Corporate Enterprises Act and Article 5 of the Regulations of the Audit Committee, each year before the audit report is issued, the Committee must issue a report expressing its opinion on whether or not the independence of the auditor has been compromised. This report must, in all cases, contain a reasoned assessment of the provision of each and every kind of additional service provided to the Group companies, considered individually and collectively, except the legal audit and those relating to independence or the regulations on audit activity. Each year, the auditor must issue a report confirming its independence via-à-vis BBVA or entities linked to BBVA, either directly or indirectly, with detailed and itemised information on any kind of additional services provided to these entities by the external auditor, or by the individuals or entities linked to it, as set out in the consolidated text of the Spanish Account Auditing Act.

In compliance with the legislation in force, the relevant auditor and Audit Committee reports confirming the auditor’s independence were issued in the 2020 financial year.

In addition, as BBVA’s shares are listed on the New York Stock Exchange, it is subject to compliance with the Sarbanes Oxley Act and its implementing regulations.

The Board of Directors also has a policy in place for communication and contacts with shareholders and investors. The policy is governed by the principle of equal treatment for all shareholders and investors, who are in the same position in terms of information, participation and the exercise of their rights as shareholders and investors, inter alia.

Moreover, this policy contains the principles and channels established in relation to shareholders and investors, which govern, where applicable, BBVA relations with other stakeholders, such as financial analysts, Bank share management companies and custodians, and proxy advisors, among others.

C.1.31 Indicate whether the Company has changed its external auditor during the financial year. If so, identify the incoming and outgoing auditors:

No

If there were any disagreements with the outgoing auditor, explain these disagreements:

No

C.1.32 Indicate whether the auditing firm does any other work for the company and/or its group other than the audit. If so, declare the amount of fees received for such work and the percentage that the aforementioned amount represents of the total fees billed to the company and/or its group for audit work:

Yes

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

	Company	Group companies	Total
Amount of non-audit work (thousands of euro)	0	362	362
Amount of non-audit work/total amount billed by the auditing firm (%)	0,00%	2.22%	1.23%

C.1.33 Indicate whether the audit report on the annual financial statements for the previous financial year contained qualifications. If so, indicate the reasons given by the chair of the audit committee to the shareholders at the General Meeting to explain the content and scope of such qualifications.

No

Explanation of the reasons and direct link to the document made available to the shareholders at the time of the calling in relation to this matter

C.1.34 Indicate the number of consecutive financial years during which the current audit firm has been auditing the annual financial statements for the company. Likewise, indicate the total number of financial years audited by the current audit firm as a percentage of the total number of years in which the annual financial statements have been audited:

	Individual	Consolidated
Number of consecutive financial years	4	4
Number of financial years audited by the current audit firm/ Number of financial years the company or its group have been audited (%)	20%	20%

C.1.35 Indicate whether there is a procedure in place (and provide details, where applicable) whereby directors are provided with the information they need with sufficient time to be able to prepare for meetings of the management bodies:

Yes

Details of the procedure

As set forth in Article 5 of the Regulations of the Board of Directors, prior to the meetings, directors will be provided with the information needed to form an opinion with respect to the matters within the remit of the Bank’s corporate bodies, and may ask for any additional information and advice required to perform their duties. They may also ask the Board of Directors for external expert help for any matters put to their consideration whose special complexity or importance so requires.

These rights will be exercised through the Chairman or Secretary of the Board of Directors, who will attend to requests by providing the information directly or by establishing suitable arrangements within the organisation for this purpose, unless a specific procedure has been established in the regulations governing the Board of Directors’ committees.

Furthermore, as set forth in Article 28 of the Regulations of the Board of Directors, the directors will be provided with such information or clarifications as deemed necessary or appropriate with regards to the matters to be discussed at the meeting, either before or after the meetings are held.

In addition, BBVA implements an information model that ensures that decisions are made on the basis of complete, comprehensive, appropriate and consistent information, prepared in accordance with common principles so that analyses carried out by the corporate bodies are based on the correct data, thus allowing directors to perform their duties to the best of their ability.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Thus, the Bank’s corporate bodies have a procedure in place for checking the information submitted for consideration, coordinated by the Board’s Secretariat with the departments responsible for the information, in order to provide directors with complete, comprehensive, appropriate and consistent information in sufficient time for the meetings of the Bank’s various corporate bodies. Prior to such meetings, information is made available to the Bank’s corporate bodies via an online system, to which all members of the Board have access.

C.1.36 Indicate and, where applicable, provide details of whether the company has set out rules that require directors to report and, where applicable, resign in the event that they are affected by circumstances that, whether or not related to their actions at the company itself, could harm the company’s standing and reputation:

Yes

Explanation of the rules

As set forth in Article 12 of the Regulations of the Board of Directors, directors must also inform the Board of Directors of any circumstances that may affect them and harm the Company’s standing and reputation, and any circumstances that may have an impact on their suitability to perform their role.

Directors must offer their resignation to the Board of Directors and accept its decision regarding their continuity in office. Should the Board decide against their continuing, they are required to tender their resignation when, for reasons attributable to the directors in their status as such, serious damage has been done to the Company’s equity, standing or reputation or when they are no longer suitable to hold the status of director at the Bank, among other circumstances referred to in Section C.1.19 of this report.

C.1.37 Indicate, unless there have been special circumstances recorded in the minutes, whether the board was informed or otherwise came to know of any situation concerning a director, whether or not related to their role in the company itself, that could harm the company’s standing and reputation:

No

C.1.38 Detail any significant agreements reached by the Company that are coming into force, or were amended or concluded as a result of a change in the control of the company stemming from a public takeover bid, and its effects.

The Company has not reached any significant agreements that are coming into force, or were amended or concluded as a result of a change in the control of the Company stemming from a public takeover bid.

C.1.39 Identify on an individual basis, when referring to directors, and in aggregate form for all other cases, and indicate in detail any agreements between the Company and its directors, managers or employees that provide for severance pay (guarantee or golden parachute clauses) for when such persons resign or are wrongfully dismissed or if the contractual relationship comes to an end owing to a public takeover bid or other kinds of transactions.

Number of beneficiaries	66
Beneficiary type	Description of the agreement
66 managers and other employees

The Bank has no commitments to provide severance pay to directors.

As at 31 December 2020, in accordance with the provisions of their contracts, 66 managers and employees are entitled to receive severance pay in the event of departure on grounds other than their own will, retirement, disability or serious dereliction of duties. Its amount will be calculated by factoring in the fixed elements of the Bank employee’s salary and length of service and will not, under any circumstances, be paid in the event of lawful dismissal at the employer’s decision on grounds of the employee’s serious dereliction of duties.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Indicate whether, in addition to the circumstances provided for by law, the corporate bodies of the company or group must be notified of and/or approve these contracts. If so, specify the procedures, the circumstances provided for and the nature of the bodies responsible for approval or notification:

	Board of Directors	General meeting
Body that authorises the clauses	Yes	No

	YES	NO
Is the general meeting informed of these clauses?	X

Remarks

The Board of Directors approves resolutions relating to the basic contractual conditions of members of Senior Management, pursuant to the provisions of Article 17 of the Regulations of the Board, which are hereby notified to the General Shareholders’ Meeting through this Report and through the information contained in the Annual Financial Statements, but does not approve the conditions applicable to other employees.

C.2 Committees of the board of directors

C.2.1 Detail all of the committees of the board of directors, their members and the proportion of executive, proprietary, independent and other external directors sitting thereon:

EXECUTIVE COMMITTEE

Name	Position	Category
Carlos Torres Vila	Chairman	Executive
Onur Genç	Member	Executive
José Miguel Andrés Torrecillas	Member	Independent
Jaime Félix Caruana Lacorte	Member	Independent
José Maldonado Ramos	Member	Other external
Susana Rodríguez Vidarte	Member	Other external

% of executive directors	33.33%
% of proprietary directors	0%
% of independent directors	33.33%
% of other external directors	33.33%

Explain the functions that have been delegated or assigned to this committee, other than those that have already been described in Section C.1.9, and describe both the procedures and organisational and operational rules of the committee. For each of these functions, indicate its most significant actions during the financial year and how it has, in practice, exercised each of the functions attributed to it, whether in law, in the bylaws or in other corporate resolutions.

Pursuant to Article 30 of BBVA’s Regulations of the Board of Directors and Article 1.2 of its own Regulations, the Executive Committee will be made aware of matters that the Board, as required by law, the Bylaws, the Regulations of the Board or its own Regulations, resolves to delegate to it.

In particular, in accordance with the powers conferred on it by Article 5 of the Regulations of the Executive Committee, the Committee performs the following functions:

•	Supporting the Board in its decision-making:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

I.

In relation to strategy: establishment of the bases on which proposals are prepared and prior analysis of proposals submitted to the Board regarding the Strategic Plan or other strategic decisions such as the Risk Appetite Framework (RAF); prior analysis of the strategic and financial aspects of proposals submitted to the Board regarding corporate transactions that fall within its decision-making remit; and decision-making or implementation of the mandates which are expressly delegated to it by the Board in these areas, once the decisions within its remit have been adopted.

II.

In relation to budgets: prior analysis of budget proposals submitted to the Board; decision-making within its remit with regard to the implementation of the budget approved by the Board; and analysis of deviations from the approved budget.

III.

In relation to finance: establishment of the bases on which proposals are prepared and prior analysis of proposals submitted to the Board regarding the funding plan, the capital and liquidity structure and the Bank’s dividend policy; and decision-making on the implementation of mandates conferred upon it by the Board in these areas.

IV.

In relation to business risk: analysis of matters relating to business risk in the proposals and plans submitted to the Board of Directors; and, in relation to reputational risk, analysis, evaluation and management of matters relating thereto.

•

Prior reporting of policies submitted to the Board and approval of Company and Group general policies: analysis, prior to their consideration by the Board, of the general Group and Company policies that, in accordance with the law or internal regulations, must be approved by the Board, except for policies relating to issues handled by other Board committees, which will be approved or reported to the Board beforehand by the appropriate committee.

•

Oversight and control of the following matters: (i) Group activity and results; (ii) budgetary monitoring; (iii) progress of the Strategic Plan, by analysing key performance indicators established for this purpose; (iv) monitoring of the Group’s funding and liquidity plan and capital situation, as well as the activities of the Assets and Liabilities Committee; (v) monitoring of changes in the risk profile and core metrics defined by the Board; (vi) share-price performance and changes in shareholder composition; (vii) analysis of the markets in which the Group operates; and (viii) progress of projects and investments agreed within its remit, as well as those agreed by the Board within the strategic sphere.

•

Decision-making powers on the following matters: (i) investments and divestments between EUR 50 million and EUR 400 million, unless they are of a strategic nature, in which case they will be the Board’s responsibility; (ii) plans and projects that are considered to be of importance to the Group and that arise from its activities, and that are not within the remit of the Board; (iii) decisions regarding the assumption of risks that exceed the limits set by the Board, which must be reported to the Board at its first meeting thereafter for ratification; (iv) granting and revoking of the Bank’s powers; (v) proposals for the appointment and replacement of directors in the Bank’s subsidiaries or affiliates with more than EUR 50 million in equity; and (vi) compliance so that executive directors may hold management positions in subsidiaries, in which the Bank holds a direct or indirect controlling interest, or in the Group’s affiliate companies.

The Regulations of the Executive Committee set out the operational principles of the Committee and lay down the basic rules of its organisation and operation.

The Regulations of the Executive Committee specifically provide that the Committee will meet whenever it is called to do so by its Chair, who is empowered to call the Committee and to set the agenda, and also set out the procedure for calling ordinary and extraordinary meetings.

For the proper performance of its functions, the Committee will have available, where necessary, the reports of the relevant Board committees on matters within their remits, and may request as a matter of relevance the attendance of the chairs of those committees at its own meetings where such reports are to be dealt with.

Other aspects of the organisation and operation of the Committee shall be subject to the Regulations of the Committee itself. All other matters not provided for in the aforementioned Regulations will be subject to the Regulations of the Board, insofar as they are applicable.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The most significant actions carried out by the Executive Committee in the 2020 financial year are detailed in Section H of this Report.

AUDIT COMMITTEE

Name	Position	Category
Jaime Félix Caruana Lacorte	Chairman	Independent
José Miguel Andrés Torrecillas	Member	Independent
Belén Garijo López	Member	Independent
Lourdes Máiz Carro	Member	Independent
Ana Cristina Peralta Moreno	Member	Independent

% of proprietary directors	0%
% of independent directors	100%
% of other external directors	0%

Explain the functions assigned to this committee, including, where appropriate, any that are in addition to those provided for by law, and describe both the procedures and organisational and operational rules of the committee. For each of these functions, indicate its most significant actions during the financial year and how it has, in practice, exercised each of the functions attributed to it, whether in law, in the bylaws or in other corporate resolutions.

The main task of the Audit Committee is to assist the Board of Directors in overseeing the preparation of the financial statements and public information, and the relationship with the external auditor and the Internal Audit area.

More specifically, in accordance with the powers assigned to it by Article 5 of the Regulations of the Audit Committee, and notwithstanding any other functions assigned to it by law, by the Bank’s internal regulations or by resolution of the Board the Audit Committee is entrusted with the following functions, inter alia:

In relation to overseeing the financial statements and public information:

•	Oversee the process of preparing and reporting financial information and submit recommendations or proposals to the Board for safeguarding the integrity thereof.

•

Analyse, prior to their submission to the Board and in enough detail to guarantee their accuracy, reliability, sufficiency and clarity, the financial statements of the Bank and of its consolidated Group contained in the annual, six-monthly and quarterly reports, as well as all other required financial and related non-financial information.

•

Review the necessary consolidation perimeter, the correct application of accounting criteria, and all the relevant changes relating to the accounting principles used and the presentation of the financial statements.

•

Monitor the effectiveness of the Company’s internal control as well as its risk management systems, in terms of the process of preparing and reporting financial information, including tax-related risks, and discuss with the auditor any significant weaknesses detected in the internal control system during the audit, without undermining its independence.

In relation to the Internal Audit function:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•

Propose the selection, appointment, re-appointment and removal of the Head of the Internal Audit function to the Board of Directors; monitor the independence, effectiveness and functioning of the Internal Audit function; analyse and set objectives for the Head of the Internal Audit function and conduct the performance assessment; ensure that the Internal Audit function has the necessary material and human resources; and analyse and, where appropriate, approve the annual work plan for the Internal Audit function.

•

Receive monthly information from the Head of the Internal Audit function regarding the activities carried out by it, and regarding any incidents and obstacles that may arise, and verify that Senior Management takes into account the conclusions and recommendations of the reports; and also follow up on these plans.

•

Be aware of the audited units’ degree of compliance with corrective measures previously recommended by the Internal Audit area and inform the Board of those cases that may involve a significant risk for the Group.

In relation to the external audit process:

•

Submit to the Board any proposals for the selection, appointment, re-appointment and replacement of the external auditor, taking responsibility for the selection process in accordance with applicable regulations, as well as for the engagement terms, and periodically obtain information from the external auditor on the external audit plan and its execution, in addition to preserving its independence in the performance of its functions.

•

Ensure the independence of the auditor: (i) by avoiding any possibility that the auditor’s warnings, opinions or recommendations may be adversely influenced, ensuring that compensation for the auditor’s work does not compromise either its quality or independence; and (ii) by establishing incompatibility between the provision of audit and consulting services, unless they are tasks required by supervisors or the provision of which by the auditor is permitted by applicable legislation, and there are no alternatives on the market that are equal in terms of content, quality or efficiency to those provided by the auditor, in which case, agreement by the Committee will be required.

•

Establish appropriate relationships with the auditor in order to receive information regarding any issues that may pose a threat to its independence and any other issues related to the account audit process.

•

Where appropriate, authorise the provision of additional services by the auditor or associated persons or entities, excluding prohibited services, as required by applicable regulations in each case, under the terms provided for in auditing legislation.

•

Issue, on an annual basis and before the audit report is issued, a report expressing an opinion on whether the auditor’s independence has been compromised. This report must contain a reasoned assessment of each of the additional services mentioned in the previous section, considered individually and collectively, over and above the legal audit and in relation to the independence requirements or to the rules governing the account auditing process.

•	Ensure that the auditor holds an annual meeting with the full Board of Directors to inform it of the work undertaken and developments in the Company’s risk and accounting situations.

The most significant actions carried out by the Audit Committee in the 2020 financial year, as well as its organisational and operational rules, are detailed in Section H of this Report.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Identify the directors who are members of the audit committee and have been appointed on the basis of their knowledge and experience of accounting or auditing, or both, and specify the date on which the Chair of this committee was appointed to the post.

Names of the directors with experience	Jaime Félix Caruana Lacorte José Miguel Andrés Torrecillas Belén Garijo López Lourdes Máiz Carro Ana Cristina Peralta Moreno
Date of appointment of the chair to the post	29 April 2019

APPOINTMENTS AND CORPORATE GOVERNANCE COMMITTEE

Name	Position	Category
José Miguel Andrés Torrecillas	Chairman	Independent
Belén Garijo López	Member	Independent
José Maldonado Ramos	Member	Other external
Juan Pi Llorens	Member	Independent
Susana Rodríguez Vidarte	Member	Other external

% of proprietary directors	0%
% of independent directors	60%
% of other external directors	40%

Explain the functions assigned to this committee, including, where appropriate, any that are in addition to those provided for by law, and describe both the procedures and organisational and operational rules of the committee. For each of these functions, indicate its most significant actions during the financial year and how it has, in practice, exercised each of the functions attributed to it, whether in law, in the bylaws or in other corporate resolutions.

The main task of the Appointments and Corporate Governance Committee is to assist the Board of Directors in matters relating to the selection and appointment of members of the Board of Directors; the assessment of their performance; the drafting of succession plans; the Bank’s Corporate Governance System; and the oversight of the conduct of directors and any conflicts of interest that may affect them.

More specifically, in accordance with the powers assigned to it by Article 5 of the Regulations of the Appointments and Corporate Governance Committee, and notwithstanding any other functions assigned to it by law, by the Bank’s internal regulations or by resolution of the Board of Directors, the Appointments and Corporate Governance Committee is entrusted with the following functions:

1.

Submit proposals to the Board of Directors for the appointment, re-appointment or removal of independent directors and report on proposals for the appointment, re-appointment or removal of the remaining directors.

To this end, the Committee will evaluate the balance of knowledge, skills and experience on the Board of Directors, as well as the conditions that the candidates must meet to cover any vacancies that arise, evaluating the time commitment considered necessary so that they can adequately carry out their duties, according to the needs of the corporate bodies at any given time.

The Committee will ensure that selection procedures are not implicitly biased in such a way that involves any kind of discrimination or, in particular, hinders the selection of members of the underrepresented gender, endeavouring to ensure that members of this gender who match the professional profile sought are included amongst potential candidates.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

When formulating its proposals for the appointment of directors, the Committee will take into consideration, if it considers them to be suitable, any requests that may be made by any member of the Board of Directors of potential candidates to fill the vacancies that have arisen.

2.	Propose to the Board of Directors the selection and diversity policies for members of the Board.

3.	Establish a target for representation of the underrepresented gender on the Board of Directors and draw up guidelines on how to reach that target.

4.	Analyse the structure, size and composition of the Board of Directors, at least once per year, when assessing its operation.

5.	Analyse the suitability of the members of the Board of Directors.

6.	Review the status of each director each year, so that this may be reflected in the Annual Corporate Governance Report.

7.	Report on proposals for the appointment of Chairman and Secretary and, where appropriate, Deputy Chair and Deputy Secretary, as well as the Chief Executive Officer.

8.	Submit to the Board of Directors proposals for the appointment, removal or re-appointment of the Lead Director.

9.

Determine the procedure for assessing the performance of the Chairman of the Board of Directors, the Chief Executive Officer, the Board of Directors as a whole and the Board committees, and oversee its implementation.

10.	Report on the operational quality and efficiency of the Board of Directors.

11.

Report on the performance of the Chairman of the Board of Directors and of the Chief Executive Officer, incorporating for the latter the assessment made in this regard by the Executive Committee, for the purpose of periodic evaluation of both by the Board.

12.

Study and arrange the succession of the Chairman of the Board of Directors, the Chief Executive Officer and, where applicable, the Deputy Chair, in conjunction with the Lead Director in the case of the Chairman, and, where appropriate, draft proposals to the Board of Directors to ensure that the succession takes place in a planned and orderly manner.

13.	Review the Board of Directors’ policy on the selection and appointment of members of the Group’s Senior Management, and file recommendations with the Board when applicable.

14.	Report on proposals for the appointment and removal of senior managers.

15.

Regularly review and assess the Company’s Corporate Governance System and, where applicable, propose to the Board of Directors, for approval or submission at the General Shareholders’ Meeting, any amendments and updates that would facilitate its implementation and continuous improvement.

16.

Ensure compliance with the provisions applicable to directors contained in the Regulations of the Board of Directors or in the applicable regulations, as well as with the rules relating to conduct on the securities markets, and inform the Board of these if it deems it necessary.

17.

Report, prior to any decisions that may be made by the Board of Directors, on all matters within its remit as provided for by law, the Bylaws, the Regulations of the Board and the Regulations of the Committee, and in particular on situations of conflict of interest of the directors.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The organisational and operational rules and the most significant actions carried out by the Appointments and Corporate Governance Committee in the 2020 financial year are detailed in Section H of this Report.

REMUNERATIONS COMMITTEE

Name	Position	Category
Belén Garijo López	Chair	Independent
Lourdes Máiz Carro	Member	Independent
Ana Cristina Peralta Moreno	Member	Independent
Carlos Vicente Salazar Lomelín	Member	Other external
Jan Paul Marie Francis Verplancke	Member	Independent

% of proprietary directors	0%
% of independent directors	80%
% of other external directors	20%

Explain the functions assigned to this committee, including, where appropriate, any that are in addition to those provided for by law, and describe both the procedures and organisational and operational rules of the committee. For each of these functions, indicate its most significant actions during the financial year and how it has, in practice, exercised each of the functions attributed to it, whether in law, in the bylaws or in other corporate resolutions.

The main task of the Remunerations Committee is to assist the Board of Directors in remuneration matters within its remit and, in particular, those relating to the remuneration of directors, senior managers and those employees whose professional activities have a significant impact on the risk profile of the Group (hereinafter, the Identified Staff), ensuring that the established remuneration policies are observed.

More specifically, in accordance with the powers assigned to it by Article 5 of the Regulations of the Remunerations Committee, and notwithstanding any other functions assigned to it by law, by the Bank’s internal regulations or by resolution of the Board, the Remunerations Committee broadly performs the following functions:

1.

Propose to the Board of Directors, for submission to the General Meeting, the remuneration policy for directors, and also submit its corresponding report, all in accordance with the terms established by applicable regulations.

2.	Determine the remuneration of non-executive directors, as provided for in the remuneration policy for directors, and submit the corresponding proposals to the Board of Directors.

3.

Determine the extent and amount of individual remunerations, rights and other economic rewards, as well as other contractual conditions for executive directors, so that these can be contractually agreed, in accordance with the remuneration policy for directors, and submit the corresponding proposals to the Board.

4.	Determine and propose to the Board the objectives and criteria for measuring the variable remuneration of the executive directors, and evaluate their degree of achievement.

5.

Analyse, where appropriate, the need to make ex-ante or ex-post adjustments to variable remuneration, including the application of malus and clawback arrangements for variable remuneration, and submit the corresponding proposals to the Board, prior reports from the relevant committees in each case.

6.

Annually submit the proposal of the annual report on the remuneration of the Bank’s directors to the Board of Directors, which will be submitted to the Annual General Shareholders’ Meeting, in accordance with the provisions of the applicable law.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

7.

Propose to the Board of Directors the remuneration policy for senior managers and rest of Identified Staff. Likewise, oversee its implementation, including oversight of the process for identifying such employees.

8.

Propose to the Board of Directors, and oversee the implementation of, the remuneration policy for the Group, which may include the policy for senior managers and other members of the Identified Staff, stated in the previous paragraph.

9.	Submit to the Board of Directors the proposed basic contractual conditions for senior managers, including their remuneration and severance indemnity in the event of termination.

10.

Directly oversee the remuneration of senior managers and, within the framework of the remuneration model applicable to Senior Management at any given time, the objectives and criteria for measuring variable remuneration of the heads of the Regulation & Internal Control area and the Internal Audit area, submitting the corresponding proposals to the Board of Directors, based on those submitted to it in turn by the Risk and Compliance Committee and the Audit Committee, respectively.

11.

Ensure compliance with the remuneration policies established by the Company and review them periodically, proposing, where appropriate, any modifications that it deems necessary to ensure, amongst other things, that they are adequate for the purposes of attracting and retaining the best professionals, and that they contribute to the creation of long-term value and adequate control and management of risks, and address the principle of equal pay. In particular, the Committee shall ensure that the remuneration policies established by the Company are subject to internal, central and independent review at least once a year.

12.	Verify information on the remuneration of directors and senior managers contained in the various corporate documents, including the annual report on the remuneration of directors.

13.

Supervise the selection of external advisers, whose advice or support is required for the performance of its functions in remuneration matters, ensuring that any conflicts of interest do not impair the independence of the advice provided.

The organisational and operational rules and the most significant actions carried out by the Remunerations Committee in the 2020 financial year are detailed in Section H of this Report.

RISK AND COMPLIANCE COMMITTEE

Name	Position	Category
Juan Pi Llorens	Chairman	Independent
Jaime Félix Caruana Lacorte	Member	Independent
Raúl Catarino Galamba de Oliveira	Member	Independent
Ana Leonor Revenga Shanklin	Member	Independent
Susana Rodríguez Vidarte	Member	Other external

% of proprietary directors	0%
% of independent directors	80%
% of other external directors	20%

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Explain the functions assigned to this committee and describe both the procedures and organisational and operational rules of the committee. For each of these functions, indicate its most significant actions during the financial year and how it has, in practice, exercised each of the functions attributed to it, whether in law, in the bylaws or in other corporate resolutions.

The main task of the Risk and Compliance Committee is to assist the Board of Directors in the determination and monitoring of the Group’s risk control and management policy, including internal risk control and non-financial risks, with the exception of those related to internal financial control, which are the responsibility of the Audit Committee; those related to technological risk, which are the responsibility of the Technology and Cybersecurity Committee; and those related to business and reputational risk, which are the responsibility of the Executive Committee. It also assists the Board in monitoring the Compliance function and implementing a risk and compliance culture in the Group.

More specifically, in accordance with Article 5 of the Regulations of the Risk and Compliance Committee, and notwithstanding any other functions assigned to it by law, by the Bank’s internal regulations or by resolution of the Board, the Risk and Compliance Committee performs the following functions:

1.

Analyse, on the strategic bases established by the Board of Directors or the Executive Committee, and submit proposals on the Group’s strategy, control and risk management to the Board, including the Group’s risk appetite; and the level of acceptable risk in terms of the risk profile and risk capital broken down between the Group’s businesses and areas of activity, on the basis of the strategic and financial approaches determined by the Board of Directors and the Executive Committee.

2.	Define, in a manner consistent with the Risk Appetite Framework established by the Board of Directors, the control and management policies for the various risks faced by the Group within its remit.

3.

Supervise the effectiveness of the Regulation & Internal Control function (which include Supervisors, Regulation and Compliance, Internal Risk Control and Non-Financial Risk), and in particular will: (i) propose to the Board of Directors the appointment and removal of the function; (ii) analyse and establish the objectives for the function, and carry out an evaluation of their performance; (iii) ensure that function has the resources necessary for the effective performance of its functions; (iv) analyse and/or approve the annual work plan for the function, and monitor compliance with it.

4.

Receive monthly information from the Head of Regulation & Internal Control regarding their activities carried out, as well as regarding any incidents that may arise, and verify that the Group’s Senior Management takes into account the conclusions and recommendations of their reports.

5.

Monitor the evolution of the risks faced by the Group and their compatibility with established strategies and policies, and with the Group’s Risk Appetite Framework, and monitor risk-measurement procedures, tools and indicators established to obtain a global view of the risks faced by the Group; monitor compliance with prudential regulation and supervisory requirements regarding risks; analyse the measures to mitigate the impact of identified risks, should these materialise, to be adopted.

6.

Analyse, within its remit, risks associated with strategic projects or those associated with corporate transactions to be submitted to the Board of Directors or to the Executive Committee and, where necessary, submit the corresponding report.

7.	Analyse risk operations that will be submitted to the Board of Directors or Executive Committee for consideration.

8.

Examine whether the prices of the assets and liabilities offered to customers take into account the Bank’s business model and risk strategy and, if not, submit a plan to the Board of Directors aimed at rectifying the situation.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

9.

Participate in the process of establishing the remuneration policy, checking that it is compatible with an adequate and effective risk management strategy and that it does not offer incentives to assume risks that exceed the level tolerated.

10.

Check that the Group has means, systems, structures and resources that are consistent with best practices to implement their risk management strategy, ensuring that the risk management mechanisms are adequate in relation thereto.

11.	Report, prior to any decisions that may be made by the Board of Directors, on all matters within its remit as provided for by law or internal regulations.

12.

Ensure compliance with applicable regulations on matters related to money laundering, conduct on the securities markets, data protection and the scope of Group activities with respect to competition, and ensure that any requests for action or information made by official authorities on these matters are dealt with in due time and in an appropriate manner.

13.

Obtain information on all violations of regulations and any significant events detected by the areas reporting to it during its monitoring and control operations. The Committee shall also be notified about significant issues relating to legal risks that may arise during the Group’s operations.

14.	Examine draft codes of ethics and conduct and their modifications prepared by the corresponding area of the Group, and give its opinion in advance of the proposals to be made to the corporate bodies.

15.

Have knowledge of the reports, submissions or communications from external supervisory bodies, and confirm that the instructions, requirements and recommendations received from the supervisory bodies are implemented in order to correct any irregularities, deficiencies or inadequacies detected.

16.	Ensure the promotion of the risk culture across the Group.

17.	Supervise the Group’s criminal risk prevention model.

18.	Review and supervise the systems under which employees may report any irregularities in terms of financial information or other matters.

The organisational and operational rules and the most significant actions carried out by the Risk and Compliance Committee in the 2020 financial year are detailed in Section H of this Report.

TECHNOLOGY AND CYBERSECURITY COMMITTEE

Name	Position	Category
Carlos Torres Vila	Chairman	Executive
Raúl Catarino Galamba de Oliveira	Member	Independent
Sunir Kumar Kapoor	Member	Independent
Juan Pi Llorens	Member	Independent
Jan Paul Marie Francis Verplancke	Member	Independent

% of executive directors	20%
% of proprietary directors	0%
% of independent directors	80%
% of other external directors	0%

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Explain the functions assigned to this committee and describe both the procedures and organisational and operational rules of the committee. For each of these functions, indicate its most significant actions during the financial year and how it has, in practice, exercised each of the functions attributed to it, whether in law, in the bylaws or in other corporate resolutions.

The main task of the Technology and Cybersecurity Committee is to assist the Board of Directors in overseeing technological risk, in managing cybersecurity and in monitoring the Group’s technological strategy.

Specifically, in accordance with the powers assigned to it by Article 5 of the Regulations of the Technology and Cybersecurity Committee, and notwithstanding any other functions assigned to it by law, by the Bank’s internal regulations or by resolution of the Board, the Technology and Cybersecurity Committee performs the following functions, which fall into two categories:

•	Functions relating to monitoring technological risk and managing cybersecurity, such as:

•

Reviewing the Bank’s main technological risks, including risks related to information security and cybersecurity, as well as the procedures adopted by the executive area for monitoring and controlling these exposures.

•

Reviewing the policies and systems for assessment, control and management of the Group’s technological infrastructures and risks, including the response and recovery plans in the event of cyberattacks.

•	Being informed of business continuity plans regarding technology and technological infrastructure matters.

•

Being informed, as appropriate, about: (i) compliance risks associated with information technology; (ii) the procedures established for identifying, assessing, overseeing, managing and mitigating these risks.

•

Being informed about any relevant events that may have occurred with regard to cybersecurity, i.e. events that, either individually or as a whole, may cause significant impact or harm to the Group’s equity, results or reputation.

•	Being informed, as required, by the Head of the Technological Security area regarding the activities it carries out, as well as any incidents that may arise.

•	Functions related to the Technology Strategy:

•	Being informed, as appropriate, of the technology strategy and trends that may affect the Bank’s strategic plans, including through monitoring general trends in the sector.

•	Being informed, as appropriate, of the metrics established by the Group for management and control in the technological area, including the Group’s developments and investments in this area.

•	Being informed, as appropriate, of issues related to new technologies, applications, information systems and best practices that may affect the Group’s technological plans or strategy.

•	Being informed, as appropriate, of the main policies, strategic projects and plans defined by the Engineering Area.

•	Reporting to the Board of Directors and, where appropriate, to the Executive Committee, on matters related to information technologies falling within its remit.

The organisational and operational rules and the most significant actions carried out by the Technology and Cybersecurity Committee during the 2020 financial year are detailed in Section H of this Report.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

C.2.2 Fill in the following table with information on the number of female directors sitting on the committees of the board of directors at the close of the last four financial years:

	Number of female directors
	Financial year 2020		Financial year 2019		Financial year 2018		Financial year 2017
	Number	%	Number	%	Number	%	Number	%
Executive Committee	1	16.66%	1	16.66%	1	16.66%	1	16.66%
Audit Committee	3	60%	3	60%	3	60%	2	40%
Appointments and Corporate Governance Committee	2	40%	2	40%	3	60%	2	40%
Remunerations Committee	3	60%	3	60%	3	60%	2	40%
Risk and Compliance Committee	2	40%	1	20%	1	20%	1	20%
Technology and Cybersecurity Committee	—	—	—	—	—	—	—	—

C.2.3 Indicate, where applicable, if there are regulations for the board committees, where they can be consulted and any amendments made to them during the financial year. Indicate whether an annual report on the activities of each committee has been prepared voluntarily.

All the committees of the Board of Directors have their own regulations, approved by the Board and available on the Bank’s corporate website (www.bbva.com), under “Shareholders and Investors”, “Corporate Governance and Remuneration Policy”, in the “Board Committees” section. The regulations were not amended during the 2020 financial year.

In addition, within the framework of the annual performance process, all the committees of the Board have prepared and submitted a report to the Board of Directors detailing the activity carried out by each of them in the exercise of their functions during the 2020 financial year, which are described in Sections C.1.17 and C.2.1 above.

D.	RELATED-PARTY TRANSACTIONS AND INTRA-GROUP TRANSACTIONS

D.1 Explain the procedure and competent bodies, if any, for approving related-party and intra-group transactions.

Article 17.1.e) (iii) of the Regulations of the Board of Directors establishes that the Board is responsible for approving, where applicable, transactions conducted by the Company or Group companies with directors or with shareholders that, individually or together with others, hold a significant stake, including shareholders represented in the Board of Directors of the Company or of other Group companies or with individuals related to them, with the exceptions provided for by law.

Moreover, Article 8.6 of the Regulations of the Board of Directors establishes that approval of the transactions conducted by the Company or by Group companies with directors, the approval of which is the responsibility of the Board of Directors, will be granted subject to a prior report by the Audit Committee, where appropriate. The only exceptions to this approval will be transactions that simultaneously meet the three following specifications: (i) they are carried out under contracts with standard terms and are applied en masse to a large number of customers; (ii) they are executed at market rates or prices set in general by the party acting as supplier of the goods or services; and (iii) they are worth less than 1% of the Company’s annual revenues.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

D.2 Detail transactions deemed to be significant given their amount or content carried out between the company or its group companies and the company’s significant shareholders:

Name or corporate name of the significant shareholder	Name or corporate name of the company or group company	Nature of the relationship	Type of transaction	Amount (thousands of euro)

D.3 Detail any transactions deemed to be significant for their amount or content carried out between the company or its group companies and the directors or executives of the company:

Name or corporate name of the directors or executives	Name or corporate name of the company or group company	Relationship	Nature of the transaction	Amount (thousands of euro)

Remarks

D.4 Detail the significant transactions in which the company has engaged with other companies belonging to the same group, except those that are eliminated in the process of drawing up the consolidated financial statements and that do not form part of the company’s usual trade with respect to its objects and conditions.

In any event, provide information on any intra-group transactions with companies established in countries or territories considered tax havens:

Corporate name of the Group Company	Brief description of the transaction	Amount (thousands of euro)
BBVA GLOBAL FINANCE LTD.	Current account deposits	2,356
BBVA GLOBAL FINANCE LTD.	Term account deposits	5,542
BBVA GLOBAL FINANCE LTD.	Issue-linked subordinated liabilities	163,178

D.5 Detail any significant transactions between the company or its group companies and other related parties, which have not been listed in the previous entries.

Corporate name of the related party	Brief description of the transaction	Amount (thousands of euro)

D.6 Detail the mechanisms established to detect, determine and resolve possible conflicts of interest between the company and/or its group, and its directors, executives or significant shareholders.

Articles 7 and 8 of BBVA’s Regulations of the Board of Directors regulate issues relating to possible conflicts of interest, in summary, as follows:

Article 7: Directors must adopt necessary measures to avoid incurring in situations where their interests, whether on their own account or for that of others, may enter into conflict with the corporate interest and with their duties with respect to the Company, unless the Company has granted its consent under the terms established in applicable legislation and in the Regulations of the Board of Directors.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Likewise, they must refrain from participating in deliberations and votes on resolutions or decisions in which they or a related party may have a direct or indirect conflict of interest, unless these decisions relate to the appointment or removal of positions on the management body.

Directors must notify the Board of Directors of any situation of direct or indirect conflict that they or parties related to them may have with respect to the Company’s interests.

Article 8: The duty of avoiding situations of conflicts of interest referred to in Article 7 above obliges the directors to refrain from, in particular:

•

Carrying out transactions with the Company, unless these relate to ordinary business, performed under standard conditions for customers and of insignificant quantity. Such transactions are deemed to be those whose information is not necessary to provide a true picture of the Company’s equity, financial situation and results.

•	Using the name of the Company or invoking their position as director to unduly influence the performance of private transactions.

•	Making use of corporate assets, including the Company’s confidential information, for private ends.

•	Taking advantage of the Company’s business opportunities.

•	Obtaining advantages or remuneration from third parties other than the Company and its Group, associated with the performance of their role, unless they are mere tokens of courtesy.

•

Engaging in activities on their own account or on behalf of third parties that involve effective actual or potential competition with the Company or that, in any other way, bring them into permanent conflict with the Company’s interests.

The above provisions will also apply should the beneficiary of the prohibited acts or activities described in the previous sections be a related party to the director.

However, the Company may dispense with the aforementioned prohibitions in specific cases, authorising a director or a related party to carry out a certain transaction with the Company, to use certain corporate assets, to take advantage of a specific business opportunity or to obtain an advantage or remuneration from a third party.

When the authorisation is intended to dispense with the prohibition against obtaining an advantage or remuneration from third parties, or affects a transaction whose value is over 10% of the corporate assets, it must necessarily be agreed by the General Shareholders’ Meeting.

The obligation not to compete with the Company may only be dispensed with when no damage is expected to the Company or when any damage that is expected is compensated by the benefits that are foreseen from the dispensation. The dispensation will be conferred under an express and separate resolution of the General Shareholders’ Meeting.

In other cases, the authorisation may also be resolved by the Board of Directors, provided that the independence of the members conferring it is guaranteed with respect to the director receiving the dispensation. Moreover, it will be necessary to ensure that the authorised transaction will not do harm to the corporate equity or, where applicable, that it is carried out under market conditions and that the process is transparent.

Approval by the Board of Directors of the transactions of the Bank or companies within its Group with directors will be granted, where appropriate, after receiving a report from the Audit Committee. The only exceptions to this approval will be transactions that simultaneously meet the three following specifications:

1) they are carried out under contracts with standard terms and are applied en masse to a large number of customers;

2) they are executed at market rates or prices set in general by the party acting as supplier of the goods or services; and

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

3) they are worth less than 1% of the Company’s annual revenues.

Since BBVA is a credit institution, it is subject to the provisions of Spanish Act 10/2014 of 26 June, on the regulation, supervision and solvency of credit institutions (the LOSS), whereby the directors and general managers or similar may not obtain credits, bonds or guarantees from the Bank on whose board or management they work, above the limit and under the terms established in Article 35 of Royal Decree 84/2015, implementing the LOSS, unless expressly authorised by the Bank of Spain.

Continued in Section H of this Report.

D.7 Indicate whether the company is controlled by another entity within the meaning of Article 42 of the Spanish Commercial Code, whether listed or not, and has, directly or through its subsidiaries, business relations with said entity or one of its subsidiaries (other than those of the listed company) or engages in activities related to those of any one of them.

No

E. RISK CONTROL AND MANAGEMENT SYSTEMS

E.1 Explain the scope of the company’s Risk Control and Management System, including risks of a tax-related nature.

The BBVA Group has a general risk management and control model (hereinafter, the Model) adapted to its business model, its organisation, the countries in which it operates and its Corporate Governance System. This allows the BBVA Group to operate within the framework of the risk control and management strategy and policy defined by the Bank’s corporate bodies and to adapt to the changing economic and regulatory environment, addressing risk management on a global level in a manner adapted to the circumstances at any moment.

This Model, which is the responsibility of the Chief Risk Officer (CRO) and which must be updated or reviewed at least annually, is applied comprehensively in the Group and is made up of the basic elements set out below:

I.	Governance and organisation

II.	Risk Appetite Framework

III.	Evaluation, monitoring and reporting

IV.	Infrastructure

The Group promotes the development of a risk culture that ensures consistent application of the Model within the Group, and that guarantees that the risk function is understood and internalised at all levels of the organisation.

The Model applies to the management and control of all financial and non-financial risks of the Group, including tax risks, without prejudice to the fact that, with regard to tax, in addition to the management of this type of risk as a non-financial risk, BBVA has a tax risk management policy based on an adequate control environment, a risk identification system and a process for the monitoring and continuous improvement of the effectiveness of the established controls. This management model is revised and assessed by an independent expert.

For more information on the basic elements of the Model, see “General risk management and control model” in the “Risk management” chapter of the individual and consolidated Management Reports for financial year 2020.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

E.2 Identify the corporate bodies responsible for drawing up and enforcing the Risk Control and Management System, including tax-related risks.

With regard to risks, the Board of Directors’ responsibilities are those relating to establishing the policy for controlling and managing risk and the oversight and control of its implementation.

In addition, and for a proper discharge of its functions, the Board of Directors is assisted by the Risk and Compliance Committee in the matters specified below. It is also assisted by the Executive Committee, which focuses on strategy, finance and business-related matters in an integrated manner, in order to monitor the Group’s risks.

In particular, the Board of Directors establishes the Group’s risk strategy and, in the discharge of this function, determines the risk control and management policy, which is set out in: the BBVA Group’s Risk Appetite Framework, which includes the Group’s risk appetite statement, containing the general principles of the Group’s risk strategy and its target profile, as well as a set of quantitative metrics (core metrics—with their respective statements—and metrics by type of risk) originating from said statement that reflect the Group’s risk profile; the management policy framework for the different types of risk to which the Bank is or may be exposed, which contains the basic principles for managing and controlling risks consistently throughout the Group and in accordance with the Model and the Risk Appetite Framework; and the Model.

Furthermore, in parallel with the function of defining the risk strategy and within the scope of its risk monitoring, supervision and control functions, the Board of Directors monitors the evolution of the BBVA Group’s risks as well as the risks of each of its main geographical and/or business areas, ensuring their compliance with the BBVA Group’s Risk Appetite Framework, and also overseeing internal information and control systems.

At the executive level, the Group’s Chief Risk Officer (the Head of Global Risk Management) is responsible for managing all of the Group’s financial risks with the independence, authority, rank, experience, knowledge and resources required. They are responsible for ensuring, within their scope of functions, that the BBVA Group’s risks are managed according to the established model.

For decision-making, the Group’s Chief Risk Officer has a governance structure for the role that culminates in a support forum, the Global Risk Management Committee (GRMC), which is established as the main executive-level committee on the risks within its remit. Its purpose is to develop the strategies, policies, regulations and infrastructures needed to identify, assess, measure and manage the material risks within its remit that the Group faces in its business activity.

In addition, the chief risk officers of the geographical and business areas report functionally to the Group’s Chief Risk Officer and report operationally to the head of their geographical and/or business area. This dual reporting system aims to ensure the independence of the local risk management function from the operating functions, and enable its alignment with the Group’s risk-related general policies and goals.

With regard to non-financial risks and internal control, the Group has a Regulation & Internal Control area that is independent from the other units. This area is under the responsibility of the Global Head of Regulation & Internal Control, who is also appointed by the BBVA Board of Directors and reports directly to the corporate bodies, providing updates on the performance of its functions. This area is responsible for proposing and implementing policies related to non-financial risks and the Group’s internal control model. It also includes, amongst others, the Non-Financial Risk, Compliance and Internal Risk Control units.

For more information on the bodies responsible for risk management and control at BBVA, see “Governance and organisation” in the “General risk management and control model” section in the “Risk management” chapter of the individual and consolidated Management Reports for financial year 2020.

As far as tax risk is concerned, the Tax function of the BBVA Group is responsible for establishing the control mechanisms and internal rules necessary to ensure compliance with current tax regulations, as well as proposing tax strategy to the Board of Directors for their consideration and approval, where appropriate. In addition, the Audit Committee is responsible for overseeing the tax risks in the process of preparing and presenting financial information, which is evidenced by the reports made by the Head of the BBVA Group’s Tax function to the Committee.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

E.3 Indicate the primary risks, including tax-related risks and, where significant, risk derived from corruption (the latter can be understood to be within the scope of Royal Decree Law 18/2017) that could prevent business targets from being met.

BBVA has processes to identify risks and analyse scenarios, enabling dynamic and advance risk management. These processes are forward-looking to ensure the identification of emerging risks, and take into account the concerns of both the business and corporate areas, as well as those of Senior Management.

Risks are identified and measured in a consistent manner and in line with approved methodologies. Their measurement includes scenario analyses and stress testing, and considers the controls to which the risks are subject.

In this regard, there are a number of emerging risks that could impact the Group’s business performance. These risks are organised into the following large blocks:

•	Macroeconomic and geopolitical risks

•	Regulatory and reputational risks

•	Business, legal and operational risks

For more information on these risks, see “Risk factors” in the “Risk management” chapter of the individual and consolidated Management Reports for financial year 2020, and “Other non-financial risks” chapter of the Non-Financial Information Statement, included in said Management Reports.

Likewise, amongst the possible crimes included in the criminal prevention model are those related to corruption and bribery, since there are a number of risks that could manifest in a company with characteristics such as those of BBVA. For more information, see “Other standards of conduct” and “Criminal prevention model” in the “Compliance system” section, which is included in the “Ethical behaviour” chapter of the Non-Financial Information Statement in the individual and consolidated Management Reports for the 2020 financial year.

On the other hand, and not having the consideration of significant risk referred to in this section, the Spanish judicial authorities are investigating the activities of the company Centro Exclusivo de Negocios y Transacciones, S.L. (Cenyt). Such investigation includes the provision of services by Cenyt to the Bank.

In this regard, on 29 July 2019, the Bank was named as an official suspect (investigado) in a criminal judicial investigation (Preliminary Proceeding No. 96/2017 – Piece No. 9, Central Investigating Court No. 6 of the National High Court) for alleged facts which could be constitutive of bribery, revelation of secrets and corruption. On 3 February 2020, the Bank was notified by the Central Investigating Court No. 6 of the order lifting the secrecy of the proceedings. Certain current and former officers and employees of the Group, as well as former directors have also been named as investigated parties in connection with this investigation. The Bank has been and continues to be proactively collaborating with the Spanish judicial authorities, including sharing with the courts the relevant information obtained in the internal investigation hired by the entity in 2019 to contribute to the clarification of the facts. As of the date of the approval of this report, no formal accusation against the Bank has been made.

This criminal judicial proceeding is in the pre-trial phase. Therefore, it is not possible at this time to predict the scope or duration of such proceeding or any related proceeding or its or their possible outcomes or implications for the Group, including any fines, damages or harm to the Group’s reputation caused thereby.

Continued in Section H of this Report.

E.4 Identify whether the company has risk tolerance levels, including for tax-related risks.

The Group’s Risk Appetite Framework, approved by the Board of Directors, determines the risks and the associated risk levels that the Group is prepared to assume to achieve its objectives, considering the organic development pattern of the business. These are expressed in terms of solvency, liquidity and funding, and profitability and recurrence of revenue, which are reviewed not only periodically but also if there are any substantial changes in the business strategy or relevant corporate transactions.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The Risk Appetite Framework is expressed through the following elements:

•	Risk Appetite Statement: This contains the general principles of the Group’s risk strategy and the target risk profile.

•

Statements and core metrics: Derived from the appetite statement, these statements set out the general risk management principles in terms of solvency, liquidity and funding, profitability and recurrence of revenue.

•

Statement and metrics by type of risk: The general principles for managing each risk are established based on the core metrics and their thresholds for each type of risk. A series of metrics are also determined, and adherence to these ensures compliance with the core metrics and the Group’s Risk Appetite Statement.

In addition to this Framework, there is a level of management limits that is defined and managed by the areas responsible for managing each type of risk. This is to ensure that anticipatory risk management respects this structure and, in general, the established Risk Appetite Framework.

Each significant geographical area has its own Risk Appetite Framework consisting of its local Risk Appetite statement, core metrics and statements, statements and metrics by type of risk, which should be consistent with those set at the Group level, but adapted to their reality and approved by the corresponding corporate bodies of each entity. This Risk Appetite Framework has a limit structure in line and consistent with the above.

The corporate Risk area works together with the various geographical and/or business areas to define their Risk Appetite Framework, so that it is coordinated with and integrated into the Group’s Risk Appetite Framework, making sure that its profile is in line with the one defined. Also, for local monitoring purposes, the Chief Risk Officer for the geographical and/or business area will periodically report on the evolution of the local Risk Appetite Framework metrics to its corporate bodies, as well as, where appropriate, to the appropriate local top-level committees, following a scheme similar to that of the Group, in accordance with its own corporate governance systems.

For more information on the Risk Appetite Framework described above and on its monitoring and management integration, see “Risk Appetite framework” in the “General Risk management and control model” section within the “Risk management” chapter of the individual and consolidated Management Reports for financial year 2020.

E.5 State what risks, including tax-related risks, have occurred during the financial year.

Risk is inherent to financial activity, and the occurrence of minor and major risks is therefore an inseparable part of the Group’s activities. BBVA therefore offers detailed information on the evolution of risks which, by their nature, continuously affect the Group in carrying out its activity. This information is provided in its annual financial statements (notes 7 and 19 on risk management and tax risks, respectively, in the BBVA Group’s Consolidated Annual Financial Statements; and notes 5 and 17, on the same subject matters, in BBVA’s Individual Annual Financial Statements, both for financial year 2020) and in the individual and consolidated Management Reports, both for financial year 2020 (the “Risk management” chapter and “Other non-financial risks” chapter of the Non-Financial Information Statement).

E.6 Explain the response and oversight plans for the primary risks faced by the company, including tax-related risks, and the procedures followed by the company to ensure that the board of directors responds to any new challenges.

The BBVA Group’s internal control system for operational risks is based on the best practices developed both in the COSO (Committee of Sponsoring Organizations of the Treadway Commission) Enterprise Risk Management — Integrated Framework and in the Framework for Internal Control Systems in Banking Organisations drawn up by the Basel Bank for International Settlements (BIS).

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The control model has a system comprising three lines of defence:

•

The Group’s business and support units constitute the first line of defence. They are responsible for primary management of current and emerging risks, and implementing control procedures for risk mitigation. They are also responsible for reporting to their business/support unit.

•

The second line of defence is comprised of specialised control units in different areas of risk: Compliance, Legal, Finance, People, Physical security, Technological security, Information and Data Security, Suppliers, Internal Risk Control and Processes. This line defines the control frameworks in its specialist field, across the entire Entity, and provides training to areas exposed to risk. It also checks the identification of current and emerging risks carried out by the different business and support units, and assesses the adequacy and effectiveness of the control environments implemented by them.

With regard to operational risk, the control activity of the first and second lines of defence is coordinated by the Non-Financial Risks Unit, which is responsible for providing the units with a common internal control methodology and global tools. This second line of defence is in place in all geographical areas in which the Group is present and acts in accordance with standardised practices that come from the corporate units in each of the fields.

The Group’s Head of Non-Financial Risks is responsible for the function and, together with the Chief Compliance Officer and the Head of Internal Risk Control, reports on its activity to the Global Head of Regulation & Internal Control and to the Risk and Compliance Committee, assisting the latter in any matters where requested.

•

The third line of defence is made up of the Internal Audit unit, for which the Group assumes the guidelines of the Basel Committee on Banking Supervision and of the Institute of Internal Auditors. Its function is to independently and objectively assess the first and second lines of defence, evaluating the efficiency and effectiveness of internal control policies and systems, risk management and the governance processes and policies established by the Group.

As part of the second line of defence, the Group has a specific Internal Risk Control unit, within the area of Regulation & Internal Control, which, among other tasks, independently checks and monitors regulations and governance structure, in terms of financial risks, and the application and operation thereof in the area of Global Risk Management, as well as checking the development and implementation of financial risk management and control processes. It is also responsible for the validation of risk models.

The Group’s Head of Internal Risk Control is responsible for the function and reports on its activities and work plans to the Head of Regulation & Internal Control and to the Risk and Compliance Committee, assisting the Committee in any matters where requested, and in particular checking that the GRM reports presented to the Committee comply with the established criteria at all times.

In addition, the Internal Risk Control function is global and transversal, covering all types of financial risks and having specific units in all geographical and/or business areas, with functional dependency on the Group’s Head of Internal Risk Control.

As far as tax risk is concerned, the Tax Department, located within the Finance area, is responsible for establishing the policies and controls necessary to ensure compliance at all times with the current tax regulations and the tax strategy approved by the Board of Directors. The Internal Financial Control Unit, as a second line of defence against financial, accounting and tax risks, is responsible for assessing the quality of the design and effectiveness of the control model operating in tax processes, as detailed in Section F of this document.

In order to meet the new challenges that arise, the BBVA Group has a governance system that allows the Board of Directors to be informed of the real and potential risks that affect or may affect the Group at any time. Thus, in addition to the work carried out by the Bank’s different areas of control (Risk, Regulation & Internal Control and Internal Audit), as well as other areas of the Bank, such as the legal and finance areas, and the corresponding Board committees

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(such as the Risk and Compliance Committee or the Audit Committee), there is also the monitoring and supervision carried out by the Technology and Cybersecurity Committee. Its work allows the Board of Directors to be informed of the main technological risks to which the Group is exposed—including those relating to information security risks, information technology compliance risks and cybersecurity risks—as well as of current technological trends and strategies, business continuity plans in matters of technology and relevant cybersecurity events affecting the Group or which might affect it in the future, among other functions.

F.	INTERNAL CONTROL AND RISK MANAGEMENT SYSTEMS OVER FINANCIAL REPORTING (ICFR)

Describe the mechanisms comprising the risk management and control systems for financial reporting (ICFR) in your entity.

F.1 The entity’s control environment

Give information on the key features of at least:

F.1.1. Which bodies and/or functions are responsible for: (i) the existence and maintenance of an adequate and effective ICFR; (ii) its implementation and (iii) its supervision.

Pursuant to Article 17 of its Regulations, the Board of Directors approves the financial information that BBVA is required to publish periodically as a listed company. The Board of Directors has an Audit Committee whose main task, among others, is to assist the Board in monitoring the preparation of financial statements and public information, as well as monitoring internal financial control.

In this regard, the Rules of Procedure of BBVA’s Audit Committee establish that one of the Committee’s functions is to monitor the effectiveness of the Company’s internal control and the risk management systems in the process of drawing up and presenting financial information, including tax risks, as well as discussing with the statutory auditor the significant weaknesses of the internal control system detected during the audit.

The BBVA Group complies with the requirements imposed by the Sarbanes Oxley Act (SOX) for each financial year’s consolidated annual financial statements due to its status as a publicly traded company listed with the United States Securities Exchange Commission (SEC). The main Group executives are involved in the design, compliance and maintenance of an effective internal control model that guarantees the quality and veracity of the financial information. The Finance area has been responsible during 2020 for producing the consolidated annual financial statements and maintaining the control model for financial information generation. Specifically, this function is performed by the Financial Internal Control area, which is integrated within the Group’s general internal control model, which is briefly outlined below:

The BBVA Group works continuously to bolster its internal control model, which comprises two key elements. The first is the control structure organised into three lines of defence, which is described in Section E.6 above; and the second is a governance scheme called Corporate Assurance, which establishes a framework for monitoring the internal control model and bringing the main aspects of the Group’s internal control to the attention of Senior Management.

Corporate Assurance establishes a committee structure, both at the local and corporate levels, that provides Senior Management with a comprehensive and homogeneous view of the main non-financial risks and relevant situations as regards the control environment. The aim is to facilitate fast and proactive decision-making in relation to the mitigation or assumption of major risks. These committees are formed by the main executives responsible for the business and support areas, as well as those responsible for the second line of defence (RCS).

The effectiveness of this internal control system is assessed periodically for those risks that may affect the correct compilation of the Group’s financial statements. The assessment is coordinated by the Internal Financial Control area and involves risk control specialists (RCS), as the second line of defence, and risk control assurers (RCA) for the main processes, in both business areas and support areas. The Group’s Internal Audit area also performs its own assessment of the internal control system with regard to the generation of financial information. In addition, the external auditor of the BBVA Group issues an opinion every year on the effectiveness of internal control over financial reporting based on criteria established by COSO (Committee of Sponsoring Organizations of the Treadway Commission) and in accordance with PCAOB (the US Public Company Accounting Oversight Board) standards. This opinion appears in Form 20-F, which is filed every year with the SEC.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The result of the annual internal assessment of the System of Internal Control over Financial Reporting, conducted by Internal Audit and Internal Financial Control, is reported to the Audit Committee by the heads of Internal Financial Control.

F.1.2 Whether, especially in the process of drawing up financial information, the following elements exist:

•

Departments and/or mechanisms responsible for: (i) the design and review of the organisational structure; (ii) the clear definition of lines of responsibility and authority, with an adequate distribution of tasks and functions; and (iii) ensuring that sufficient procedures exist for their correct dissemination within the entity.

Financial information is produced in the local Financial Management Units of the BBVA Group banks in the different countries where it maintains a presence. The consolidation work is carried out in the Corporate Centre, in the Finance Department, which has overall responsibility for the preparation and issuance of the Group’s financial and regulatory information.

BBVA’s organisational structure clearly defines lines of action and responsibility for the areas involved in the generation of financial information, both at the individual entity level and consolidated Group level; provides the channels and circuits necessary for the proper communication of the financial information; and provides a procedure for the dissemination of the annual financial statements. The units responsible for drawing up these financial statements have a suitable distribution of tasks and the necessary segregation of functions to draw up these statements in an appropriate operational and control framework.

Additionally, there is an accountability model aimed at extending the culture of, and commitment to, internal control. Those in charge of the design and operation of the processes that have an impact on financial reporting certify that all the controls associated with its operation under their responsibility are sufficient and have worked correctly.

•

Code of conduct, approval body, degree of dissemination and instruction, principles and values included (indicating whether there are specific mentions of recording transactions and drawing up financial information), body in charge of analysing non-compliance and proposing corrective measures and sanctions.

BBVA has a Code of Conduct that is approved by the Board of Directors and reflects BBVA’s concrete commitments with regard to one of the principles of its Corporate Culture: Integrity in the consideration and undertaking of its business. This Code likewise establishes the corresponding whistleblowing channel regarding possible infringements of the Code. It is the subject of training and refresher programmes that include key personnel in the financial function.

Following the update to the Code in 2015, communication campaigns to share its new content have been in place since 2016, making use of new formats and digital channels. In addition, a training plan has been developed at a global level, reaching the entire workforce of the Group.

The Code of Conduct can be accessed on the Bank’s website (www.bbva.com) and on the employees’ website (Intranet). Additionally, Group members undertake personally and individually to observe its principles and rules in an express declaration of awareness and adhesion.

One of the functions of the Risk and Compliance Committee is to examine draft codes of ethics and conduct and their respective modifications prepared by the corresponding area of the Group, and give its opinion in advance of the proposals to be drafted to the corporate bodies.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Additionally, BBVA has adopted a structure of Corporate Integrity Management Committees (with individual powers at jurisdiction or Group entity levels, as applicable). Their joint scope of action covers all the Group businesses and activities and their main function is to ensure effective application of the Code of Conduct. There is also a Corporate Integrity Management Committee, whose scope of responsibility extends throughout BBVA. The main mission of this committee entails ensuring uniform application of the Code in BBVA.

The Compliance Unit in turn independently and objectively promotes and supervises to ensure that BBVA acts with integrity, particularly in areas such as money-laundering prevention, conduct with customers, security market conduct, corruption prevention, and other areas that could entail a reputational risk for BBVA. The unit’s duties include fostering the knowledge and application of the Code of Conduct, promoting the drafting and distribution of its implementing standards, assisting in the resolution of any concern that may arise regarding the interpretation of the Code, and managing the Whistleblowing Channel.

•

Whistleblowing channel, which allows financial and accounting irregularities to be communicated to the audit committee, as well as possible breaches of the code of conduct and irregular activities in the organisation, reporting where applicable if this is confidential in nature.

Preservation of the Corporate Integrity of BBVA transcends merely personal accountability for individual actions, it calls for all employees to have zero tolerance for activities that do not comply with the Code of Conduct or that could harm the reputation or good name of BBVA. This attitude is reflected in everyone’s commitment to whistle-blowing, by timely communication, of situations that, even when unrelated to their activity or area of responsibility, could be infringe regulations or contradict the values and guidelines of the Code.

The Code of Conduct itself and contemplates a Whistleblowing Channel, whereby BBVA employees, as well as other parties not part of BBVA, may communicate, in a confidential manner and, if they wish, anonymously, any behaviours that may not comply with the Code or that may infringe applicable regulation. Complaints are handled promptly and diligently, guaranteeing the confidentiality of the investigations and the prohibition of retaliation or adverse consequences in light of communications made in good faith.

Telephone lines and email inboxes have been set up in each jurisdiction for these communications. The Whistleblowing Channel is available 24 hours 365 days.

As described in the previous section, BBVA has adopted a structure of Corporate Integrity Management Committees (with individual powers at jurisdiction or Group entity levels, as applicable), whose joint scope of action covers all the Group businesses and activities and whose functions and responsibilities (explained in greater detail in their corresponding regulations) include:

•	Driving and monitoring global initiatives to foster and promote a culture of ethics and integrity among members of the Group.

•	Ensuring the uniform application of the Code.

•	Promoting and monitoring the functioning and effectiveness of the Whistleblowing Channel.

•

In cases where they are not already included among the members of the Committee, informing Senior Management and/or the person responsible for preparing the financial statements of any events and circumstances from which significant risks might arise for BBVA.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Also, through the Compliance area, periodic reports are made to the Risk and Compliance Committee, which, pursuant to its own Regulations, monitors and controls the proper functioning of the Whistleblowing Channel.

•

Periodic training and refresher courses for employees involved in preparing and revising financial information, and in ICFR assessment, covering at least accounting standards, audit, internal control and risk management.

The Finance area has a specific programme of courses and seminars, run in both its classroom and virtual campus, which complement the general training of all employees of the BBVA Group, in line with their roles and responsibilities. Specific training and periodic refresher courses are given on accounting and tax regulations, internal control and risk management, particularly for teams in the areas involved in preparing and reviewing the financial and tax-related information and in evaluating the internal control system, to help them perform their functions correctly. These courses are taught by professionals from the area and renowned external providers.

Additionally, the BBVA Group has a personal development plan for all employees, which forms the basis of a personalised training programme to deal with the areas of knowledge necessary to perform their functions.

F.2 Financial reporting risk assessment

Give information on at least:

F.2.1. The key features of the risk identification process, including error and fraud risks, with respect to:

•	Whether the process exists and is documented.

The ICFR was developed by the Group Management in accordance with international standards set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), which establishes five components on which the effectiveness and efficiency of internal control systems must be based:

•	Establishing an adequate control environment for monitoring all these activities.

•	Assessing the risks that may be incurred by an entity in drawing up its financial information.

•	Designing the necessary controls to mitigate the most critical risks.

•	Establishing the adequate information circuits to detect and communicate the system’s weaknesses or inefficiencies.

•	Monitoring such controls to ensure that they are operational and to guarantee their effectiveness over time.

In order to identify the risks with a greater potential impact on the generation of financial information, the processes through which such information is generated are analysed and documented, and an analysis of the risks, errors or inaccuracies that may arise in each is later conducted.

Based on the corporate internal control methodology, the risks are categorised by type, including process errors and fraud, and their probability of occurrence and possible impact are analysed.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The process of identifying risk in the preparation of Financial Statements, including risks of error, falsehood or omission, is carried out by the first line of defence: those responsible for each of the processes that contribute to the preparation of financial information and those responsible for their control. This risk identification is performed taking into account the theoretical risk model and the mitigation and control framework previously defined by the specialists for each type of risk (within the second line of defence) which, in the case of Finance, is the Internal Financial Control unit (tax and financial reporting risk specialist), who, in addition, challenges the functioning and effectiveness of the controls implemented.

Whether the assessment of their controls is annual, quarterly or monthly is determined based on the significance of the risks, this ensuring coverage of the risks considered critical for the financial statements.

The assessment of the aforementioned risks and the design and effectiveness of their controls begins with the understanding of and insight into the analysed operating process, considering criteria of quantitative materiality, likelihood of occurrence and economic impact, in addition to qualitative criteria associated with the type, complexity and nature of the risks or of the business or process structure itself.

The system for identifying and assessing the risks of internal control over financial reporting is dynamic. It evolves continuously, always reflecting the reality of the Group’s business, changes in operating processes, the regulations applicable at all times, the risks affecting them and the controls that mitigate them.

All this is documented in a corporate management tool developed and managed by the Non-Financial Risk area (STORM). This tool documents all the risks and controls, by process, that are managed by the different risk specialists, including the Financial Internal Control unit.

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Whether the process covers all of the objectives of financial reporting (existence and occurrence; completeness; valuation; presentation, breakdown and comparability; and rights and obligations), whether the information is updated and how frequently.

Each of the processes identified in the BBVA Group for drawing up financial information aim to record all financial transactions, value the assets and liabilities in accordance with applicable accounting regulations and provide a breakdown of the information in accordance with regulatory requirements and market needs.

The financial information control model analyses each of the phases of the processes mentioned above (from procedural governance, documentation, criteria setting, decision making, information provision, application operation, monitoring generated information, and reporting), in order to ensure that the risks identified in each process are adequately covered by controls that operate efficiently. The control model is updated when changes arise in the relevant processes or support tools for producing financial information.

•

The existence of a process for identifying the consolidation perimeter, taking into account aspects including the possible existence of complex corporate structures, or instrumental or special purpose vehicles.

The Finance area includes a department responsible for the Group’s financial consolidation, which carries out a monthly process of identification, analysis and updating of the perimeter of the Group’s consolidated companies.

In addition, the information from the consolidation department on new companies set up by the Group’s different units and the changes made to existing companies is compared with the data analysed by a specific committee at corporate level, whose objective is to analyse and document the changes in the composition of the corporate group and optimise its corporate structure (Corporate Structure Committee — CSC).

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In addition, the Finance area of the Bank, in controlling special purpose entities, makes a periodic report to the Audit Committee on the structure of the Group of companies.

•

Whether the process takes into account the effects of other types of risks (operational, technological, financial, legal, tax-related, reputational, environmental etc.) insofar as they impact the financial statements.

The model of internal control over financial reporting applies to processes for directly drawing up such financial information and to all operational or technical processes that could have a relevant impact on the financial, accounting, tax-related or management information.

As mentioned above, the Group has an internal control model coordinated by the Regulation & Internal Control area, which uses a single methodology to assess all the Group’s non-financial risks (mainly operational, technological, financial, legal, tax-related, reputational, third party and compliance). All the specialist risk areas and heads of control use a common tool (STORM) to document the identification of the risks, the controls that mitigate those risks and the assessment of their effectiveness.

There are control assurers in all the operational or support areas, and therefore any type of risk that may affect the Group’s operations is analysed under that methodology and is included in the ICFR insofar as it may have an impact on the financial information.

•	Which of the entity’s governing bodies supervises the process.

The process for identifying risks and assessing the design, effectiveness and suitability of the controls for generating financial information is documented at least once a year, and is overseen by the Internal Audit area.

Moreover, the Group’s head of Internal Financial Control reports annually to the Audit Committee on analysis work that has been carried out, on the conclusions of the assessment of the control model relating to the generation of financial information, and on the process for downstream certification of the effectiveness of the control model. This process is undertaken by the financial officers of the main entities and holding control specialists. This work follows the SOX methodology in compliance with the legal requirements, under the regulation, on systems of internal control over financial reporting, and is included in Form 20-F, submitted annually to the SEC, as indicated in Section F.1 above.

F.3 Control activities

Give information on the main features, if at least the following exist:

F.3.1. Procedures for review and authorisation of financial information and the description of the ICFR, to be published on the stock markets, indicating who is responsible for it, and the documentation describing the activity flows and controls (including those concerning risk of fraud) for the different types of transactions that may materially impact the financial statements, including the procedure for closing the accounts and the specific review of the relevant judgements, estimates, valuations and projections.

All of the processes relating to the generation of financial information are documented, as is the corresponding control model, including potential risks associated with each process and the controls put in place to mitigate them. As explained in Section F.2.1, the aforementioned risks and controls are recorded in the corporate tool STORM, which also includes the result of the assessment of the effectiveness of the controls and the degree of risk mitigation.

In particular, the main processes relating to the generation of financial information are found in the Finance area, and they are: accounting, consolidation, financial reporting, financial planning and monitoring, and financial and tax management. The analysis of these processes, their risks and their controls is also supplemented by that of all other critical risks, in the processes of the various business areas or other support areas, that may have a financial impact on the financial statements.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In the aforementioned review procedures, special attention is paid, from a control point of view, to the financial and tax-related information disseminated to the securities markets, including the specific review of controls on relevant judgements, estimates and projections used in the preparation of the above-mentioned information.

As noted in the annual financial statements themselves, it is occasionally necessary to make estimates to determine the amount at which some assets, liabilities, income, expenses and commitments should be recorded. These estimates are mainly related to:

•	The value corrections of certain financial assets.

•	The assumptions used to quantify certain provisions and in the actuarial calculation of liabilities and commitments for post-employment and other obligations.

•	The useful life and impairment losses of tangible and intangible assets.

•	The appraisal of goodwill and assignments of the price paid in business combinations.

•	The fair value of certain unlisted assets and liabilities.

•	The recoverability of deferred tax assets.

These estimates are made based on the best information available on the financial statement closing date and, together with the other relevant issues for the closing of the annual and six-monthly financial statements, are analysed and authorised by a Technical Committee.

F.3.2. Internal control procedures and policies for information systems (among others, access security, change control, their operation, operational continuity and segregation of functions) that support the relevant processes in the entity with respect to drawing up and publishing financial information.

The Group’s current internal control model has expanded the catalogue of technological risks managed as non-financial risks to three distinct categories:

✓	Physical Security: Covers risks from inadequate management of the physical security of assets (including technology) and individuals due to the damage and deterioration of such assets.

✓

Technological Security: Covers risks from inadequate management of technology changes, IT system failures, risk from low IT availability and performance, IT system integrity risk, application tampering fraud, and logical impersonation.

✓

Information and Data Security: Covers risks from unauthorised access, modification or destruction of data infrastructure, loss, theft or misuse of information and cyber attacks that affect the privacy, confidentiality, availability and integrity of information.

The internal control models therefore include procedures and controls regarding the operation of information and access security systems, the segregation of functions, and the development and modification of computer applications used to generate financial information.

Both types of control are identified in the model of internal control over financial reporting and are analysed and assessed periodically, in order to guarantee the integrity and reliability of the information drawn up.

With all these mechanisms, the BBVA Group can confirm that adequate management of access control is maintained, the correct and necessary steps are taken to put applications into production as well as ensuring their subsequent support, the creation of backup copies, and assurance of continuity in the processing and recording of operations.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In summary, the entire process of preparing and publishing financial information has established and documented the procedures and control models for technology and IT systems necessary to provide reasonable assurance of the correctness of the BBVA Group’s public financial information.

F.3.3. Internal control procedures and policies designed to supervise the management of activities subcontracted to third parties and those aspects of evaluation, calculation and assessment outsourced to independent experts which may materially impact the financial statements.

The internal control model sets out specific controls and procedures for the management of subcontracted activities or those aspects of evaluation, calculation and assessment of assets or liabilities outsourced to independent experts.

There is a specialist area of risk arising in third-party operations, a standard and a committee for non-financial risk admission, which also analyses outsourcing operations and which establishes and supervises the requirements to be fulfilled at the Group level for the activities to be subcontracted.

There are procedural manuals for the outsourced financial processes that identify the procedures to be followed and the controls to be applied by the service provider units and outsourcing units. The controls established in the outsourced processes concerning the generation of financial information are also tested by the Internal Financial Control area.

The valuations from independent experts used for matters relevant for generating financial information are included within the standard circuit of review procedures executed by internal control, internal auditing and external auditing.

F.4 Information and communication

Give information on the main features, if at least the following exist:

F.4.1. A specific function in charge of defining and maintaining accounting policies (accounting policy department or area) and resolving queries or conflicts stemming from their interpretation, ensuring fluent communication with those in charge of operations in the organisation, and an up-to-date manual of accounting policies, communicated to the units through which the entity operates.

The Finance area and in particular the Accounting & Regulatory Reporting area have robust governance systems which include two Technical Committees: one for Accounting and one for Capital. The purpose of these committees is to analyse, study and issue standards that may affect the compilation of the Group’s financial and regulatory information, to determine the accounting and solvency criteria required to ensure that transactions are booked correctly, and to calculate capital requirements within the framework of the applicable standards.

The Group also has an Accounting Policies Manual, which is updated and made available to all Group units by means of the Intranet. This Manual is the tool that guarantees that all the decisions related to accounting policies or specific accounting criteria to be applied in the Group are supported and are standardised. This Manual is approved by the Technical Accounting Committee and is continuously documented and updated for use and analysis by all the Group’s entities.

F.4.2. Mechanisms to capture and prepare financial reporting in standardised formats, for application and use by all of the units of the entity or the group, that support the main financial statements and the notes, and the detailed information on ICFR.

The BBVA Group’s Finance area and the countries’ financial management units are responsible for the processes for preparing financial statements in accordance with the current accounting and consolidation manuals. There is also a consolidation computer application that collects the accounting information of the various companies within the Group and performs the consolidation processes, including the standardisation of accounting criteria, aggregation of balances and consolidation adjustments.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Control measures have also been implemented in each of the aforementioned processes, both locally and at consolidated level, to ensure that all the data supplying the financial information is collected in a comprehensive, exact and timely manner. There is also a single and standardised financial reporting system that is applicable to and used by all the Group units and supports the main financial statements and the explanatory notes. There are also control measures and procedures to ensure that the information disclosed to the markets contains a breakdown that is tailored to regulatory requirements and sufficient so as to enable investors and other users of the financial information to understand and interpret it.

F.5 Supervision of the system’s operation

Give information on the key features of at least:

F.5.1. The ICFR supervision activities carried out by the audit committee and whether the entity has an internal audit function with powers that include providing support to the audit committee in its task of supervising the internal control system, including the ICFR. Likewise, information will be given on the scope of the ICFR assessment carried out during the financial year and of the procedure by which the person in charge of performing the assessment communicates its results, whether the entity has an action plan listing the possible corrective measures, and whether its impact on financial reporting has been considered.

The internal control units of the business areas and of the support areas conduct a preliminary assessment of the internal control model, assess the risks identified in the processes, the effectiveness of controls, and the degree of mitigation of the risks, as well as identifying possible weaknesses and designing, implementing and monitoring the mitigation measures and action plans.

The first assessment of the effectiveness of the risk controls for the financial information preparation process is carried out by the RCA (Risk Control Assurer), who is responsible for control in the first line of defence, and layer by the RCS (Risk Control Specialist — second line of defence) who must challenge the design and operation of the controls in order to issue a conclusion on the operation of the control model on the risks covered by his field of expertise.

BBVA also has an Internal Audit unit that supports the Audit Committee with regard to the independent supervision of the internal financial information control system. The Internal Audit function is entirely independent of the units that draw up the financial information.

All the weaknesses in controls, mitigation measures and specific action plans are documented in the corporate tool STORM and submitted to the internal control and operational risk committees of the areas, as well as to the local or global Corporate Assurance Committees, based on the significance of the detected issues.

Both the weaknesses identified by the internal control units and those detected by the internal or external auditor have an action plan in place to correct or mitigate risk.

During the 2020 financial year, the areas responsible for Internal Control conducted a full assessment of the system for internal control over financial reporting, and, to date, no material or significant weakness having any impact on the preparation of financial information have been revealed therein.

Additionally, in compliance with the SOX, the Group’s Internal Control and Internal Auditing areas annually assesses the effectiveness of the model of internal control over financial reporting on a group of risks (within the perimeter of SOX companies) that could affect the drawing up of financial statements at local and consolidated levels. This perimeter incorporates risks and controls in Finance and other specialisms that are not directly financial (technology, risks, operational processes, human resources, procurement, legal etc.). The results of this assessment are reported annually to the Audit Committee.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

F.5.2. Whether there is a discussion procedure via which the auditor (in line with the auditing technical standards), the internal audit function and other experts can inform senior management and the audit committee or the entity’s directors of significant weaknesses in the internal control encountered during the review processes for the annual financial statements or any others within their remit. Also provide information on whether there is an action plan to try to correct or mitigate the weaknesses observed.

As described in section (F.5.1) above, the Group has a procedure in place whereby the internal auditor and the heads of Internal Financial Control report to the Audit Committee any significant internal control weaknesses detected in the course of their work. Any significant or material weaknesses, if present, will likewise be reported. Similarly, there is a procedure whereby the external auditor reports to the Audit Committee the result of their work assessing the system for internal control over financial information.

Since BBVA is listed with the SEC, the BBVA Group’s external auditor annually issues its opinion on the effectiveness of the internal control over financial reporting contained in the Group’s consolidated annual financial statements on 31 December each year, under PCAOB (Public Company Accounting Oversight Board) standards, with a view to filing the financial information with the SEC on Form 20-F. The latest report issued on the financial information for the 2019 financial year is available at www.sec.gov and www.bbva.com.

All control weaknesses detected by the Internal Control, Internal Audit and External Audit areas have an action plan for resolution and are reported to the Internal Control Committees of each area, to the Corporate Assurance Committees (local or global, depending on the severity of the weaknesses) and also to the Audit Committee.

The internal control oversight carried out by the Audit Committee, described in the Regulations of the Audit Committee published on the Group website, www.bbva.com, includes the following activities:

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Analyse, prior to their submission to the Board of Directors and in enough detail to guarantee their accuracy, reliability, sufficiency and clarity, the financial statements of the Bank and of its consolidated Group contained in the annual, six-monthly and quarterly reports, as well as in all other required financial information and related non-financial information. For this purpose, the Committee will have the support it needs from the Group’s Senior Management, especially that of the area responsible for accounting functions, and from the Company and Group auditor, as well as all the necessary information made available to it with the level of aggregation deemed appropriate.

•

Review the necessary consolidation perimeter, the correct application of accounting criteria, and all the relevant changes relating to the accounting principles used and the presentation of the financial statements.

•

Monitor the effectiveness of the Company’s internal control as well as its risk management systems, in terms of the process of preparing and reporting financial information, including tax-related risks, and discuss with the auditor any significant weaknesses detected in the internal control system during the audit, without undermining its independence. For such purposes, and where appropriate, the Committee may submit recommendations or proposals to the Board of Directors, along with the deadline for their follow-up.

•

Analyse and, where appropriate, approve the annual work plan for the Internal Audit area, as well as any other occasional or specific plans to be implemented as a result of regulatory changes or as required for organisation of the Group’s business.

•

Be aware of the audited units’ degree of compliance with corrective measures previously recommended by the Internal Audit area and inform the Board of those cases that may involve a significant risk for the Group.

The external auditor and the head of Internal Audit attend all regular meetings of the Audit Committee to report on the matters dealt with within their respective remits.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

F.6 Other relevant information

F.7 External auditor report

Report on:

F.7.1. Whether the ICFR information disclosed to the markets has been submitted by the external auditor for review, in which case the entity must attach the corresponding report as an annex. Otherwise, explain the reasons why it was not.

The information related to the BBVA Group’s internal control over financial reporting described in this report is reviewed by the external auditor, which issues its opinion on the control system and on its effectiveness in relation to the accounts published at the close of each financial year.

On 28 February 2020, the BBVA Group, as a private foreign issuer in the United States, filed the Annual Report (Form 20-F) for the financial year ending on 31 December 2019, which was published on the SEC website on that same date.

In accordance with the requirements set out in Section 404 of the Sarbanes-Oxley Act of 2002 by the Securities and Exchange Commission (SEC), the aforementioned Annual Report (Form 20-F) included certification of the Group’s executive principles with regard to the establishment, maintenance and assessment of the Group’s system of internal control over financial reporting. The Form 20-F report also included the opinion of the external auditor regarding the effectiveness of the Company’s system of internal control over financial reporting at the close of the 2019 financial year.

G. DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the extent of the company’s compliance with the recommendations of the Good Governance Code of Listed Companies.

If any recommendations are not being followed or are only being followed in part, a detailed explanation of the reasons for this should be given so that shareholders, investors and the market in general have sufficient information to assess the actions of the company. General explanations will not be acceptable.

1. The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

✓COMPLIANT

2. When the listed company is controlled, pursuant to the meaning established in Article 42 of the Commercial Code, by another listed or non-listed entity, and has, directly or through its subsidiaries, business relationships with that entity or any of its subsidiaries (other than those of the listed company) or carries out activities related to the activities of any of them, this is reported publicly, with specific information about:

a) The respective areas of activity and possible business relationships between, on the one hand, the listed company or its subsidiaries and, on the other, the parent company or its subsidiaries.

b) The mechanisms established to resolve any conflicts of interest that may arise.

NOT APPLICABLE

3. During the annual general meeting the chairman of the board of directors should verbally inform shareholders in sufficient detail of the most relevant aspects of the company’s corporate governance, supplementing the written information circulated in the annual corporate governance report. In particular:

a) Changes that have occurred since the previous annual general meeting.

b) The specific reasons for the company not following a given Corporate Governance Code recommendation, and any alternative procedures followed in its stead.

✓COMPLIANT

4. The company should define and promote a policy for communication and contact with shareholders and institutional investors within the framework of their involvement in the company, as well as with proxy advisors, that complies in full with the rules on market abuse and gives equal treatment to shareholders who are in the same position. The company should make said policy public through its website, including information regarding the way in which it has been implemented and the parties involved or those responsible its implementation.

Further, without prejudice to the legal obligations of disclosure of inside information and other regulated information, the company should also have a general policy for the communication of economic-financial, non-financial and corporate information through the channels it considers appropriate (media, social media or other channels) that helps maximise the dissemination and quality of the information available to the market, investors and other stakeholders.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

✓COMPLIANT

5. The board of directors should not make a proposal to the general meeting for the delegation of powers to issue shares or convertible securities without pre-emptive subscription rights for an amount exceeding 20% of capital at the time of such delegation.

When a board of directors approves the issuance of shares or convertible securities without pre-emptive subscription rights, the company should immediately post a report on its website explaining the exclusion as envisaged in company legislation.

PARTIALLY COMPLIANT

The General Shareholders’ Meeting on 17 March 2017 delegated to the Board of Directors a power to increase share capital and issue convertible securities, along with the power to wholly or partially exclude pre-emptive subscription rights in respect of capital increases and issues of convertible securities carried out using such delegated power. The power to exclude pre-emptive subscription rights is limited, overall, to 20% of share capital as it stood at the time of the delegation, except for the issuance of contingently convertible securities, the conversion of which is intended to satisfy regulatory solvency requirements as to eligibility as capital instruments in accordance with applicable regulations, because such instruments do not dilute the interests of shareholders.

6. Listed companies drawing up the following reports on a voluntary or compulsory basis should publish them on their website well in advance of the annual general shareholders’ meeting, even if their distribution is not obligatory:

a) Report on auditor independence.

b) Reports on the operation of the audit committee and the nomination and remuneration committee.

c) Audit committee report on related-party transactions.

✓COMPLIANT

7. The company should broadcast its general shareholders’ meetings live on its website.

The company should have mechanisms that allow the delegation and exercise of votes by electronic means and even, in the case of large-cap companies and, to the extent that it is proportionate, attendance and active participation in the general shareholders’ meeting.

PARTIALLY COMPLIANT

The Company broadcasts, live on its website, its General Shareholders’ Meetings; and has mechanisms that allow for proxy voting and remote voting by its shareholders. It is also expected that, for the 2021 General Shareholders’ Meeting, mechanisms will be in place to allow remote attendance and active participation by shareholders.

8. The audit committee should strive to ensure that the financial statements that the board of directors presents to the general shareholders’ meeting are drawn up in accordance to accounting legislation. And in those cases where the auditors includes any qualification in its report, the chairman of the audit committee should give a clear explanation at the general meeting of their opinion regarding the scope and content, making a summary of that opinion available to the shareholders at the time of the publication of the notice of the meeting, along with the rest of proposals and reports of the board.

✓COMPLIANT

9. The company should disclose its conditions and procedures for admitting share ownership, the right to attend the general shareholders’ meeting and the exercise or delegation of voting rights, and display them permanently on its website.

Such conditions and procedures should encourage shareholders to attend and exercise their rights and be applied in a non-discriminatory manner.

✓COMPLIANT

10. When an accredited shareholder exercises the right to supplement the agenda or submit new proposals prior to the general shareholders’ meeting, the company should:

a) Immediately circulate the supplementary items and new proposals.

b) Disclose the model of attendance card or proxy appointment or remote voting form duly modified so that new agenda items and alternative proposals can be voted on in the same terms as those submitted by the board of directors.

c) Put all these items or alternative proposals to the vote applying the same voting rules as for those submitted by the board of directors, with particular regard to presumptions or deductions about the direction of votes.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

d) After the general shareholders’ meeting, disclose the breakdown of votes on such supplementary items or alternative proposals.

NOT APPLICABLE

11. In the event that a company plans to pay for attendance at the general shareholders’ meeting, it should first establish a general, long-term policy in this respect.

NOT APPLICABLE

12. The board of directors should perform its duties with unity of purpose and independent judgement, according the same treatment to all shareholders in the same position. It should be guided at all times by the company’s best interest, understood as the creation of a profitable business that promotes its sustainable success over time, while maximising its economic value.

In pursuing the corporate interest, it should not only abide by laws and regulations and conduct itself according to principles of good faith, ethics and respect for commonly accepted customs and good practices, but also strive to reconcile its own interests with the legitimate interests of its employees, suppliers, clients and other stakeholders, as well as with the impact of its activities on the broader community and the natural environment.

✓COMPLIANT

13. The board of directors should have an optimal size to promote its efficient functioning and maximise participation. The recommended range is accordingly between five and fifteen members.

✓COMPLIANT

14. The board of directors should approve a policy aimed at promoting an appropriate composition of the board of directors and that:

a) Is concrete and verifiable;

b) Ensures that appointment or re-election proposals are based on a prior analysis of the competences required by the board; and

c) Favours s diversity of knowledge, experience, age and gender. Therefore, measures that encourage the company to have a significant number of female senior managers are considered to favour gender diversity.

The results of the prior analysis of competences required by the board should be written up in the nomination committee’s explanatory report, to be published when the general shareholders’ meeting is convened that will ratify the appointment and re-election of each director.

The appointments committee should run an annual check on compliance with the policy and set out its findings in the annual corporate governance report.

✓COMPLIANT

15. Proprietary and independent directors should constitute an ample majority on the board of directors, while the number of executive directors should be the minimum practical bearing in mind the complexity of the corporate group and the ownership interests they control.

Further, the number of female directors should account for at least 40% of the members of the board of directors before the end of 2022 and thereafter, and not less than 30% previous to that.

✓COMPLIANT

16. The percentage of proprietary directors out of all non-executive directors should be no greater than the proportion between the ownership stake of the shareholders they represent and the remainder of the company’s capital.

This criterion can be relaxed:

a) In large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings.

b) In companies with a plurality of shareholders represented on the board of directors but not otherwise related.

✓COMPLIANT

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

17. Independent directors should be at least half of all board members.

However, when the company is not highly capitalised or is highly capitalised but has one or more shareholders acting in concert and controlling more than 30% of the share capital, the minimum number of independent directors should be at least one third of the total.

✓COMPLIANT

18. Companies should disclose the following director particulars on their websites and keep them regularly updated:

a) Background and professional experience.

b) Directorships held in other companies, listed or otherwise, and other paid activities they engage in, of whatever nature.

c) Statement of the director class to which they belong, in the case of proprietary directors indicating the shareholder they represent or have links with.

d) Date of their first appointment as a board member and subsequent re-appointments.

e) Shares held in the company, and any options on the same.

✓COMPLIANT

19. Following verification by the nomination committee, the annual corporate governance report should disclose the reasons for the appointment of proprietary directors at the urging of shareholders controlling less than 3% of capital; and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary directorship.

NOT APPLICABLE

20. Proprietary directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary directors, the latter number should be reduced accordingly.

NOT APPLICABLE

21. The board of directors should not propose the removal of independent directors before the expiry of their tenure as mandated by the bylaws, except where they find just cause, based on a proposal from the nomination committee. In particular, just cause will be presumed when directors take up new posts or responsibilities that prevent them allocating sufficient time to the work of a board member, or are in breach of their fiduciary duties or come under one of the disqualifying grounds for classification as independent enumerated in the applicable legislation.

The removal of independent directors may also be proposed when a takeover bid, merger or similar corporate transaction alters the company’s capital structure, provided the changes in board membership ensue from the proportionality criterion set out in recommendation 16.

✓COMPLIANT

22. Companies should establish rules obliging directors to disclose any circumstance that might harm the organisation’s name or reputation, related or not to their actions within the company, and tendering their resignation as the case may be, and, in particular, to inform the board of any criminal charges brought against them and the progress of any subsequent trial.

When the board is informed or becomes aware of any of the situations mentioned in the previous paragraph, the board of directors should examine the case as soon as possible and, attending to the particular circumstances, decide, based on a report from the nomination and remuneration committee, whether or not to adopt any measures such as opening of an internal investigation, calling on the director to resign or proposing his or her dismissal. The board should give a reasoned account of all such determinations in the annual corporate governance report, unless there are special circumstances that justify otherwise, which must be recorded in the minutes. This is without prejudice to the information that the company must disclose, if appropriate, at the time it adopts the corresponding measures.

✓COMPLIANT

23. Directors should express their clear opposition when they feel a proposal submitted for the board’s approval might damage the corporate interest. In particular, independents and other directors not subject to potential conflicts of interest should strenuously challenge any decision that could harm the interests of shareholders lacking board representation.

When the board makes material or reiterated decisions about which a director has expressed serious reservations, then he or she must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next recommendation.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The terms of this recommendation also apply to the secretary of the board, even if he or she is not a director.

✓COMPLIANT

24. Directors who give up their position before their tenure expires, through resignation or resolution of the general meeting, should state the reasons for this decision, or in the case of non-executive directors, their opinion of the reasons for the general meeting resolution, in a letter to be sent to all members of the board.

This should all be reported in the annual corporate governance report, and if it is relevant for investors, the company should publish an announcement of the departure as rapidly as possible, with sufficient reference to the reasons or circumstances provided by the director.

✓COMPLIANT

25. The nomination committee should ensure that non-executive directors have sufficient time available to fulfil their responsibilities effectively.

The board of directors’ regulations should lay down the maximum number of company boards on which directors can serve.

✓COMPLIANT

26. The board should meet with the necessary frequency to properly perform its functions, eight times a year at least, in accordance with a calendar and agendas set at the start of the year, to which each director may propose the addition of initially unscheduled items.

✓COMPLIANT

27. Director absences should be kept to a strict minimum and quantified in the annual corporate governance report. In the event of absence, directors should delegate their powers of representation with the appropriate instructions.

✓COMPLIANT

28. When directors or the secretary express concerns about some proposal or, in the case of directors, about the company’s performance, and such concerns are not resolved at the meeting, they should be recorded in the minute book if the person expressing them so requests.

✓COMPLIANT

29. The company should provide suitable channels for directors to obtain the advice they need to carry out their duties, extending if necessary to external assistance at the company’s expense.

✓COMPLIANT

30. Regardless of the knowledge directors must possess to carry out their duties, they should also be offered refresher programmes when circumstances so advise.

✓COMPLIANT

31. The agendas of board meetings should clearly indicate on which points directors must arrive at a decision, so they can study the matter beforehand or gather together the material they need.

For reasons of urgency, the chairman may wish to present decisions or resolutions for board approval that were not on the meeting agenda. In such exceptional circumstances, their inclusion will require the express prior consent, duly minuted, of the majority of directors present.

✓COMPLIANT

32. Directors should be regularly informed of movements in share ownership and of the views of major shareholders, investors and rating agencies on the company and its group.

✓COMPLIANT

33. The chairman, as the person charged with the efficient functioning of the board of directors, in addition to the functions assigned by law and the company’s bylaws, should prepare and submit to the board a schedule of meeting dates and agendas; organise and coordinate regular evaluations of the board and, where appropriate, the company’s chief executive officer; exercise leadership of the board and be accountable for its proper functioning; ensure that sufficient time is given to the discussion of strategic issues, and approve and review refresher courses for each director, when circumstances so advise.

✓COMPLIANT

34. When a lead independent director has been appointed, the bylaws or board of directors regulations should grant him or her the following powers over and above those conferred by law: chair the board of directors in the absence of the chairman or vice chairmen give voice to the concerns of non-executive directors; maintain contacts with investors and shareholders to hear their views and develop a balanced understanding of their concerns, especially those to do with the company’s corporate governance; and coordinate the chairman’s succession plan.

✓COMPLIANT

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

35. The board secretary should strive to ensure that the board’s actions and decisions are informed by the governance recommendations of the Good Governance Code of relevance to the company.

✓COMPLIANT

36. The board in full should conduct an annual evaluation, adopting, where necessary, an action plan to correct weakness detected in:

a) The quality and efficiency of the board’s operation.

b) The performance and membership of its committees.

c) The diversity of board membership and competences.

d) The performance of the chairman of the board of directors and the company’s chief executive.

e) The performance and contribution of individual directors, with particular attention to the chairmen of board committees.

The evaluation of board committees should start from the reports they send the board of directors, while that of the board itself should start from the report of the nomination committee.

Every three years, the board of directors should engage an external facilitator to aid in the evaluation process.

Any business dealings that the facilitator or members of its corporate group maintain with the company or members of its corporate group should be detailed in the annual corporate governance report.

The process followed and areas evaluated should be detailed in the annual corporate governance report.

✓COMPLIANT

37. When there is an executive committee, there should be at least two nonexecutive members, at least one of whom should be independent; and its secretary should be the secretary of the board of directors.

✓COMPLIANT

38. The board should be kept fully informed of the business transacted and decisions made by the executive committee. To this end, all board members should receive a copy of the committee’s minutes.

✓COMPLIANT

39. All members of the audit committee, particularly its chairman, should be appointed with regard to their knowledge and experience in accounting, auditing and risk management matters, both financial and non-financial.

✓COMPLIANT

40. Listed companies should have a unit in charge of the internal audit function, under the supervision of the audit committee, to monitor the effectiveness of internal reporting and control systems. This unit should report functionally to the board’s non-executive chairman or the chairman of the audit committee.

✓COMPLIANT

41. The head of the unit handling the internal audit function should present an annual work programme to the audit committee, for approval by this committee or the board, inform it directly of any incidents or scope limitations arising during its implementation, the results and monitoring of its recommendations, and submit an activities report at the end of each year.

✓COMPLIANT

42. The audit committee should have the following functions over and above those legally assigned:

1. With respect to internal control and reporting systems:

a) Monitor and evaluate the preparation process and the integrity of the financial and non-financial information, as well as the control and management systems for financial and non-financial risks related to the company and, where appropriate, to the group – including operating, technological, legal, social, environmental, political and reputational risks or those related to corruption – reviewing compliance with regulatory requirements, the accurate demarcation of the consolidation perimeter, and the correct application of accounting principles.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

b) Monitor the independence of the unit handling the internal audit function; propose the selection, appointment and removal of the head of the internal audit service; propose the service’s budget; approve or make a proposal for approval to the board of the priorities and annual work programme of the internal audit unit, ensuring that it focuses primarily on the main risks the company is exposed to (including reputational risk); receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

c) Establish and supervise a mechanism that allows employees and other persons related to the company, such as directors, shareholders, suppliers, contractors or subcontractors, to report irregularities of potential significance, including financial and accounting irregularities, or those of any other nature, related to the company, that they notice within the company or its group. This mechanism must guarantee confidentiality and enable communications to be made anonymously, respecting the rights of both the complainant and the accused party.

d) In general, ensure that the internal control policies and systems established are applied effectively in practice.

2. With regard to the external auditor:

a) Investigate the issues giving rise to the resignation of the external auditor, should this come about.

b) Ensure that the remuneration of the external auditor does not compromise its quality or independence.

c) Ensure that the company notifies any change of external auditor to the CNMV as a material event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.

d) Ensure that the external auditor has a yearly meeting with the board in full to inform it of the work undertaken and developments in the company’s risk and accounting positions.

e) Ensure that the company and the external auditor adhere to current regulations on the provision of non-audit services, limits on the concentration of the auditor’s business and other requirements concerning auditor independence.

PARTIALLY COMPLIANT

Certain functions contained in this recommendation, in particular in paragraph 1(a), on the monitoring of risk control and management systems; paragraph 1(c), on the monitoring of a mechanism for the reporting of irregularities of particular importance; and paragraph 1(d), on the monitoring of the implementation of internal control policies and systems, are assigned, in accordance with the provisions of the Regulations of the Board of Directors, to the Risk and Compliance Committee, composed exclusively of non-executive directors, most of them being independent directors, as well as its Chairman.

Within the framework of BBVA’s Corporate Governance System, this Committee assists the Board in determining and monitoring the policy for control and management of all risks (financial and non-financial) of the Group, with the exception of the functions that correspond to internal financial control, that are the responsibility of the Audit Committee; those of technological risk, which correspond to the Technology and Cybersecurity Committee; and those of business and reputational risk, which correspond to the Executive Committee. It also carries out monitoring of the information and internal control systems, the Regulation & Internal Control function (which includes, among other units, the Compliance Unit) and implementation within the Group of risk and compliance culture.

Notwithstanding the foregoing, the Audit Committee may, where appropriate, receive information on the above, within the framework of its responsibilities and under the inter-committee coordination mechanism provided for in the Regulations of the Board, for the best exercise of its functions.

43. The audit committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.

✓COMPLIANT

44. The audit committee should be informed of any fundamental changes or corporate transactions the company is planning, so the committee can analyse the operation and report to the board beforehand on its economic conditions and accounting impact and, when applicable, the exchange ratio proposed.

✓COMPLIANT

45. Risk control and management policy should identify at least:

a) The different types of financial and non-financial risk the company is exposed to (including operational, technological, financial, legal, social, environmental, political and reputational risks, and risks relating to corruption), with the inclusion under financial or economic risks of contingent liabilities and other off-balance-sheet risks.

b) A risk control and management model based on different levels, of which a specialised risk committee will form part when sector regulations provide or the company deems it appropriate.

c) The level of risk that the company considers acceptable.

d) The measures in place to mitigate the impact of identified risk events should they occur.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

e) The internal control and reporting systems to be used to control and manage the above risks, including contingent liabilities and off-balance sheet risks.

✓COMPLIANT

46. Companies should establish a risk control and management function in the charge of one of the company’s internal department or units and under the direct supervision of the audit committee or some other dedicated board committee. This function should be expressly charged with the following responsibilities:

a) Ensure that risk control and management systems are functioning correctly and, specifically, that major risks the company is exposed to are correctly identified, managed and quantified.

b) Participate actively in the preparation of risk strategies and in key decisions about their management.

c) Ensure that risk control and management systems are mitigating risks effectively in the frame of the policy drawn up by the board of directors.

✓COMPLIANT

47. Appointees to the nomination and remuneration committee – or of the nomination committee and remuneration committee, if separately constituted – should have the right balance of knowledge, skills and experience for the functions they are called on to discharge. The majority of their members should be independent directors.

✓COMPLIANT

48. Large cap companies should operate separately constituted nomination and remuneration committees.

✓COMPLIANT

49. The nomination committee should consult with the company’s chairman and chief executive, especially on matters relating to executive directors.

When there are vacancies on the board, any director may approach the nomination committee to propose candidates that it might consider suitable.

✓COMPLIANT

50. The remuneration committee should operate independently and have the following functions in addition to those assigned by law:

a) Propose to the board the standard conditions of senior management contracts.

b) Monitor compliance with the remuneration policy established by the company.

c) Periodically review the remuneration policy for directors and senior officers, including share-based remuneration systems and their application, and ensure that their individual compensation is proportionate to the amounts paid to other directors and senior officers in the company.

d) Ensure that conflicts of interest do not undermine the independence of any external advice the committee engages.

e) Verify the information on director and senior officers’ pay contained in corporate documents, including the annual directors’ remuneration statement.

✓COMPLIANT

51. The remuneration committee should consult with the company’s chairman and chief executive, especially on matters relating to executive directors and senior officers.

✓COMPLIANT

52. The rules of performance and membership of supervision and control committees should be set out in the board of directors’ regulations and aligned with those governing legally mandatory board committees as specified in the preceding sets of recommendations. They should include:

a) Committees should be formed exclusively by non-executive directors, with a majority of independents.

b) They should be chaired by independent directors.

c) The board should the members of such committees with regard to the knowledge, skills and experience of its directors and each committee’s terms of reference; discuss their proposals and reports; and provide report-backs on their activities and work at the first board plenary following each committee meeting.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

d) They may engage external advice, when they feel it necessary for the discharge of their functions.

e) Meeting proceedings should be minuted and a copy made available to all board members.

✓COMPLIANT

53. The task of supervising compliance with the policies and rules of the company in the environmental, social and corporate governance areas, and internal rules of conduct, should be assigned to one board committee or split between several, which could be the audit committee, the nomination committee, a committee specialised in sustainability or corporate social responsibility, or a dedicated committee established by the board under its powers of selforganisation. Such a committee should be made up solely of non-executive directors, the majority being independent and specifically assigned the following minimum functions.

PARTIALLY COMPLIANT

The responsibility of supervising compliance with the Bank’s policies and rules in the area of environmental, social and corporate governance, as well as internal codes of conduct, and other matters referred to in Recommendation 54, is shared between several Board Committees: namely, the Appointments and Corporate Governance Committee, the Audit Committee and the Risk and Compliance Committee, composed exclusively of non-executive directors; and also the Executive Committee.

In particular, regarding environmental and social matters, the Executive Committee and the Risk and Compliance Committee play a more active role in assisting the Board on such matters, each within the limits of their powers.

The Executive Committee, which is comprised of a majority non-executive directors, is established to support the Board in the area of strategy and finance and oversees, on a recurrent basis, the integration of sustainability into the Group’s business processes and activity, in line with the strategic priorities set out by the Bank. This Committee also oversees the implementation of the Bank’s Sustainability Policy, approved by the Board, as well as the implementation of the Corporate Social Responsibility Policy, also approved by the Board.

In turn, the Risk and Compliance Committee, composed of a large majority of independent directors and without the presence of executive directors, monitors and supervises the integration of sustainability into the Group’s risk analysis and management, from the perspectives of both risk planning and risk management. This Committee’s functions also include to examine draft codes of ethics and conduct and their respective modifications, and matters related to money laundering, conduct on the securities markets, data protection and the scope of Group activities with respect to competition.

Finally, the Appointments and Corporate Governance Committee, composed of a majority of independent directors, is responsible for regularly reviewing and assessing BBVA’s corporate governance system; and the Audit Committee, composed exclusively of independent directors, is responsible for overseeing the process of preparing and reporting financial and related non-financial information.

54. The minimum functions referred to in the above recommendation are as follows:

a) Monitor compliance with the company’s internal codes of conduct and corporate governance rules, and ensure that the corporate culture is aligned with its purpose and values.

b) Monitor the implementation of the general policy regarding the disclosure of economic-financial, non-financial and corporate information, as well as communication with shareholders and investors, proxy advisors and other stakeholders. Similarly, the way in which the entity communicates and relates with small and medium-sized shareholders should be monitored.

c) Periodically evaluate the effectiveness of the company’s corporate governance system and environmental and social policy, to confirm that it is fulfilling its mission to promote the corporate interest and catering, as appropriate, to the legitimate interests of remaining stakeholders.

d) Ensure the company’s environmental and social practices are in accordance with the established strategy and policy.

e) Monitor and evaluate the company’s interaction with its stakeholder groups.

✓COMPLIANT

55. Environmental and social sustainability policies should identify and include at least:

a) The principles, commitments, objectives and strategy regarding shareholders, employees, clients, suppliers, social welfare issues, the environment, diversity, fiscal responsibility, respect for human rights and the prevention of corruption and other illegal conducts.

b) The methods or systems for monitoring compliance with policies, associated risks and their management.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

c) The mechanisms for supervising non-financial risk, including that related to ethical aspects and business conduct.

d) Channels for stakeholder communication, participation and dialogue.

e) Responsible communication practices that prevent the manipulation of information and protect the company’s honour and integrity.

✓COMPLIANT

56. Director remuneration should be sufficient to attract individuals with the desired profile and compensate the commitment, abilities and responsibility that the post demands, but not so high as to compromise the independent judgement of non-executive directors.

✓COMPLIANT

57. Variable remuneration linked to the company and the director’s performance, the award of shares, options or any other right to acquire shares or to be remunerated on the basis of share price movements, and membership of long-term savings schemes such as pension plans, retirement schemes and other savings schemes, should be confined to executive directors.

The company may consider the share-based remuneration of non-executive directors provided they retain such shares until the end of their mandate. This condition, however, will not apply to shares that the director must dispose of to defray costs related to their acquisition.

✓COMPLIANT

58. In the case of variable awards, remuneration policies should include limits and technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, or circumstances of that kind.

And, in particular, variable remuneration items should meet the following conditions:

a) Be subject to predetermined and measurable performance criteria that factor the risk assumed to obtain a given outcome.

b) Promote the long-term sustainability of the company and include nonfinancial criteria that are relevant for the company’s long-term value creation, such as compliance with its internal rules and procedures and its risk control and management policies.

c) Be focused on achieving a balance between the delivery of short, medium and long-term objectives, such that performance-related pay rewards ongoing achievement, maintained over sufficient time to appreciate its contribution to long-term value creation. This will ensure that performance measurement is not based solely on one-off, occasional or extraordinary events.

✓COMPLIANT

59. The payment of the variable components of remuneration is subject to sufficient verification that previously established performance, or other, conditions have been effectively met. Entities should include in their annual directors’ remuneration report the criteria relating to the time required and methods for such verification, depending on the nature and characteristics of each variable component.

Additionally, entities should consider establishing a reduction clause (‘malus’) based on deferral for a sufficient period of the payment of part of the variable components that implies total or partial loss of this remuneration in the event that prior to the time of payment an event occurs that makes this advisable.

✓COMPLIANT

60. Remuneration linked to company earnings should bear in mind any qualifications stated in the external auditor’s report that reduce their amount.

✓COMPLIANT

61. A major part of executive directors’ variable remuneration should be linked to the award of shares or financial instruments whose value is linked to the share price.

✓COMPLIANT

62. Following the award of shares, options or financial instruments corresponding to the remuneration schemes, executive directors should not be able to transfer their ownership or exercise them until a period of at least three years has elapsed.

Except for the case in which the director maintains, at the time of the transfer or exercise, a net economic exposure to the variation in the price of the shares for a market value equivalent to an amount of at least twice his or her fixed annual remuneration through the ownership of shares, options or other financial instruments.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The foregoing shall not apply to the shares that the director needs to dispose of to meet the costs related to their acquisition or, upon favourable assessment of the nomination and remuneration committee to address an extraordinary situation.

✓COMPLIANT

63. Contractual arrangements should include provisions that permit the company to reclaim variable components of remuneration when payment was out of step with the director’s actual performance or based on data subsequently found to be misstated.

✓COMPLIANT

64. Termination payments should not exceed a fixed amount equivalent to two years of the director’s total annual remuneration and should not be paid until the company confirms that he or she has met the predetermined performance criteria.

For the purposes of this recommendation, payments for contractual termination include any payments whose accrual or payment obligation arises as a consequence of or on the occasion of the termination of the contractual relationship that linked the director with the company, including previously unconsolidated amounts for long-term savings schemes and the amounts paid under post-contractual non-compete agreements.

✓COMPLIANT

H. OTHER POINTS OF INTEREST

1. If there is any other aspect relevant to the corporate governance in the company or in the group entities that has not been addressed in the rest of the sections of this report, but is necessary to include to provide more comprehensive and well-grounded information on the corporate governance structure and practices in the Bank or its group, give a brief description of them.

2. This section may also include any other information, clarification or detail related to previous sections of the report if it is relevant and not reiterative.

In particular, indicate whether the company is subject to corporate governance legislation from a country other than Spain and, if so, include the mandatory information to be provided, if different from that required by this report.

3. The company may also indicate if it has voluntarily signed up to other international, industry-wide or any other codes of ethical principles or best practices. Where applicable, identify the code in question and the date of signing. In particular, indicate whether it has signed up to the Code of Good Tax Practices of 20 July 2010.

The data in this report refers to the financial year ending 31 December 2020, except in those cases when another reference date is specifically stated.

Further to Section A.3, BBVA has a fixed remuneration system with deferred share delivery for its non-executive directors, as approved by the General Meeting. This consists of the annual allocation to each non-executive director of a number of BBVA “theoretical shares” equivalent to 20% of the total cash compensation received by each non-executive director in the previous year. This will be delivered as appropriate, after their termination as a director for any reason other than serious dereliction of duties. Details on the annual allocation made by the Board and the accumulated theoretical shares can be found in Notes 54 and 49 on “Remuneration and other benefits to the Board of Directors and to members of the Bank’s Senior Management” within the notes to the annual financial statements corresponding to BBVA’s Consolidated and Individual Annual Accounts for the 2020 financial year, respectively, as well as in BBVA’s Annual Report on the Remuneration of Directors.

The remuneration system for executive directors includes, among other elements, an annual variable remuneration whose settlement and payment system includes a share portion and deferral periods. The details of the shares that correspond to each executive director as part of this remuneration are also set out in Notes 54 and 49 on “Remuneration and other benefits to the Board of Directors and to members of the Bank’s Senior Management” of the notes to the annual financial statements for the BBVA Consolidated and Individual Annual Accounts the 2020 financial year, respectively, and in BBVA’s Annual Report on the Remuneration of Directors.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Further to Section A.9, relating to income from treasury-share trading, Rule 21 of Circular 4/2017 and IAS 32, Paragraph 33, expressly prohibit the recognition, in the income statement, of gains or losses made through transactions carried out with own capital instruments, including their issuance and redemption. Said profits and losses are directly booked against the company’s net equity. In the table of significant variations, the date of entry of CNMV Model IV into the registries of that body. This model is related to communications with treasury shares and contains the reason for such communication.

For the purpose of clarifying the information contained in Section C.1.2, it is indicated that Jaime Félix Caruana Lacorte accepted his appointment on 4 June 2018; Ana Cristina Peralta Moreno accepted her appointment on 8 May 2018; Ana Leonor Revenga Shanklin and Carlos Vicente Salazar Lomelín accepted their appointments on 1 April 2020, with the date of appointment by the corresponding General Meeting set out in Section C.1.2.

Further to section C.1.7, the Committee observed that independent directors contribute to the suitable composition of both the Board of Directors and its committees and, in particular, those that assist the Board in its supervision and control functions. These Committees must have a significant number of independent directors, from among which the chairs of these committees must also be appointed.

Finally, the current composition of the Board complies with the provisions of the applicable legislation, the Regulations of the corporate bodies and the objectives of the Selection Policy in this regard. In addition to the foregoing paragraphs, it is worth noting that:

i.	there is adequate balance between the different types of director;

ii.	non-executive directors comprise 86.67% of the total directors (thus meeting the objective of there being a majority of non-executive directors);

iii.	independent directors make up two thirds of the Board (thus meeting the objective of having at least 50% independent directors); and

iv.	women currently represent one third of directors (thus meeting the specific target for 2020 of having at least 30% female directors).

In light of the above, it is the view of the Committee that the Board of Directors as a whole has an adequate and diverse composition, with extensive knowledge of the environment, strategy, activities, business and risks of the Bank and its Group, and which is balanced and suited to current needs, thus helping the corporate bodies to perform their functions in the Bank’s best corporate interest.

Further to Section C.1.9, the various Board Committees with oversight and control functions also have certain functions delegated by the Board of Directors, which are set forth in their corresponding regulations and are available on the Bank’s website.

Further to the information included in section C.1.13:

The amount included in the item “Remuneration of the Board of Directors accrued during the financial year” corresponds, based on the instructions of this Report, with the amount declared as total remuneration accrued according to Table C) “Summary of remunerations” of section 3.4 (Statistical appendix) of BBVA’s Annual Report on the Remuneration of Directors, which includes: the fixed and in-kind remuneration of the executive and non-executive directors received during the 2020 financial year; the payment of the deferred portion of the Annual Variable Remuneration for the 2017 financial year, in cash and monetised shares, together with its corresponding update, payable in 2021 if the corresponding conditions are met; as well as the remuneration paid as a result of the non-compete agreement to the former executive director Head of Global Economics & Public Affairs, who ceased as director on 13 March 2020, and the consolidated amounts of rights to savings system corresponding to this director. The consolidated amount of rights to savings system indicated in the Annual Report of Remunerations for Directors corresponds to the total of the accumulated funds to meet the retirement commitments made by the Bank to the former executive director Head of Global Economics & Public Affairs, which, in accordance to BBVA Directors’ Remuneration Policy and the conditions established in his contract, he will be entitled to receive, paid as a lump sum or in instalments, when he reaches the legally established retirement age, without the Bank having to make any additional contributions since the termination.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The amount included in the item “Remuneration of the Board of Directors accrued during the financial year” does not include the initial portion of the Annual Variable Remuneration of the executive directors for the 2020 financial year since it has not accrued due to the executive directors waiving its generation in light of the exceptional circumstances arising from the COVID-19 crisis.

These concepts are detailed, individually for each director, in Notes 54 and 49 of the notes to the annual financial statements corresponding to BBVA’s Annual Consolidated and Individual Accounts for the 2020 financial year, respectively.

For the purposes of calculating the cash value of the shares corresponding to the Deferred Portion of the 2017 Annual Variable Remuneration, to be paid in 2021, and bearing in mind that these shares had not yet been delivered to their beneficiaries as of the date of this report, the average closing price of BBVA’s share price for the stock exchanges between 15 December 2020 and 15 January 2021 inclusive has been taken as a reference. This price stood at EUR 4.12 per share. The price used to initially determine the number of shares of the deferred part of the 2017 Annual Variable Remuneration in accordance with the policy applicable in that financial year was the average closing price of BBVA’s share for trading sessions between 15 December 2017 and 15 January 2018, which was EUR 7.254 per share.

With regard to the “Amount of entitlements accrued by current directors in regard to pensions” indicated in section C.1.13 of this Report, during the 2020 financial year, the Bank made pension commitments to the Chairman to cover the contingencies of retirement, disability and death in accordance with the provisions of the Bylaws, the BBVA Directors’ Remuneration Policy and his contract entered into with the Bank. For the Chief Executive Officer, the Bank has no pension commitments, although it does have commitments to cover the contingencies for disability and death, in accordance with the BBVA Directors’ Remuneration Policy and the contract entered into with the Bank.

The main characteristics of the pension system of the Chairman to cover the retirement contingency are detailed in the BBVA Directors’ Remuneration Policy, and include, inter alia, the following: it is a defined contribution system; no provision for receiving the retirement pension in advance; and 15% of the agreed contribution is considered “discretionary pension benefits”, in accordance with the requirements of the applicable regulations. They are also included in Notes 54 and 49 of the Annual Report corresponding to the annual financial statements for BBVA’s Consolidated and Individual Annual Financial Statements for the 2020 financial year, respectively, which include the amounts of the entitlements accrued by the Chairman as at 31 December 2020.

The balance of the item “Provisions — Funds for pensions and similar obligations” on the Group’s consolidated balance sheet at 31 December 2020 includes EUR 73 million as post-employment provision commitments maintained with former members of the Board of Directors.

Further to the information included in section C.1.14:

The item “Total remuneration of Senior Management” includes the remuneration of the members of Senior Management (15 members as at 31 December 2020, excluding the executive directors), which includes: the annual and in-kind fixed remuneration received during the 2020 financial year; the payment of the Deferred Portion of the Annual Variable Remuneration for the 2017 financial year, in cash and monetised shares, together with its corresponding update, payable in 2021, if the corresponding conditions are met. The monetised shares stood at the same value as that indicated in the case of the executive directors (i.e. EUR 4.12 per share; see Section C.1.13). As in the case of the executive directors, this item does not include the Annual Variable Remuneration for the 2020 financial year as it has not been accrued since the members of the Senior Management waived its generation in light of the exceptional circumstances arising from the COVID-19 crisis.

The main characteristics of the pension systems for this group are, inter alia, the following: defined contributions; no provision for receiving the retirement pension in advance; and 15% of the agreed contributions are considered “discretionary pension benefits”, in accordance with the requirements of the applicable regulations.

The above concepts are detailed in Notes 54 and 49 of the annual financial statements corresponding to BBVA’s Consolidated and Individual Annual Financial Statements for the 2020 financial year, respectively.

The balance of the item “Provisions — Funds for pensions and similar obligations” on the Group’s consolidated balance sheet at 31 December 2020 includes EUR 282 million as post-employment provision commitments maintained with former members of the Bank’s Senior Management.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In addition, it is indicated that, on 22 December 2020, José Luis Elechiguerra was appointed Head of Engineering & Organization; as at the date of this report, his position as Senior Manager of Banco Bilbao Vizcaya Argentaria, S.A. was pending registration in the Bank of Spain’s Register of Senior Officers, in accordance with the applicable regulations.

Further to Section C.1.17, set out below is the assessment carried out by the Board of Directors of its committees’ operation, based on reports submitted by their respective Chairs:

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The various committees have regularly reported to the Board of Directors on the activities carried out and the resolutions adopted by each of the committees, as part of their functions. This has ensured that all directors have a full understanding of the work being undertaken by the various Board committees, and has reinforced coordination among the corporate bodies.

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In addition to the above, at its meeting held on 25 November 2020, the Board received the report by the Chairman on the Technology and Cybersecurity Committee’s activity for the 2020 financial year in the various areas within its remit, such as the technology and cybersecurity strategy, the plans, policies and management of cybersecurity, or the monitoring and control of technological risks, among other matters.

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At its meeting held on 22 December 2020, the Board received the report by the Chairman of the Risk and Compliance Committee on its activities throughout the 2020 financial year. The report detailed the tasks executed by the Committee in its ongoing monitoring and oversight of the risks faced by the Group and the extent to which consistency is maintained with certain strategies and policies, as well as the monitoring of regulation & internal control and compliance.

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At its meeting held on 28 January 2021, the Board of Directors received the Chairman’s report on the activity carried out by the Executive Committee during the 2020 financial year. The report detailed, among other activities, the Committee’s work in support of the Board of Directors in decision-making in the areas of strategy and finance, development or implementation of decisions taken by the Board in the areas of strategy, budgets and finance, supervision and monitoring of activity and results, strategic-forward information, as well as selected projects, transactions and Group policies.

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At its meeting of 28 January 2021, the Board received the report by the Chair of the Audit Committee on the activities of the Committee during the 2020 financial year. This included its role of overseeing the preparation of financial statements and the application of accounting criteria, the sufficient, adequate and effective operation of internal control systems in the preparation of financial data, and the planning, progression and depth of external auditor tasks.

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At its meeting held on 28 January 2021, the Committee received the report by the Chair of the Appointments and Corporate Governance Committee on the activities undertaken by the Committee throughout the 2020 financial year in terms of its assigned functions, including its tasks relating to the appointment and re-appointment of directors, assessment of the Board of Directors, the Chairman of the Board and Chief Executive Officer, the review of Policies within its remit, and the monitoring of developments in the Corporate Governance System, among others.

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Lastly, at its meeting held on 28 January 2021, the Board received the report by the Chair of the Remunerations Committee on the activities undertaken by this Committee throughout the 2020 financial year, reporting on, among other matters, the tasks performed by the Committee relating to the preparation and implementation of the proposed resolutions submitted to the Board regarding remuneration matters, particularly those relating to the remuneration of directors, Senior Management, Identified Staff and the BBVA Group.

All of which has been taken into consideration by the Board of Directors during the assessment process carried out in respect of the 2020 financial year described in the preceding paragraphs.

With regard to Section C.1.27, as BBVA shares are listed on the New York Stock Exchange, it is subject to the supervision of the Securities and Exchange Commission (SEC) and, thus, to compliance with the Sarbanes Oxley Act and its implementing regulations, and for this reason each year the Group Executive Chairman, the Chief Executive Officer and the executive tasked with preparing the Accounts sign and submit the certifications described in sections 302 and 906 of this Act, related to the content of the Annual Financial Statements. These certificates are contained in the annual registration statement (Form 20-F) which the Company files with this authority for the official record.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Further to Section C.2.1, the following is a brief indication of what the regulations establish with regard to the composition and functions of each of the remaining Board Committees:

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Executive Committee: Article 30 of the Regulations of the Board and the Regulations of the Executive Committee establishes that the Board of Directors may, in accordance with the Bylaws and with the favourable vote of two-thirds of its members, appoint an Executive Committee, composed of a minimum of four directors appointed by the Board of Directors, ensuring that there is a majority of non-executive directors over executive directors. The Chairman of the Board of Directors will be an ex-officio member of the Committee. The Secretary of the Board of Directors will hold the same position on the Committee. If absent, the Secretary will be replaced by the Deputy Secretary or the person appointed by the attendees of the relevant meeting.

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Audit Committee: The Regulations of the Audit Committee establish that it shall consist of a minimum of four directors, all of them independent directors. Committee members will be appointed by the Board of Directors, seeking to ensure that they possess the necessary dedication, skills and experience to carry out their roles. In any event, at least one member will be appointed taking into account their knowledge and experience in accounting, auditing or both. As a whole, the Committee members will possess relevant technical expertise in the financial sector. The Board will, from amongst its members, appoint the Chair of this Committee, who must be replaced every four years and may be re-appointed one year after the end of their term of office. When the Chair cannot be present, meetings will be chaired by the longest-serving independent director on the Committee, and, where multiple directors have equal length of service, by the eldest. The Secretary of the Board of Directors or, on behalf thereof, the Deputy Secretary of the Board of Directors, will act as Secretary for the Committee.

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Appointments and Corporate Governance Committee: The Regulations of the Appointments and Corporate Governance Committee establish that it shall consist of a minimum of three directors, all of them non-executive and most of them independent, as well as its Chairman. Committee members will be appointed by the Board of Directors, seeking to ensure that they possess the necessary dedication, skills and experience to carry out their roles. The Board of Directors will appoint the Chair of the Committee from amongst its independent members. When the Chair cannot be present, meetings will be chaired by the longest-serving independent director on the Committee, and, where multiple directors have equal length of service, by the eldest. The Secretary of the Board of Directors or, on behalf thereof, the Deputy Secretary of the Board of Directors, will act as Secretary for the Committee.

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Remunerations Committee: The Regulations of the Remunerations Committee establishes that it must be comprised of a minimum of three non-executive directors and the majority, including the Chair, must be independent directors. Committee members will be appointed by the Board of Directors, seeking to ensure that they possess the necessary dedication, skills and experience to carry out their roles. The Board of Directors will appoint the Chair of the Committee from amongst its independent members. When the Chair cannot be present, meetings will be chaired by the longest-serving independent director on the Committee, and, where multiple directors have equal length of service, by the eldest. The Secretary of the Board of Directors or, on behalf thereof, the Deputy Secretary of the Board of Directors, will act as Secretary for the Committee.

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Risk and Compliance Committee: The Regulations of the Risk and Compliance Committee establishes that it will consist of a minimum of three directors, appointed by the Board of Directors, who possess the appropriate knowledge, skills and experience to understand and control the Bank’s risk strategy. All the members of the Committee must be non-executive directors, with its Chair and a majority of members being independent directors. The Board will appoint the Chair of the Committee from amongst its independent members. When the Chair cannot be present, meetings will be chaired by the longest-serving independent director on the Committee, and, where multiple directors have equal length of service, by the eldest. The Secretary of the Board of Directors or, on behalf thereof, the Deputy Secretary of the Board of Directors, will act as Secretary for the Committee.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Technology and Cybersecurity Committee: The Regulations of the Technology and Cybersecurity Committee establish that the Committee shall consist of a minimum of three directors, most of whom shall be non-executive directors. Committee members will be appointed by the Board of Directors, seeking to ensure that they possess the necessary dedication, skills and experience to carry out their roles. The Board will appoint the Chair of the Committee from amongst its members. When the Chair cannot be present, meetings will be chaired by the longest-serving director on the Committee, and, where multiple directors have equal length of service, by the eldest. The Secretary of the Board of Directors or, on behalf thereof, the Deputy Secretary of the Board of Directors, will act as Secretary for the Committee.

Also, following the most important activities of the Board Committees and their organisational and operational rules as set out in paragraph C.2.1:

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Executive Committee: The most noteworthy actions carried out by the Committee during the 2020 financial year included the monitoring of the monthly evolution of the Group and its business areas’ activity and results, its crucial role in ensuring the integrity, coordination, consistency and coherence of the Group’s strategic and prospective processes, such as the Strategic Plan, the RAF, the ICAAP, the ILAAP, the Budget and planning of capital, liquidity and funding, taking into account aspects common to all processes, and driving the integration of the strategic bases established by the Board into all processes.

In addition, the Committee has played a key role in monitoring and controlling the measures implemented in BBVA for the management of the health and economic crisis caused by COVID-19, with intensive monitoring of the Bank’s businesses and activities adapted to the needs of the Bank and the environment, in a changing and uncertain context, and prioritising matters that required increased monitoring and control as well as those with the greatest impact on BBVA, including the Bank’s main management measures, the impacts of the crisis on activity, results and organisation, the capital situation, liquidity and solvency, and the development of risk management.

Furthermore, the Committee has ensured the coherence and alignment of RAF with the strategy established by the Board of Directors and has reviewed and proposed the bases for the proposals upon which RAF has been drafted, which were submitted to the Board by the Risk and Compliance Committee. The Committee has also supported the Board in analysing and monitoring the drafting of the Budget, the Capital Plan and the Liquidity and Funding Plan prior to submission to the Board.

The Committee also undertook work to oversee, monitor and control the Group’s risk management. It monitored the evolution of the risk profile and metrics; the most significant aspects relating to changes in the macroeconomic environment and other factors that impacted the Group’s management and activities over the course of the financial year; as well as any developments in BBVA share prices.

In addition, it has analysed progress in the corporate transaction processes, the competence to decide on which rested with the Board, including their strategic and financial aspects, in advance of their consideration by the Board, as well as other issues and projects relating to the development of the Strategic Plan, like the Group’s progress in terms of sustainability (including in environmental and social matters), or the day-to-day management of business.

Finally, particularly noteworthy is the work carried out by the Committee on the prior reporting of policies submitted to the Board, except for policies relating to issues handled by other Board committees; as well as the Group’s authorisation to appoint directors in subsidiaries or investee companies, and the granting of the powers vested in the Group.

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Audit Committee: Regarding organisational and operational rules, the operational principles of the Audit Committee are indicated in its Regulations, which lay down the basic rules of its organisation and operation. In particular, the Audit Committee’s Regulations stipulate that, inter alia, the Committee shall meet whenever it is called by its Chair, who is empowered to convene the Committee and to set the agenda for its meeting. The Regulations contain the procedure for the calling of ordinary and extraordinary meetings.

Executives responsible for the areas that manage matters within their remits may be called to meetings, in particular Accounting and Internal Auditing areas, and, at the request of the heads of these, those persons within the Group who have knowledge of or responsibility for the matters covered by the agenda, when their presence at the meeting is deemed appropriate. The Committee may also call on any other Group employee or manager, and even arrange for them to appear without the presence of any other manager, while ensuring that the presence of non-Committee members at its meetings is limited to those cases where it is necessary and to the items of the agenda for which they are called.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The Committee may, through its Secretary, engage external advisory services for relevant issues when it considers that these cannot be properly provided by experts or technical staff within the Group on grounds of specialisation or independence.

Other aspects of the organisation and operation of the Committee will be subject to the Regulations of the Committee. All matters not provided for in the aforementioned Regulations will adhere to the Regulations of the Board of Directors, insofar as they are applicable.

In terms of the most significant actions carried out by the Audit Committee during the 2020 financial year, in the performance of the functions established to it by law, it has analysed the following matters, submitting the corresponding reports and proposals to the Board for approval, where appropriate.

In relation to overseeing the financial statements and public information, it analysed and oversaw the process of preparing and presenting financial and non-financial information related to the Bank as well as its consolidated Group from the annual, half-yearly and quarterly reports, in order to determine its accuracy, reliability, adequacy and clarity, prior to its submission to the Board.

These financial information supervision functions were performed through a continuous process throughout the year, in which it has monitored the monthly development of the balance sheet and income statement, the quarterly and semi-annual financial reports, the closing results of each period and the preparation process for the corresponding financial information, paying special attention to the accounting criteria applied and any changes therein, as well as accounting regulations and the changes in the Group’s scope of consolidation.

In addition, following the health crisis caused by COVID-19, the Committee has continuously monitored and analysed the impacts that would affect the business, balance sheet and income statement of the Bank and its Group from an accounting perspective. Particularly noteworthy are the analysis and monitoring performed on (i) the extraordinary update made to the macroeconomic information required for the calculation of expected losses due to credit risk in application of the accounting standard IFRS 9; (ii) the results corresponding to the impairment test carried out on the goodwill recorded in the Group’s accounts, in compliance with International Accounting Standard (IAS) 36, and the methodology used for this assessment; (iii) the scope and impact of the moratorium measures agreed upon, whether by public initiative or initiative of the Group itself; (iv) the extraordinary provisions applied as a result of the COVID-19 crisis; and (v) changes made to policies or the accounting criteria applied, among others.

Hence, prior to their drafting and/or approval by the Board, the Committee oversaw the preparation of the individual and consolidated annual financial statements for the financial year, the half-yearly and quarterly financial statements, as well as other relevant financial information, including the CNMV Universal Registration Document, US SEC Form 20-F of the Securities and Exchange Commission (SEC), and the Prudential Relevance Report, among others, submitting to the Board the corresponding reports and/or opinions of the Committee on the financial information of the Bank and its Group.

In addition, within the financial information monitoring process, the Committee oversaw the sufficiency, suitability and effective functioning of the internal control systems established for the preparation of financial information, including tax-related systems, as well as learning from the internal reports and the reports by the executive areas of the Bank and the external auditor on the effectiveness of the internal financial control, submitting to the Board the Committee’s reports on the sufficiency of the internal control systems established by the Group for the generation of financial information.

Similarly, at the same time as overseeing the main financial information of the Bank and its Group, the Committee analysed the Group’s main tax figures, monitoring, inter alia, the real tax rate, total tax risk, the tax position on capital, as well as the main criteria used, the main decisions adopted and the impact on the financial information.

With regards to activities related to the external audit, the Committee has maintained appropriate relationships with the heads of the external auditor, during each of the monthly meetings it has held, in order to ascertain the planning, stage and progress of the Annual Plan established for performing its work in connection with the audit of the Bank and Group annual financial statements, of the interim financial statements, and of other financial information subject to review during the account auditing.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

It also received and analysed the opinion reports and communications required by account auditing legislation, from the external auditor, among which: the work carried out on the Group’s financial information, other regulatory work of the External Auditor, such as the supplementary report to the Bank’s Annual Financial Statements, as well as confirmations of its independence with regard to the Bank and other companies within its group.

Similarly, in relation to the independence of the external auditor, the Committee has ensured that internal procedures are implemented to safeguard against situations that may give rise to independence conflicts. It has also opposed declarations made by the external auditor concerning confirmation of its independence with regard to BBVA and its Group, and issued the corresponding reports in accordance with applicable legislation.

In addition, the Committee has analysed the proposal for External Auditor’s fees for the 2020 financial year, prior to it being submitted to the Board for consideration, as well as the quality of the work carried out by the external auditor during the financial year.

With regards to Internal Audit tasks, the Committee has ensured that the Internal Audit area has the necessary material and human resources for effective performance of its functions, overseeing the efficiency and operation of the role as well as its independence from other areas of the Bank for such purpose.

As such, the Committee analysed and approved the Annual Internal Audit Plan for the 2020 financial year, overseeing its development and regularly monitoring the activity and reports issued by the area during its monthly meetings. It was also notified of the result of its most relevant work, weaknesses and opportunities for improvement identified, and the recommendations made by the Internal Audit as a result of its review work.

The Committee has also been made aware of the adjustments made to the Annual Internal Audit Plan for the financial year, resulting from the contingency situation caused by COVID-19. It has analysed the extraordinary measures taken in the area to ensure the continuity of its activity in all geographies, changes made to the working methodology, the re-planning of work and the design of new alternative work based on the risk analysis review, which had the prior agreement of the Committee.

Similarly, the Committee has analysed the proposed update to the regulations of the Group’s Internal Audit Function Charter, evaluating the main envisaged changes to its regulations and content, having expressed its agreement with the proposed amendments prior to the Charter’s submission to the Board of Directors for consideration.

With regard to the Strategic Plan established by the Internal Audit Area for the 2020–2024 period, the Committee was informed of and monitored its progress during the financial year, analysing the development of all projects established for each of the strategic priorities defined, as well as the degree of implementation of the improvements identified following the review process of the Internal Audit function by an independent external expert.

The Committee also reviewed the changes to the structure of the Group of companies over the financial year, as well as the Group’s governance for the control, oversight and management of its corporate structure.

Similarly, the Committee has been informed of major corporate operations planned by the Group, monitoring the economic conditions and the main accounting impacts foreseen in the Group’s financial statements, and issuing, prior to the decisions that the Board should take, the Committee’s report on the operation.

The Committee also analysed, prior to submission for consideration by the Board, the Bank’s general policy for the disclosure of economic-financial, non-financial and corporate information, drawn up in accordance with the new recommendation set out in June 2020 by the CNMV’s new Good Governance Code of Listed Companies.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Lastly, during the Bank’s General Shareholders’ Meeting held in 2020, the Committee informed shareholders of the main issues related to the matters within its remit, including overseeing the process of preparing Bank and Group financial information, which had been provided to shareholders for their approval, the result of the account auditing and of the function that it had carried out in this matter, as well as the main issues related to the matters described in this section and other issues that were handled by the Committee.

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Appointments and Corporate Governance Committee: The Regulations of the Appointments and Corporate Governance Committee set out the operational principles of the Committee and lay down the basic rules of its organisation and operation. The Regulations of the Appointments and Corporate Governance Committee specifically provide that the Committee will meet whenever it is called to do so by its Chair, who is empowered to call the Committee and to set the agenda for its meetings, and set out the procedure for calling ordinary and extraordinary meetings.

Executives responsible for the areas that manage matters within their remits may be called to meetings, as well as, at the request thereof, those persons within the Group who have knowledge of or responsibility for the matters covered by the agenda, when their presence at the meeting is deemed appropriate. The Committee may also call on any other Group employee or manager, and even arrange for them to appear without the presence of any other manager, while ensuring that the presence of non-Committee members at its meetings is limited to those cases where it is necessary and to the items of the agenda for which they are called.

The Committee may also, through its Secretary, engage external advisory services for relevant issues when it considers that these cannot be properly provided by experts or technical staff within the Group on grounds of specialisation or independence.

Other aspects of the organisation and operation of the Committee shall be subject to the Regulations of the Committee. All other matters not provided for in the aforementioned Regulations will be subject to the Regulations of the Board of Directors, insofar as they are applicable.

With respect to the Appointments and Corporate Governance Committee’s most significant actions in 2020, in performing the functions assigned to it, of particular note were: the Committee’s continuous analysis of the structure, size and composition of the Board of Directors, ensuring that they are suitable for the corporate bodies to best perform their functions; and the analysis of the directors’ compliance with the independence and suitability criteria and the absence of any conflicts of interest for the performance of their duties, among other matters.

Taking this analysis into account, and the process of ongoing refreshment of the Board described above and the director selection processes led by the Committee, the Committee carried out the corresponding proposals and reports on the appointment and re-appointment of directors to the Board, for subsequent submission to the Company’s General Meeting in 2020.

The committee also carried out an analysis of the assessment of the operation of the Board and the performance of the functions of the Chairman of the Board and the Chief Executive Officer, submitting the corresponding reports for consideration by the Board.

In addition, in 2020 the Committee reviewed and proposed an update to the Selection Policy, including, among many other matters, the new target for representation of the underrepresented gender, as indicated above.

Furthermore, following Committee’s assumption of new functions relating to the Bank’s Corporate Governance System in 2019, it worked intensively on this matter in 2020, and in this regard, has monitored and supervised the progress made in the Bank’s Corporate Governance System during the financial year, reviewed the draft annual corporate governance report for 2019 and the amendments to certain recommendations of the CNMV Good Governance Code. It has also received information on the result of the Corporate Governance Roadshow, where meetings were held with the Bank’s main institutional investors and proxy advisors over the last months of 2020.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In light of the foregoing, the Committee analysed and reviewed the proposed new Corporate Governance General Policy for the BBVA Group, which sets out the general principles, objectives and main characteristics of corporate governance for the Group and its internal organisation, including the relationship model between BBVA and the entities comprising its Group; issuing its favourable opinion prior to submission to the Board for approval.

The Committee verified that the circumstances set out in the BBVA Directors’ Remuneration Policy for the application of malus and clawback clauses related to the conduct of executive directors, had not occurred, for the purpose of payment of the variable remuneration accrued in previous years.

Finally, the Committee analysed the appointment and dismissal of senior managers that were proposed during the 2020 financial year, in view of the selection and appointment policy of the members of the Senior Management; The Committee reviewed and verified the suitability of the proposed new senior managers, submitting their corresponding reports to the Board.

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Remunerations Committee: The Regulations of the Remunerations Committee set out the operational principles of the Committee and lay down the basic rules of its organisation and functioning. The Regulations of the Remunerations Committee specifically provide, amongst other things, that the Remunerations Committee will meet whenever it is called to do so by its Chair, who is empowered to call the Committee and to set the agenda for its meetings, and set out the procedure for calling ordinary and extraordinary meetings.

Executives responsible for the areas that manage matters within their remits may be called to meetings, as well as, at the request thereof, those persons within the Group who have knowledge of or responsibility for the matters covered by the agenda, when their presence at the meeting is deemed appropriate. The Committee may also call any other Group employee or manager, and even arrange for them to appear without the presence of any other manager. It will, however, seek to ensure that the presence of persons outside the Committee during its meetings be limited to those cases where it is necessary and to the items on the agenda for which they had been called.

The Committee may also, through its Secretary, engage external advisory services for relevant issues when it considers that these cannot be properly provided by experts or technical staff within the Group on grounds of specialisation or independence.

Other aspects of the organisation and operation of the Committee shall be subject to the Regulations of the Committee. All other matters not provided for in the aforementioned Regulations will be subject to the Regulations of the Board of Directors, insofar as they are applicable.

With regard to the most important activities carried out by the Remunerations Committee during the 2020 financial year, the activity of the Committee has been focused on performing the functions assigned to it by Article 5 of its Regulations, as well as the development of the framework established in the BBVA Directors Remuneration Policy, approved by the General Meeting held in March 2019, and in the BBVA Group Remuneration Policy, approved by the Board of Directors in November 2017, which is generally applicable to all BBVA staff and which includes the Remuneration Policy for the Identified Staff. These policies focus on the recurring generation of value for the Group, and also seek to align the interests of its employees and shareholders with prudent risk management.

Therefore, the Remunerations Committee carried out the actions detailed below during the 2020 financial year to perform its functions and implement the aforementioned remuneration policies, submitting the corresponding proposals to the Board of Directors for approval, where appropriate.

However, as detailed below, the activities of the Remunerations Committee in the 2020 financial year have been affected by the crisis caused by the COVID-19 pandemic, as has the activity of the other corporate bodies of the Bank.

During the first few months of the 2020 financial year, the Committee carried out its usual activity in the area of remuneration. Thus, the Committee submitted necessary proposals to the Board for determining the amount of the Annual Variable Remuneration of executive directors for the 2019 financial year, as well as the scales of achievement for the multi-year performance indicators that would apply to the Deferred Portion of 2019 Annual Variable Remuneration and the TSR (Total Shareholder Return) indicator reference group; determining the amount of the Deferred Portion of the Annual Variable Rate for the 2016 financial year, which was to be paid to executive directors in 2020, and the updated amount; and determining the annual and multi-year performance indicators, and their corresponding weightings, used for the calculation of the Annual Variable Remuneration of executive directors for the 2020 financial year.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The Remunerations Committee was informed of the remuneration conditions for directors as established in 2019, in accordance with the BBVA Directors’ Remuneration Policy, and resolved not to submit a proposal to the Board for their amendment.

With regard to those matters relating to Senior Management, the Committee established, for its proposal to the Board and in line with the basic contractual framework for Senior Management, the basic contractual conditions applicable to members of the Bank’s Senior Management who were appointed by the Board on 19 December 2019, effective from 1 January 2020; as well as the salary review of certain senior managers, also within said contractual framework. Similarly, the Committee reviewed the Annual Variable Remuneration of members of Senior Management for the 2019 financial year, as well as the Deferred Portion of the 2016 Annual Variable Remuneration for Senior Managers who receive such remuneration, both to be paid in 2020.

Similarly, the Committee determined the 2019 Annual Variable Remuneration for the heads of Regulation & Internal Control and Internal Audits (under the direct authority of the Board) , for its proposal to the Board, on the basis of the approach taken by the Risk and Compliance and Audit Committees, respectively, in relation to the assessment of their objectives.

Regarding matters relating to the Identified Staff, which includes Senior Management, the Committee established that the scales of achievement for the multi-year indicators for the deferred 2019 Annual Variable Remuneration, as well as the TSR indicator reference group, were the same as those set for the executive directors. The Committee also established that the multi-year indicators for the 2020 Annual Variable Remuneration determined for the executive directors were also applicable to the Identified Staff.

Also in 2020, as in every year, the Committee submitted to the Board, for its approval and subsequent submission to a vote at the General Meeting: The Annual Report on the Remuneration of Directors for the 2019 financial year, which was finally approved with 92.46% of the votes; and the resolution to increase the maximum variable remuneration level of up to 200% of the fixed component applicable to a specific number of members of the Identified Staff, which was approved with 97.23% of the votes.

In March 2020, after the General Meeting, the health crisis caused by COVID-19 began, which largely determined the activity of the Remunerations Committee for the remainder of the financial year. In particular, at this time, in view of the exceptional circumstances arising from the COVID-19 crisis and as a gesture of responsibility and commitment toward customers, shareholders, employees and society in general, 330 members of the Identified Staff, including the executive directors and members of the Senior Management, waived generation of the Annual Variable Remuneration for the 2020 financial year.

In this context, the Remunerations Committee analysed the waiver of the Annual Variable Remuneration for the 2020 financial year by the executive directors and the consequences thereof in terms of resolutions previously adopted by the corporate bodies of the Bank for the generation of the same, which were mostly ineffective.

Likewise, the Remunerations Committee analysed the minimum thresholds for Attributable Profit and Capital Ratio established by the executive area for determining the 2020 Annual Variable Remuneration, if applicable, both for those members of the Identified Staff who had not fully waived said Annual Variable Remuneration as well as for the rest of the Group’s staff, all of which the Board was informed of.

With regard to the function of the Committee in ensuring compliance with the remuneration policies established by the Company, the Remunerations Committee carried out a review of the implementation, in the 2019 financial year, of the approved remuneration policies (the Directors’ Remuneration Policy and the BBVA Group’s Remuneration Policy, which includes the Remuneration Policy for the Identified Staff), based on the annual Internal Audit Area Report. In addition, the Committee has been informed of the development and outcome of identifying the BBVA Group Identified Staff in 2020.

During 2020 the Committee has also verified the information about the remuneration of directors and senior managers contained in the Financial Statements and in the Annual Report on the Remuneration of Directors for the 2019 financial year.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•

Risk and Compliance Committee: The Regulations of the Risk and Compliance Committee set out the operational principles of the Committee and lay down the basic rules of its organisation and operation. In particular, the Risk and Compliance Committee’s Regulations stipulate, inter alia, that the Committee shall meet whenever it is called by its Chair, who is empowered to call the Committee and to set the agenda for its meeting. The Regulations contain the procedure for the calling of ordinary and extraordinary meetings.

Executives responsible for the areas that manage matters within their remits may be called to meetings, including the Regulation & Internal Control area and the Risks area, and, at the request of the heads of these, those persons within the Group who have knowledge of or responsibility for the matters covered by the agenda, when their presence at the meeting is deemed appropriate. The Committee may also call on any other Bank employee or manager, and even arrange for them to appear without the presence of any other manager, while ensuring that the presence of non-Committee members at its meetings is limited to those cases where it is necessary and to the items of the agenda for which they have been called.

The Committee may also, through its Secretary, engage external advisory services for relevant issues when it considers that these cannot be properly provided by experts or technical staff within the Group on grounds of specialisation or independence.

Other aspects of the organisation and operation of the Committee shall be subject to the Regulations of the Committee. All other matters not provided for in the aforementioned Regulations will be subject to the Regulations of the Board of Directors, insofar as they are applicable.

With regard to the most important activities carried out by the Risk and Compliance Committee during the 2020 financial year, the Committee analysed in several of its meetings and submitted a proposal for the BBVA Group’s Risk Appetite Framework for the 2021 financial year (on the basis of the approach taken by the Executive Committee), as well as an update to the BBVA Group’s General Risk Management and Control Model. These were submitted to the Board of Directors for its consideration and, where appropriate, its approval.

During the 2020 financial year, the Committee reviewed reports on the internal capital adequacy assessment process (ICAAP) and the internal liquidity adequacy assessment process (ILAAP), as well as regulatorily required adequacy proposals for capital and liquidity. This review was carried out to monitor the development of stress scenarios and verify their alignment with the approved Risk Appetite Framework, with assistance from the Risk, Finance and Regulation & Internal Control areas, amongst others. This made it possible to ensure that these reports and proposals faithfully reflected the Group’s situation in the areas analysed prior to them being submitted for consideration by the Executive Committee and the Board of Directors.

The Risk and Compliance Committee has participated in the annual review and updating of the Group’s general risk management and control policies, both financial and non-financial, ensuring they are consistent with the Group’s General Risk Management and Control Model.

The Risk and Compliance Committee also confirmed that the model is adequate and that the Group has structural risk-management areas both at corporate level and in each geographical and/or business area. They added that these function correctly and provide the Committee with the information required to understand the Group’s risk exposure at all times, thus enabling the Committee to fulfil its monitoring, supervision and control functions.

The Risk and Compliance Committee has monitored the effectiveness of the Regulation & Internal Control area, involving itself in matters related to the Head of the area and ensuring that the area has the resources necessary to carry out its functions.

The Risk and Compliance Committee has received monthly information from the Head of Regulation & Internal Control regarding the activity carried out by each of the units that comprise that area, with a focus on the work carried out to tackle the impact of the pandemic. In addition, the Committee has received periodic reports directly from the heads of Compliance, Non-Financial Risks and Internal Risk Control, all of which fall under the Regulation & Internal Control area.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Throughout the 2020 financial year, the Risk and Compliance Committee monitored the evolution of the different risks to which the Group is exposed—both financial (e.g. credit risk, structural risks, market risk, insurance risk) and non-financial (mainly operational risks)—as part of the BBVA Group’s General Risk Management and Control Model and in accordance with the Risk Appetite Framework approved by the Board of Directors.

The Risk and Compliance Committee therefore received and analysed information from the Risk and Regulation & Internal Control areas suitably frequently, and had the support of the Group’s Chief Risk Officer, the Head of Regulation & Internal Control, those in charge of each type of risk in the corporate field and the risk directors of the Group’s main geographical and/or business areas, and spoke directly with each one to discuss this topic.

All of this afforded the Risk and Compliance Committee direct knowledge of the Group’s risks, both globally and locally, allowing it to perform its function of monitoring the evolution of the Group’s risks, regardless of the type of risk, the geographical or business area in which it originates, and even the sector or portfolio to which it belongs.

In the performance of this function, the Risk and Compliance Committee also regularly monitored the compliance of the metrics established for the 2020 financial year, with the necessary frequency and level of detail to ensure adequate monitoring of said indicators. To further enhance its monitoring of the Risk Appetite Framework, the Committee received information about key internal and external variables that do not directly form part of the Risk Appetite Framework but affect its compliance. All of this prior to its follow-up by the other corporate bodies with risk functions.

In particular, and since the outbreak of the COVID-19 pandemic, the Committee has been continuously monitoring those risks most affected by the pandemic, with a focus on the behaviour of those credit portfolios which has been subject to legal or sectoral moratoria, as well as new lending operations granted with public guarantees.

In addition, the credit committees of Global Risk Management (GRM) informed the Risk and Compliance Committee periodically of the main credit risk operations in their respective areas of competency, as well as the Group’s most significant cases of credit exposure. Each month, the Risk and Compliance Committee was also provided with information about the qualitative risk operations authorised by the committees of Global Risk Management.

The Risk and Compliance Committee has analysed, in advance, the financial and non-financial risks of corporate operations submitted for consideration by the Board of Directors.

In 2020, the Committee received recurring information on the evolution of metrics and analysis in terms of profitability and capital, which evaluate the alignment of the resulting pricing in the financing and credit activity against the risk strategy and risk transfer in the Group.

Additionally, the Committee monitored the profitability of portfolios and businesses and the performance of the profitability indicators incorporated into the Bank’s Risk Appetite Framework. All of this enabled the Committee to confirm that the prices of the assets and liabilities offered to customers were aligned with the Bank’s business model and risk strategy.

The Committee was involved in establishing the multi-year performance indicators for the 2020 Annual Variable Remuneration, as well as the scales of achievement for the multi-year performance indicators for the 2019 Annual Variable Remuneration, analysing their alignment with appropriate, effective and prudent risk management, prior to their submission to the Board by the Remunerations Committee.

The Committee was informed of the Risk area’s structure, resources and incentive scheme as well as its means, systems and tools (including those in development stage), having verified that the Group has adequate resources in relation to its strategy.

The Risk and Compliance Committee participated in the review of the Group’s Recovery Plan with a view to assessing its alignment with the Risk Appetite Framework approved by the Group and analysing the risk scenarios used, with the help of the Risk and Finance areas, inter alia, before being submitted to the Executive Committee and subsequently the Board of Directors for consideration.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Regarding the functions of the Committee in relation to compliance, it should be noted first and foremost that during the 2020 financial year, the Committee analysed each of the policies prepared by the executive areas in this regard (e.g. conflicts of interest, anti-corruption), issuing its favourable opinion prior to their submission to the board to be approved or updated. Before being approved by the Board of Directors, the Committee also examined the new Charter of the Compliance Function, which was updated in 2020 to ensure its alignment with new regulations, supervisory expectations and the BBVA Group’s organisational structure.

The Committee also regularly monitored information received by the Compliance Unit over the course of the financial year regarding the Group’s compliance with applicable internal and external regulations. The Committee examined the findings of the independent review processes carried out both internally within the Group and externally by the competent authorities, as well as the degree of progress in implementing planned measures within the various areas of activity (e.g. conduct, prevention of money laundering and terrorist financing, data protection). It also specifically monitored the activity of the Compliance Unit in relation to the MiFID regulations and bank transparency.

Moreover, the Committee was informed, as often as appropriate, of the findings of external audits and any other reviews carried out by external experts on compliance-related matters, including existing internal control measures concerning the prevention of money laundering and terrorist financing.

Similarly, the Committee also monitored the main legal risks deriving from litigation to which the Group is exposed. Furthermore, regarding compliance with applicable internal regulations, the Committee was informed by the heads of the relevant executive areas of any pertinent compliance-related issues concerning the implementation of internal regulation (e.g. general policies, procedures) approved by the Group.

Regarding BBVA’s Crime Prevention and Criminal Risk Management Model, the Committee was informed of its development over the course of the financial year and the main lines of work involved in relation to the model’s various elements.

The Committee was also informed by the head of the Compliance Unit—the unit responsible for promoting and ensuring, in an independent and objective manner, that BBVA acts with integrity, particularly in areas such as anti-money laundering, conduct with clients, security market conduct, anti-corruption and other aspects of corporate conduct—of the functioning of the whistleblowing channel, as well as of the noteworthy aspects of the area.

Finally, the Committee analysed the degree of implementation of the Compliance Unit’s Annual Plan for the 2019 financial year. It also examined the Annual Plan set out for 2020, as well as monitoring its progress in terms of implementation, which was impacted by the crisis and extraordinary activity carried out following the outbreak of the pandemic.

Regarding communications and recommendations from supervisors, the Committee was made aware of the major communications and inspections carried out by the Group’s supervisory bodies, whether national or foreign, being informed, where appropriate, of the recommendations, weaknesses or areas of improvement identified, as well as the action plans and other measures established by the relevant executive areas in order to overcome them in time.

Finally, during the 2020 financial year, the Risk and Compliance Committee verified the progress and effectiveness of the various actions and initiatives drawn up by the Risk and Regulation & Internal Control areas to strengthen the risk and compliance culture in the Group, so as to enable employees to perform their duties in a secure environment, and to encourage the mitigation of risks, both financial and non-financial, to which their activities are exposed.

•

Technology and Cybersecurity Committee: The Regulations of the Technology and Cybersecurity Committee set out the operational principles of the Committee and lay down the basic rules of its organisation and operation. In particular, the Technology and Cybersecurity Committee’s Regulations stipulate, inter alia, that the Committee shall meet whenever it is convened by its Chair, who is empowered to call the Committee and set the agenda of its meetings. The Regulations contain the procedure for the calling of ordinary and extraordinary meetings.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Executives responsible for the areas that manage matters within their remits may be called to meetings, as well as, at the request thereof, those persons within the Group who have knowledge of or responsibility for the matters covered by the agenda, when their presence at the meeting is deemed appropriate. The Committee may also call on any other Bank employee or manager, and even arrange for them to appear without the presence of any other manager, while ensuring that the presence of non-Committee members at its meetings is limited to those cases where it is necessary and to the items of the agenda for which they have been called.

The Committee may also, through its Secretary, engage external advisory services for relevant issues when it considers that these cannot be properly provided by experts or technical staff within the Group on grounds of specialisation or independence.

Other aspects of the organisation and operation of the Committee shall be subject to the Regulations of the Committee. All other matters not provided for in the aforementioned Regulations will be subject to the Regulations of the Board of Directors, insofar as they are applicable.

With regard to the most relevant actions carried out by the Technology and Cybersecurity Committee during the 2020 financial year, the Committee has received information on the Group’s technology strategy from the heads of the Engineering and Organization Area, regarding the main strategic projects and plans defined by that Area, with a focus on those related to resilience, cloud infrastructure, banking functionalities and the development of engineering solutions for the areas and the data platform. Additionally, the input of external advisers was made available to the Committee in order to strengthen the Committee’s independence in the performance of this function.

Within the context of these plans and projects, the Committee has been informed of technological trends and of other issues pertaining to new technologies, applications, IT systems and best practices that affect or may affect the Group’s technology strategy or plans.

The Committee has received recurring updates on the metrics established by the Group for management and control in the technological field.

In relation to the Committee’s functions in the area of technological risk supervision and cybersecurity management for the Group, firstly, since the beginning of the crisis caused by COVID-19, the Committee was informed about (a) the management of business continuity from an operational point of view; (b) the move to remote working by the vast majority of staff; and (c) the strengthening of the Group’s operational capabilities and other cybersecurity and fraud management measures during the pandemic.

Also, the Committee received information about the updated framework of technological risks to which the Group is exposed, as well as the measures for identifying, managing, monitoring and mitigating such risks.

In particular, the Committee has been provided with further detail on identification, management, monitoring and mitigation of IT-related risks faced by the Group as a result of services that are contracted to suppliers; along with the main risks associated with the use of shadow IT elements.

Additionally, the Committee has been informed of how the Bank complies with the EBA’s ICT guidelines in relation to IT and security risk management.

The Committee was also informed of progress made in relation to the business continuity strategy and lessons learnt as a result of the pandemic.

The Committee has reviewed the main programmes in the field of cybersecurity and was informed about progress made, the implementation of artificial intelligence solutions, the evolution of the established metrics and future plans.

Finally, at each of its meetings, the Committee also received information on the main cybersecurity-related events at industry level and on those that are relevant to the BBVA Group. This information was provided by the head of the Corporate Security unit, who explained how the Group is prepared to deal with attacks of a similar nature, as well as how it has dealt with attacks and, where applicable, mitigated their consequences for the Group.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

With respect to Section D (Related-party and Intragroup Transactions), see Notes 53 and 48 within the BBVA Consolidated and Individual Annual Financial Statements for the 2020 financial year, respectively. Section D.4 details the transactions conducted by Banco Bilbao Vizcaya Argentaria, S.A. at the close of the financial year, with the company issuing securities on international markets, carried out as part of ordinary trading related to the management of outstanding issuances, guaranteed by BBVA. Moreover, with respect to Section D.4, please refer to the section entitled ‘Offshore financial centres’ in the BBVA Consolidated Management Report for the 2020 financial year.

Furthermore, with respect to Section D.6, all members of the Board of Directors and BBVA Senior Management are subject to the provisions of the BBVA Code of Conduct, the Group’s General Policy on Conflicts of Interest and the Internal Standards of Conduct in the Securities Markets, which establish principles and guidelines to identify, prevent and manage potential conflicts of interest. In particular, the Internal Standards of Conduct in the Securities Markets establishes that all persons subject to them must notify the head of their area or the Compliance unit of situations that could potentially and under specific circumstances may entail conflicts of interest that might compromise their impartiality, before they engage in any transaction or conclude any business in the securities market in which such may arise.

With respect to Section E.3, and as regards preliminary proceedings 96/2017 — investigation piece number 9 — for the services provided to the Bank by Centro Exclusivo de Negocios y Transacciones, S.L. (Cenyt), it should be noted that, since January 2019, this issue has been periodically reported to the Bank’s corporate bodies. This relates to both the Board committees within their remit (Audit Committee and Risk and Compliance Committee) as well as the Board of Directors as a whole. These bodies have driven and monitored internal investigation procedures, ensuring that the Bank fully cooperates with the authorities and develops a policy of transparency.

In addition to the above, the Bank’s management bodies have continued implementing several measures to reinforce the Bank’s internal control systems, the key elements of which are described in the “Compliance System ”section of the Non-Financial Information report, included in the individual and consolidated Management Reports of year 2020 in which this Annual Corporate Governance Report is included. This relates to the approval of new policies and other internal regulation, the improvement on internal control processes and the reinforcement of the criminal prevention model.

It is also worth noting that the relevant information obtained in the internal investigation hired by the entity in 2019 to contribute to the clarification of the facts, indicate that neither the Executive Chairman of the Bank nor any of the current members of the Board of Directors are implicated, and it has not been proven that the Bank has committed any criminal activity. BBVA pleads that the entity bears no responsibility for the facts under investigation.

It must also be stressed that to date the case has not impacted the Bank’s business, nor has it negatively impacted the reputation indices, which are subject to recurrent monitoring by both the executive team and by its management bodies.

BBVA has created a specific section on its corporate website with information on issues related to the Cenyt case (https://www.bbva.com/en/specials/the-cenyt-case/).

To supplement Recommendation 64 included in Section G, it is expressly noted that, in accordance with BBVA Directors’ Remuneration Policy, approved by the 2019 General Shareholders’ Meeting, the Bank has no commitments to pay severance indemnity to executive directors.

As detailed in said Remuneration Policy, the contractual framework defined for executive directors establishes a post-contract non-compete agreement for a two-year period after they cease as BBVA executive directors, provided that said leave is not due to retirement, disability or serious breach of duties. As compensation for this agreement, executive directors will receive remuneration of an amount equivalent to one annual fixed remuneration per year of duration, which shall be paid monthly over the course of the two-year duration of the non-compete agreement.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

As described in Section C.1.3 above, the Bank has undertaken welfare commitments to cover retirement, disability and death contingencies with the Group Executive Chairman, which conditions are described in the BBVA Directors’ Remuneration Policy. With regard to the pension commitment, this is established as a defined-contribution scheme, according to which the annual contributions to be made to cover retirement are set in advance. Pursuant to this commitment, the Group Executive Chairman is entitled to a retirement benefit when he reaches the legally established retirement age, which amount shall result from the sum of the contributions made by the Bank and their corresponding yields up to said date, provided that his leave is not due to serious breach of his duties. The system do not provide for the possibility of receiving the retirement pension in advance.

Regarding adherence to codes of ethics or good practice, the BBVA Board of Directors approved in 2011 the Bank’s adhesion to the Código de Buenas Prácticas Tributarias (Code of Good Tax Practices) approved by the Large Corporations Forum according to the wording proposed by the Spanish Tax Agency (AEAT). The Group meets the obligations assumed as a result of this adherence and, during the 2020 financial year, voluntarily prepared and submitted to the Spanish Tax Agency the Annual Fiscal Transparency Report for companies adhering to this Code. In this vein, the BBVA Group has adhered since 2013 to the Code of Practice on Taxation for Banks promoted by British tax authorities, and has met its obligations in this regard.

Furthermore, BBVA is committed to implementing the provisions of the Universal Declaration of Human Rights and is a member of all major international initiatives for sustainable development, such as the Principles of United Nations Global Compact, the Equator Principles, the United Nations Principles for Responsible Investment, the United Nations Environment Programme Financial Initiative, the Green Bond Principles, the Social Bond Principles, the Green Loan Principles, the Thun Group of Banks on Human Rights, the Carbon Disclosure Project (CDP), the RE100 initiatives, the Science Based Targets, Grupo Español para el Crecimiento Verde (Spanish Green Growth Group) initiatives, the World Economic Forum (WEF)’s Alliance of CEO Climate Leaders, as well as others conventions and treaties of international organisations such as the Organization for Economic Co-operation and Development and the International Labour Organization. Also noteworthy is the fact that in 2019 BBVA signed, as a founding signatory, the Principles for Responsible Banking and joined the Collective Commitment to Climate Action as part of this year’s UN Climate Action Summit. Moreover, BBVA is firmly committed to the United Nations Sustainable Development Goals (SDGs) and the Paris Agreement on Climate Change, and, since 2017, the Bank has been part of the pilot group of banks committed to implementing the recommendations regarding financing and climate change published in July by the Financial Stability Board of the G20.

This Annual Corporate Governance Report was approved by the company’s Board of Directors during its meeting on 8 February 2021.

List whether any directors voted against or abstained from voting on the approval of this report.

No

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 16, 2021	By:	/s/ Domingo Armengol Calvo
	Name:	Domingo Armengol Calvo
	Title:	Corporate Secretary and Secretary of the Board of Directors